3/13

08002227

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fairborne Energy Ltd

*CURRENT ADDRESS 3400, 450 - 1st Street SW

Calgary, AB T2P 5H1

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAY 06 2008

THOMSON REUTERS

FILE NO. 82- 35185 FISCAL YEAR 12/31/08

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/30/08

082-35785

12-31-06
AR/S

NOTICE OF SPECIAL MEETING OF UNITHOLDERS AND
EXCHANGEABLE SHAREHOLDERS

to be held December 18, 2007

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S
BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD., FAIRBORNE EXCHANGECO LTD.,
FAIRBORNE NEWCO INC., 1351064 ALBERTA LTD. AND
FAIRBORNE SECURITYHOLDERS

November 16, 2007

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor. If you require more information with respect to voting your securities of Fairborne Energy Trust, please contact Kingsdale Shareholder Services Inc. at 1-866-851-4179 or 416-867-2272.

TABLE OF CONTENTS

APPENDICES

FAIRBORNE
ENERGY TRUST

November 16, 2007

Dear Unitholders and Exchangeable Shareholders:

You are invited to attend a special meeting (the "**Meeting**") of holders ("**Unitholders**") of trust units ("**Trust Units**") of Fairborne Energy Trust ("**Fairborne**" or the "**Trust**") and holders ("**Exchangeable Shareholders**") of exchangeable shares ("**Exchangeable Shares**") of Fairborne Energy Ltd. ("**Fairborne Energy**") to be held in the Lecture Room of the Metropolitan Conference Centre, 333 - Fourth Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time) on December 18, 2007. At the Meeting, you will be asked to consider a proposed arrangement (the "**Arrangement**") involving the Trust, Fairborne Energy, Fairborne ExchangeCo Ltd. ("**Fairborne ExchangeCo**"), Fairborne Newco Inc. ("**Fairborne Newco**"), 1351064 Alberta Ltd. ("**Fairborne Subco**"), Unitholders and Exchangeable Shareholders. **If you cannot attend the Meeting, please complete the applicable enclosed form of proxy or voting direction and submit it as soon as possible.**

If approved, the Arrangement will result in the reorganization of the Trust into a growth oriented intermediate public exploration and production company ("**Fairborne Amalco**") that will retain the name "Fairborne Energy Ltd." and will own, directly or indirectly, all of the existing assets and assume all of the existing liabilities of the Trust. The board of directors and senior management of Fairborne Amalco will be comprised of the current members of the board of directors and senior management of Fairborne Energy, the current administrator of the Trust, with one additional nominee of Denham (defined below) to join the board upon completion of the private placement described below.

Immediately following completion of the Arrangement, Denham Commodity Partners Fund IV L.P. ("**Denham**"), a U.S. based private equity fund, has agreed to subscribe for, on a private placement basis, approximately 13.4 million common shares of Fairborne Amalco at a subscription price of $7.45 per share (the "**Private Placement**") for aggregate gross proceeds to Fairborne Amalco of approximately CDN $100 million. Denham's investment in Fairborne Amalco is conditional on the successful closing of the Arrangement. Denham's investment will significantly improve Fairborne's financial flexibility and position the reorganized company for growth.

Strategically, the Arrangement, together with the Private Placement (collectively, the "**Transaction**"), will position Fairborne as a high growth natural gas focused exploration and production company with a strong balance sheet. Management and the board of directors of Fairborne Energy believe the best opportunity and strategic direction to create securityholder value is to reinvest 100% of Fairborne's cash flow to fully exploit its attractive drilling opportunities and grow its production base, while retaining use of its credit facilities for acquisitions. The Transaction will allow Fairborne to transform the growth outlook of Fairborne Amalco and position it to increase its reserves, production and cash flow through the development of Fairborne's large inventory of identified drilling prospects. Fairborne currently has 232,800 net acres of undeveloped land and over 500 identified drilling prospects. In addition, the Denham investment will allow Fairborne Amalco to reduce debt levels and thereby pursue opportunistic acquisitions.

Pursuant to the Arrangement, Unitholders will receive, for each Trust Unit held, one common share ("**Fairborne Amalco Share**") of Fairborne Amalco. Exchangeable Shareholders will participate in the Arrangement and receive Fairborne Amalco Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable on the effective date of the Arrangement (the "**Effective Date**").

Following the Effective Date, holders of Fairborne's 6.50% convertible unsecured subordinated debentures (the "**Debentures**") will thereafter be entitled to receive Fairborne Amalco Shares rather than Trust Units on conversion of such Debentures on the same conversion basis as Trust Units were previously issuable on conversion thereof.

The resolution approving the Arrangement and related matters (the "**Arrangement Resolution**") must be approved by not less than two-thirds of the votes cast by the Unitholders and Exchangeable Shareholders (collectively, "**Securityholders**") voting together as a single class in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

RBC Dominion Securities Inc. ("**RBC**") has acted as financial advisor to Fairborne with respect to the Transaction and has provided our board with an opinion that the consideration under the Transaction is fair, from a financial point of view, to the Unitholders. **Our board, based upon its own investigations, including its consideration of the fairness opinion of RBC, has unanimously concluded that the Transaction is fair to Securityholders, is in the best interest of Fairborne and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.** Our officers, directors and their associates who own in the aggregate approximately 10.0% of the outstanding Trust Units and 46.7% of the outstanding Exchangeable Shares have indicated that they intend to vote in favour of the Arrangement.

Cormark Securities Inc. is acting as strategic advisor to Fairborne in connection with the Arrangement and CIBC World Markets Inc. acted as exclusive financial advisor to Denham with respect to the Private Placement.

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding the Trust, Fairborne Energy, Fairborne Newco and Fairborne Amalco. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of the Information Circular. If you are a registered Securityholder and are unable to attend the meeting in person, please complete and deliver the applicable enclosed form of proxy or voting direction, as the case may be, in order to ensure your representation at the Meeting. You should also complete and submit the letter of transmittal, which is also enclosed, together with the certificates representing your Trust Units and/or Exchangeable Shares (or instruct your broker or nominee to complete the letter of transmittal on your behalf) to receive your Fairborne Amalco Shares as soon as possible following the Effective Date. If you are a non-registered holder of Fairborne Securities and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting direction, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

On behalf of the board of directors of Fairborne Energy, I would like to express our gratitude for the support our Securityholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We look forward to seeing you at the Meeting.

Yours very truly,

(signed) "*Steven R. VanSickle*"
Steven R. VanSickle, President and Chief Executive Officer
Fairborne Energy Ltd., the administrator of
Fairborne Energy Trust

FAIRBORNE ENERGY TRUST
NOTICE OF SPECIAL MEETING OF FAIRBORNE SECURITYHOLDERS
to be held December 18, 2007

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated November 14, 2007, a special meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of Fairborne Energy Trust ("**Fairborne**" or the "**Trust**") and the holders ("**Exchangeable Shareholders**") of exchangeable shares ("**Exchangeable Shares**") of Fairborne Energy Ltd. ("**Fairborne Energy**") (the Unitholders and Exchangeable Shareholders being collectively referred to as the "**Fairborne Securityholders**") will be held in the Lecture Room, at the Metropolitan Conference Centre, 333 - Fourth Avenue S.W., Calgary, Alberta on December 18, 2007, at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Fairborne dated November 16, 2007 (the "**Information Circular**"), to approve a plan of arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement which is attached as Appendix C to the Information Circular.

The record date (the "**Record Date**") for determination of Fairborne Securityholders entitled to receive notice of and to vote at the Meeting is November 16, 2007. Only Fairborne Securityholders whose names have been entered in the applicable register of Trust Units or Exchangeable Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Trust Units or Exchangeable Shares (collectively "**Fairborne Securities**") who acquire Fairborne Securities after the Record Date will not be entitled to vote such Fairborne Securities at the Meeting.

Pursuant to the Interim Order, the Fairborne Securityholders will vote together as a single class of securities at the Meeting. Each Trust Unit outstanding on the Record Date is entitled to one vote. The special voting unit ("**Special Voting Unit**") held by Computershare Trust Company of Canada (the "**Trustee**") for the benefit of holders of Exchangeable Shares is entitled to such number of votes at the Meeting as is equal to the number of Trust Units issuable upon the redemption, retraction or exchange of all Exchangeable Shares outstanding on the Record Date.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by no later than 10:00 a.m. (Calgary time) on the second last business day immediately preceding the date of the Meeting or any adjournment thereof.

Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions for a number of votes equal to the number of Trust Units into which that holder's Exchangeable Shares are exchangeable as at the Record Date. The procedures for holders of Exchangeable Shares to instruct the Trustee in respect of voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares of Fairborne Energy Ltd." (the "**Voting Direction**") that has been provided to holders of Exchangeable Shares together with the accompanying Information Circular. The Voting Direction is the means by which holders of Exchangeable Shares may authorize the voting of the voting rights associated with the Exchangeable Shares at the Meeting. The Trustee will exercise each vote only as directed on the Voting Direction. In the absence of instructions to voting, the Trustee will not exercise any votes on behalf of holders of Exchangeable Shares. See also the discussion under "General Proxy Matters - Voting by Holders of Exchangeable Shares" contained in the accompanying Information Circular. **To be effective, the Voting Direction must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by no later than 10:00 a.m. (Calgary time) on the second last business day immediately preceding the date of the Meeting or any adjournment thereof.**

A proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof. Holders of Trust Units and Exchangeable Shares who are planning on returning the accompanying form of proxy or Voting Direction, as the case may be, are encouraged to review the Information Circular carefully before submitting the proxy form or Voting Direction. For assistance, see the back cover of this Information Circular.

Registered holders of Fairborne Securities have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Fairborne Securities in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order. A Fairborne Securityholder's right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order are set forth in Appendices F and B, respectively, to the Information Circular. A dissenting Fairborne Securityholder must send to Fairborne, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Fairborne Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Fairborne Securities are entitled to dissent. Accordingly, a beneficial owner of Fairborne Securities desiring to exercise the right to dissent must make arrangements for the Fairborne Securities beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Fairborne or, alternatively, make arrangements for the registered holder of such Fairborne Securities to dissent on behalf of the holder.

If you are a non-registered holder of Fairborne Securities and received these materials through your broker or through another intermediary, please complete and return the form of proxy or Voting Direction, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

DATED at the City of Calgary, in the Province of Alberta, this 16th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF FAIRBORNE ENERGY LTD., for and on behalf of **FAIRBORNE ENERGY TRUST**

(signed) "*Steven R. VanSickle*"
Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD., FAIRBORNE EXCHANGECO LTD., FAIRBORNE NEWCO INC., 1351064 ALBERTA LTD. AND FAIRBORNE SECURITYHOLDERS

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of Fairborne Energy Trust ("**Fairborne**" or the "**Trust**"), Fairborne Energy Ltd. ("**Fairborne Energy**"), Fairborne ExchangeCo Ltd. ("**Fairborne ExchangeCo**"), Fairborne Newco Inc. ("**Fairborne Newco**") and 1351064 Alberta Ltd. ("**Fairborne Subco**"), with respect to a proposed arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving the Trust, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco, Fairborne Subco, the holders ("**Unitholders**") of trust units of the Trust and the holders ("**Exchangeable Shareholders**") of exchangeable shares of Fairborne Energy (the Unitholders and Exchangeable Shareholders being collectively referred to as the "**Fairborne Securityholders**"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of the Trust dated November 16, 2007, accompanying this Notice of Petition. At the hearing of the Petition, the Trust, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco intend to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c) an order declaring that the registered Fairborne Securityholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the "**Interim Order**") of the Court dated November 14, 2007;

(d) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms; and

(e) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *United States Securities Act of 1933*, as amended, provided by Section 3(a)(10) thereof with respect to the securities to be issued to Fairborne Securityholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 18th day of December, 2007 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Fairborne Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. **Any Fairborne Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Fairborne on or before noon (Calgary time) on December 11, 2007, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.** Service on Fairborne is to be effected by delivery to the solicitors for Fairborne at their address set out below. If any Fairborne Securityholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Trust, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Fairborne Securityholders for the purpose of such Fairborne Securityholders voting upon a resolution to approve the Arrangement and has directed that registered Fairborne Securityholders shall have the right to dissent with respect to the Arrangement in a manner consistent with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Fairborne Securityholder or any other interested party requesting the same by the under mentioned solicitors for Fairborne upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: D. J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 16th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF FAIRBORNE ENERGY LTD.

(signed) "*Steven R. VanSickle*"
Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Ltd., the administrator of
Fairborne Energy Trust

INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Fairborne Energy for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of November 16, 2007 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Securityholders and potential investors can identify many of these statements by looking for words such as "may", "believe", "expects", "will", "intends", "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving the Trust and Fairborne Amalco or any of their respective affiliates; amounts to be retained by Fairborne Amalco for growth; capital expenditures and the timing and funding thereof; the completion of the Private Placement; payout ratios; expectation of future production rates; access to credit facilities, capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; the plans of Fairborne Amalco on completion of the Transaction and the effect thereof; and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of Fairborne Energy's management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Fairborne believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, imprecision of reserve estimates, environmental risks, the inability to meet or continue to meet listing requirements, the inability to obtain required consents, permits or approvals, including Securityholder and Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement and the Private Placement, stock market volatility and the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, the risk that actual results will vary from the results forecasted and such variations may be material and the other risk factors set out in the Trust AIF incorporated herein by reference and the risk factors set forth under "Information Concerning Fairborne Newco and Fairborne Amalco – Risk Factors" in Appendix E hereto. Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including unaudited pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Fairborne and Fairborne Amalco. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Fairborne undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term "barrels of oil equivalent" ("Boe") may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Fairborne Securities

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name ("**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for Fairborne as the registered holders of Units can be recognized and acted upon at the Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder's name on the records of Fairborne. Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms. Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. Fairborne does not know for whose benefit the Units registered in the name of CDS & Co. are held. The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a beneficial unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the beneficial unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The beneficial holder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively the beneficial holder can call a toll-free telephone number or access the internet to vote the Units held by the beneficial holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of units to be represented at a meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Units in that capacity. If you wish to attend the Meeting and vote your own Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose names appear on the records of Fairborne Energy as the registered holders of Exchangeable Shares are entitled to instruct Computershare Trust Company of Canada as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

See "*General Proxy Matters*" in this Information Circular.

Supplementary Disclosure – Non-Canadian GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry. "Funds flow" or "funds flow from operations" and "net backs" are not defined by Canadian GAAP and are referred to as non-Canadian GAAP measures. Funds flow from operations as used by the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that this term should not be construed as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of performance. The Trust uses funds flow from operations to analyze operating performance and leverage and considers cash flow from operations to be a key measure as it demonstrates the entity's ability to generate the cash necessary to fund future capital investments, to repay debt or make distributions to Unitholders. The reconciliation between funds flow from operations and cash flow from operating activities can be found in the management's discussion and analysis of the Trust for the year ended December 31, 2006, and the nine months ended September 30, 2007, which are incorporated by reference in this Information Circular. The Trust also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average and diluted weighted average units outstanding consistent with the calculation of income per unit and diluted income per unit.

As of the date of this Information Circular, Fairborne no longer uses terms such as "distributable cash", "cash available for distribution" and "payout ratio" to analyze operating performance, leverage and liquidity of the Trust. Certain documents previously prepared by Fairborne containing these terms are incorporated by reference in this Information Circular. These terms are not measures recognized by Canadian GAAP and do not have standardized meanings prescribed by Canadian GAAP. As a result, these measures may not be comparable to similar measures presented by other issuers and investors are cautioned that such terms should not be construed as an alternative to other measures of financial performance calculated in accordance with Canadian GAAP. These measures are intended to provide the reader of the financial statements where they appear with a measure of the cash available to be distributed under the Trust Indenture, to help with comparisons within the oil and gas industry in relation to the performance of oil and gas assets and to facilitate the understanding of the results of Fairborne's operations and financial position. Fairborne has substituted the above non-GAAP terms with certain Canadian GAAP measures such as "distributions paid or declared" and cash flow from operations.

Readers are cautioned, however, that the methods of calculating these non-GAAP measures may differ from other entities, and, accordingly, may not be comparable to measures used by other entities.

Information For United States Securityholders

None of the securities to be issued to Securityholders in exchange for their securities under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to Securityholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Fairborne contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma and audited historical financial statements of Fairborne (and certain of its predecessors) and of Fairborne Newco included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Fairborne, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Amalco are or will be organized under the laws of the Province of Alberta, that certain of their respective officers and directors and trustee, respectively, are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Fairborne, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Amalco and such other Persons are, or will be, located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were "affiliates" of Fairborne or the other parties to the Arrangement (other than Securityholders) immediately prior to the Arrangement and Persons who are "affiliates" of Fairborne Amalco after the Arrangement. See "*The Arrangement – Securities Law Matters – United States*" in this Information Circular.

See "*United States Federal Income Tax Considerations*" for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

THE FAIRBORNE AMALCO SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Nine Months Ended September 30,	Year Ended December 31,		
	2007	2006	2005	2004
Rate at end of Period	$1.0041	$0.8582	$0.8579	$0.8310
Average rate during Period	$0.9051	$0.8851	$0.8241	$0.7719
High	$1.0041	$0.9100	$0.8690	$0.8493
Low	$0.8437	$0.8528	$0.7872	$0.7158

On November 15, 2007, the noon buying rate for $1.00 Canadian was $1.0199 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information hereof. Terms and abbreviations used in the Appendices to this Information Circular (other than in Appendix E) are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" has the meaning ascribed thereto in the Share Subscription Agreement;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of November 13, 2007, among the Trust, Fairborne Energy and Fairborne Newco pursuant to which the Trust, Fairborne Energy and Fairborne Newco have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement, in substantially the form attached as Appendix A to this Information Circular, to be voted upon by Fairborne Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"**Board**" or "**Board of Directors**" means the board of directors of Fairborne Energy, the administrator of the Trust;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Debenture Indenture**" means the trust indenture dated as of October 31, 2006 among the Trust, Fairborne Energy and the Debenture Trustee governing the terms of the Debentures;

"**Debenture Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Debenture Indenture;

"**Debentureholders**" means holders of the Debentures;

"**Debentures**" means the 6.50% convertible unsecured subordinated debentures of the Trust issued pursuant to the Debenture Indenture;

"**Denham**" means Denham Commodity Partners Fund IV LP;

"**Depositary**" means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal;

"**Dissent Obligations**" means any obligations or amounts that may be required to be paid pursuant to Article 4 of the Plan of Arrangement to Dissenting Securityholders;

"**Dissent Rights**" means the right of a registered Fairborne Securityholder to dissent to the Arrangement Resolution and to be paid the fair value of the Fairborne Securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA, as modified by the Interim Order;

"**Dissenting Exchangeable Shareholders**" means registered Exchangeable Shareholders who validly exercise Dissent Rights and whose Dissent Rights remain valid immediately before the Effective Time;

"**Dissenting Securityholders**" means, collectively, Dissenting Unitholders and Dissenting Exchangeable Shareholders;

"**Dissenting Unitholders**" means registered Unitholders who validly exercise Dissent Rights and whose Dissent Rights remain valid immediately before the Effective Time;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time on the Effective Date at which the Arrangement is effective, as specified in the Plan;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Exchangeable Shareholders**" means holders of Exchangeable Shares;

"**Exchangeable Share Ratio**" means the number of Trust Units issuable on exchange, redemption or conversion of each Exchangeable Share;

"**Exchangeable Shares**" means the series A exchangeable shares in the capital of Fairborne Energy which are exchangeable for Trust Units;

"**Fairborne**" or the "**Trust**" means Fairborne Energy Trust, an open-end investment trust created under the laws of the province of Alberta and formed and governed under the Trust Indenture;

"**Fairborne Amalco**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne Energy, Fairborne ExchangeCo and Fairborne Newco pursuant to the provisions of the Arrangement;

"**Fairborne Amalco Shares**" means the common shares in the capital of Fairborne Amalco (which are the Fairborne Newco Shares after giving effect to the amalgamation of Fairborne, Fairborne ExchangeCo and Fairborne Newco pursuant to the Arrangement);

"**Fairborne Annual Meeting Circular**" means the information circular – proxy statement of the Trust dated April 25, 2007 in respect of its annual and special meeting held on May 25, 2007;

"**Fairborne Energy**" means Fairborne Energy Ltd., a corporation amalgamated under the ABCA and administrator of the Trust;

"**Fairborne Newco**" means Fairborne Newco Inc., a corporation incorporated under the ABCA and a wholly owned subsidiary of the Trust;

"**Fairborne Newco Share Right**" means the right to receive one Fairborne Newco Share pursuant to the Arrangement for no additional consideration;

"Fairborne Newco Shares" means common shares in the capital of Fairborne Newco;

"Fairborne Note Conveyance" means the transfer, assignment and sale of the Fairborne Notes to Fairborne Subco in exchange for the Fairborne Subco Note;

"Fairborne Notes" means the outstanding unsecured, subordinated promissory notes issued by Fairborne Energy and held by the Trust;

"Fairborne Securities" or **"Securities"** means, collectively, the Units and the Exchangeable Shares;

"Fairborne Securityholders" or **"Securityholders"** means, collectively, the Unitholders and the Exchangeable Shareholders;

"Fairborne Subco" means 1351064 Alberta Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of Fairborne Energy;

"Fairborne Subco Notes" means the unsecured, subordinated promissory notes of Fairborne Subco on such terms as agreed to by Fairborne Energy and the Trust having an aggregate face amount equal to the fair market value of the Fairborne Notes transferred, assigned and sold to Fairborne Subco pursuant to the Fairborne Note Conveyance;

"Fairness Opinion" means the opinion of RBC dated October 19, 2007, a copy of which is attached as Appendix D to this Information Circular;

"Fairquest" means Fairquest Energy Limited;

"Fairquest Acquisition" means the acquisition by Fairborne of all of the outstanding common shares of Fairquest pursuant to a plan of arrangement completed effective June 4, 2007;

"Fairquest Acquisition Material Change Report" means the material change report of Fairborne dated June 12, 2007 in respect of the Fairquest Acquisition;

"Fairquest Reserve Report" means the report of GLJ dated February 26, 2007 evaluating Fairquest's crude oil, natural gas liquids and natural gas reserves as at December 31, 2006;

"Final Order" means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GAAP" means generally accepting accounting principles as in effect from time to time;

"GLJ" means GLJ Petroleum Consultants Ltd.;

"GLJ Report" means the report of GLJ dated February 26, 2007 evaluating the Trust's crude oil, natural gas liquids and natural gas reserves (other than those evaluated in the Sproule Report) as at December 31, 2006;

"Holder" means a registered holder of Fairborne Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Fairborne Securities duly endorsed for transfer to such person;

"Incentive Plan" means the restricted unit and performance unit incentive plan of the Trust;

"Incentive Rights" means, collectively, Restricted Units and Performance Units;

"Income Tax Act" or **"Tax Act"** means the *Income Tax Act*, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this information circular and proxy statement of Fairborne dated November 16, 2007, together with all appendices hereto, distributed to Fairborne Securityholders in connection with the Meeting;

"**Interim Order**" means the interim order of the Court dated November 14, 2007 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of the Trust, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco therefor, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Kingsdale**" or "**Information Agent**" means Kingsdale Shareholder Services Inc.;

"**Letter of Transmittal**" means the letter of transmittal enclosed with this Information Circular pursuant to which holders of Fairborne Securities are required to deliver to the Depositary certificates representing Fairborne Securities in order to receive certificates representing the Fairborne Amalco Shares issuable to them pursuant to the Arrangement;

"**Meeting**" means the special meeting of Fairborne Securityholders to be held on December 18, 2007, and any adjournment(s) thereof, to consider and to vote on the Arrangement Resolution;

"**NI 51-101**" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Non-Vesting Participants**" means all of the members of the Board, the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Fairborne Energy, which individuals have agreed to waive their right to accelerated vesting of their Incentive Rights under the Incentive Plan in connection with the Arrangement;

"**Notice of Meeting**" means the Notice of Special Meeting of Fairborne Securityholders which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition on behalf of Fairborne, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco to the Court for the Final Order which accompanies this Information Circular;

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combination and Related Party Transactions;

"**Performance Units**" means performance units of the Trust issued pursuant to the Incentive Plan;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Private Placement**" means the sale by a private placement of 13,422,820 Fairborne Amalco Shares to Denham pursuant to the Share Subscription Agreement to be completed, subject to certain conditions, immediately following completion of the Arrangement as described under the heading "The Private Placement" in this Information Circular;

"**RBC**" means RBC Dominion Securities Inc.;

"**Record Date**" means the close of business on November 16, 2007;

"Registrar" means the Registrar of Corporations appointed under section 263 of the ABCA;

"Regulation Q-27" means Regulation Q-27 - Respecting Protection of Minority Security Holders in the Course of Certain Transactions (Quebec);

"Regulation S" means Regulation S under the 1933 Act;

"Resident" means a person who is not a Non-Resident;

"Restricted Units" means restricted units of the Trust issued pursuant to the Incentive Plan;

"SEC" means the United States Securities and Exchange Commission;

"Share Subscription Agreement" means the share subscription agreement dated as of October 22, 2007 among Fairborne Newco, the Trust, Fairborne Energy and Denham in respect of the Private Placement;

"Special Voting Unit" means the special voting unit of the Trust, issued and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Sproule" means Sproule & Associates Ltd.;

"Sproule Report" means the report of Sproule dated February 16, 2007, evaluating primarily the Trust's natural gas reserves attributable to its coal bed methane and conventional oil and natural gas reserves in the Bashaw, Clive and Erskine/Nevis areas of Alberta, as at December 31, 2006;

"Subsidiary" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"Superior Proposal" has the meaning ascribed thereto in the Share Subscription Agreement;

"Transaction" means, collectively, the Arrangement and the Private Placement;

"Trust AIF" means the Annual Information Form of the Trust dated March 28, 2007 in respect of the Trust's financial year ended December 31, 2006, incorporated by reference in this Information Circular;

"Trust Assets" means all of the property, assets and undertaking of the Trust in whatsoever nature or kind, present or future, and wherever located, including the shares, units, notes, options or other interests in the capital of or granted by the Trust's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of the Trust, other than the amount of $10.00 in cash that shall be retained by the Trust;

"Trust Asset Conveyance" means the conveyance by the Trust to Fairborne Newco of the Trust Assets in exchange for the Trust Assumed Liabilities and a number of Fairborne Newco Share Rights equal to the number of Trust Units outstanding immediately prior to the Effective Time (other than those held by Dissenting Securityholders), pursuant to the Trust Asset Conveyance Agreement;

"Trust Asset Conveyance Agreement" means the conveyance agreement between the Trust and Fairborne Newco to be dated the Effective Date effecting the Trust Asset Conveyance;

"Trust Assumed Liabilities" means all of the liabilities and obligations of the Trust, whether or not reflected on the books of the Trust including, for greater certainty, the Debentures and the Dissent Obligations;

"**Trust Indenture**" means the trust indenture made as of April 20, 2005, as amended and restated as of May 25, 2005 between the Trustee and Fairborne Energy;

"**Trust Reserve Report**" means, collectively, the GLJ Report and the Sproule Report;

"**Trust Units**" or "**Units**" means trust units of the Trust;

"**Trust Unitholders**" or "**Unitholders**" means holders of Trust Units;

"**Trust Warrants**" means outstanding trust unit purchase warrants, each of which entitles the holder to acquire 0.39 of a Trust Unit at an exercise price of $8.128 per whole Trust Unit, subject to adjustment in certain events;

"**Trustee**" means Computershare Trust Company of Canada, or its successors, in its capacity as trustee of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Holder**" has the meaning ascribed to such term in the section entitled "*United States Federal Income Tax Considerations*" in the Information Circular;

Warrant Indenture" means the warrant indenture dated as of June 4, 2007 among the Trust and Computershare Trust Company of Canada in respect of the Trust Warrants;

"**1933 Act**" means the *United States Securities Act of 1933*, as amended; and

"**1934 Act**" means the *United States Securities Exchange Act of 1934*, as amended.

CONVENTIONS

Certain terms used herein are defined in the "*Glossary of Terms*". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids		

Other

AECO	the natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
$	Canadian dollars
m^3	cubic metres
MBoe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
M	thousand
MM	million
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held in the Lecture Room of the Metropolitan Conference Centre, 333 - Fourth Avenue S.W., Calgary, Alberta on December 18, 2007, commencing at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote upon the Arrangement Resolution and to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof. See "*The Arrangement*".

The Arrangement

The Arrangement will result in the reorganization of the Trust into a growth oriented, intermediate exploration and production company that will retain the name "Fairborne Energy Ltd." and will own and assume, directly or indirectly, all of the assets and liabilities, respectively, of the Trust. The Arrangement will be completed in conjunction with the Private Placement. See "*The Private Placement*".

Under the Arrangement, Fairborne Amalco will, directly or indirectly, acquire all of the assets (other than $10.00) and assume all of the liabilities of the Trust. The Transaction will allow Fairborne to transform its growth outlook and increase its reserves, production and cash flow through the development of Fairborne's large inventory of over 500 identified drilling prospects. Fairborne currently has 232,800 net acres of undeveloped land. The Private Placement will allow Fairborne to reduce debt levels and thereby pursue selected acquisitions on an opportunistic basis. As an intermediate producing company, Fairborne Amalco's exploration and development capital program is currently planned to be initially set at between $125 - $150 million for fiscal 2008. See "*Appendix E – Information Concerning Fairborne Newco and Fairborne Amalco – Description of the Business – Operations*".

Fairborne Amalco will retain the current management team and personnel from Fairborne Energy and will continue to be led by Richard A. Walls as Chairman of the Board and Steven R. VanSickle as President and Chief Executive Officer. The current members of the Board, along with one additional nominee to be appointed by Denham upon completion of the Private Placement, will form the board of directors of Fairborne Amalco.

Under the Arrangement, Unitholders will receive one Fairborne Amalco Share for each one Trust Unit held. Holders of Exchangeable Shares will participate in the Arrangement and receive Fairborne Amalco Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable on the Effective Date. See "*The Arrangement – Effect of the Arrangement on Securityholders*" and "*The Arrangement – Procedure for Exchange of Fairborne Securities*".

In connection with the Arrangement, Fairborne Amalco will assume all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the outstanding Debentures. Provided the Arrangement is completed, holders of Debentures will thereafter be entitled to receive Fairborne Amalco Shares, rather than Trust Units, on conversion of such Debentures after the Effective Date, on the same conversion basis as Trust Units were previously issuable on conversion thereof (a conversion rate of 74.074 Fairborne Amalco Shares for each $1,000 principal amount of Debentures converted) subject to adjustment in certain events. See "*The Arrangement – Treatment of Debentures*" and "*The Arrangement – Exchange of Debentures*".

In connection with the Arrangement, Fairborne Amalco will assume all of the covenants and obligations of the Trust under the Warrant Indenture in respect of the outstanding Trust Warrants. Provided the Arrangement is completed, holders of Trust Warrants will thereafter be entitled to receive Fairborne Amalco Shares, rather than Trust Units, on exercise of such Trust Warrants after the Effective Date, on the same basis as Trust Units were previously issuable on exercise thereof. See "*The Arrangement – Treatment of Trust Warrants*".

Pursuant to the terms of the Trust's Incentive Plan, any outstanding Incentive Rights will vest in connection with completion of the Arrangement other than those held by all of the members of the Board as well as the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Fairborne Energy, which individuals have agreed to waive their right to accelerated vesting of their Incentive Rights under the Incentive Plan. An aggregate of 486,425 Trust Units and 509,473 Trust Units will be issued pursuant to outstanding Restricted Units and Performance Units, respectively, held by officers, employees and consultants of Fairborne, other than the Non-Vesting Participants. An aggregate of 226,667 Trust Units and 327,773 Trust Units will be issuable pursuant to the Restricted Units and Performance Units, respectively, held by the Non-Vesting Participants if and when vested in accordance with the terms of the Incentive Plan. See "*The Arrangement – Treatment of Incentive Rights*".

Distributions paid to Unitholders for the month of November 2007 will not be affected by the proposed Arrangement and will be paid in the usual manner. Accordingly, Unitholders of record on November 30, 2007 will receive their regular monthly cash distribution of $0.09 on December 17, 2007. Provided the Arrangement is approved at the Meeting, this will be the last distribution paid to Unitholders by the Trust. In the event that the Arrangement is not approved at the Meeting, the Board of Directors will meet shortly thereafter to determine the next distribution on the Trust Units which would be declared payable thereon.

See "*The Arrangement – Effect of the Arrangement on Securityholders*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Arrangement Agreement*", "*The Arrangement – Interests of Certain Persons or Companies in the Arrangement*", "*Canadian Federal Income Tax Considerations*", "*United States Federal Income Tax Considerations*" and "*Appendix E - Information Concerning Fairborne Newco and Fairborne Amalco*".

The Private Placement

Immediately following completion of closing of the Arrangement, Denham will subscribe for, on a private placement basis pursuant to the terms of the Share Subscription Agreement, 13,422,820 Fairborne Amalco Shares at a subscription price of $7.45 per share for aggregate proceeds to Fairborne Amalco of approximately $100 million. The subscription price represents a premium of 8% to the $6.90 closing price of the Trust Units on the last trading day immediately prior to, and 13% to the $6.50 volume weighted average trading price per Trust Unit for the 30 trading days immediately preceding, the date of the announcement of the Transaction.

Denham is a U.S. based private equity fund advised by Denham Capital Management LP, which is a private equity firm focused on the energy and commodities sectors, including natural resources, power and utilities and energy related infrastructure and services. Denham invests globally, with investments currently in the United States, Canada, South America, Europe and Asia, and across all stages of corporate and asset life cycle, from development projects to mature, operating businesses. Denham typically targets equity investments in the $50 million to $250 million range. It currently has offices in Boston, Houston, New Jersey and London.

The Private Placement will initially be used to reduce outstanding indebtedness and will significantly improve Fairborne's financial flexibility and position Fairborne Amalco for growth. After giving effect to the Private Placement, Fairborne Amalco will have approximately $85 million of net debt drawn against its current borrowing base facility of $220 million. The Private Placement is conditional on the successful closing of the Arrangement.

Immediately following completion of the Transaction, Denham will hold approximately 16% of the outstanding Fairborne Amalco Shares assuming that (i) no Dissent Rights are exercised; (ii) no Trust Warrants are exercised; (iii) no Convertible Debentures are converted into Units; and (iv) an aggregate of 995,898 Units are issued pursuant to outstanding Incentive Rights, prior to the Effective Time.

See "*The Private Placement*".

Post Transaction Structure

The following diagram illustrates the organizational structure of Fairborne Amalco, including its material Subsidiaries, immediately following the completion of the Transaction.


Fairborne Amalco Shareholders (former Trust Securityholders and Denham)
100% Common Shares
100% Debentures
Debentureholders
Fairborne Energy Ltd. (formed upon the amalgamation of Fairborne Energy, Fairborne ExchangeCo and Fairborne Newco)
100% Common Shares
Case Sub ULC
100% Common Shares
100% Common Shares
99.2%
0.8%
North American Explorer Inc.
1351064 Alberta Ltd.
Fairborne Pivotal Production Partnership
U.S. Assets
Operating Assets (Canada)

Immediately following the completion of the Transaction, an aggregate of approximately 84.3 million Fairborne Amalco Shares will be issued and outstanding, assuming that: (i) no Dissent Rights are exercised; (ii) no Trust Warrants are exercised; (iii) no Debentures are converted into Units; and (iv) an aggregate of 995,898 Units are issued pursuant to outstanding Incentive Rights, prior to the Effective Time.

Background to and Reasons for the Transaction

Fairborne Energy has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in western Canada since it was founded in 2002. In June of 2005, Fairborne Energy completed a plan of arrangement which resulted in the creation of Fairborne Energy Trust, a new oil and natural gas energy trust that acquired approximately 90% of Fairborne Energy's then existing producing assets and the creation of Fairquest Energy Limited, a junior oil and natural gas exploration and development company which acquired the balance of Fairborne Energy's oil and natural gas assets and certain undeveloped lands. The assets retained by the Trust were characterized as mature assets and were intended to be the cornerstone from which the Trust was to grow through continued acquisitions and provide stable and predictable cash flow to generate monthly distributions for Unitholders. Through farm-out arrangements with Fairquest, the Trust was also provided the opportunity to participate in the development of higher risk prospects on its lands without exposing additional risk capital.

On October 31, 2006 the Federal Finance Minister (the "**Minister**") announced the federal government's plan to change the tax treatment of income trusts, including oil and gas royalty trusts (the "**Trust Proposal**"). The Trust Proposal will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders. The Minister announced that existing trust's would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only "normal growth" and no "undue expansion" before then. The Trust Proposal had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including Fairborne, royalty trusts and numerous other Canadian securities. On December 15, 2006, the Minister issued guidelines which established objective tests with respect to what would be considered "normal growth" for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the Trust Proposal.

Fairborne's management and the Board continuously review the Trust's strategic objectives and options available to it in respect thereof to ensure that the Trust's capital structure is efficient and that Securityholder value is being maximized. In the months immediately following announcement of the Trust Proposal, management continued to update the Board with respect to the potential impact and significance of the Trust Proposal to Fairborne, including the impact upon Fairborne's strategic objectives. Through the course of the first and second quarters of 2007, management continued to carry out more detailed analysis concerning the strategic direction for the Trust and continued its discussions of a general nature regarding a broad range of strategic alternatives, including without limitation, new corporate structures, going private scenarios, acquisition opportunities and possible mergers with other trusts.

In March 2007, the Trust announced that it had entered into an agreement to acquire all of the outstanding securities of Fairquest. The Fairquest Acquisition was completed in June of 2007 and resulted in the Trust acquiring significant additional resources in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects.

Following completion of the Fairquest Acquisition, management continued to review and consider strategic alternatives for the Trust moving forward. From time to time, the Trust may enter into confidentiality agreements in connection with its review of possible acquisitions and in connection with possible business combinations or other transactions involving the Trust, including with oil and gas exploration and development companies, other oil and gas royalty trusts and private equity investors. In that connection, the Trust entered into a confidentiality agreement with Denham in June, 2007 and Denham commenced its analysis and due diligence review in respect of the Trust.

On August 9, 2007 the Board held its regularly scheduled meeting to review and approve the Trust's second quarter financial statements. As part of this meeting, management presented a detailed operations review and analysis and, in connection with that presentation, management updated the Board regarding its ongoing analysis and presented the Board with a number of potential strategic alternatives management was continuing to review, including maintaining the status quo, sale or merger (likely to or with a larger trust), possible acquisitions, conversion to a corporation and private equity buy-out. Included in management's analysis was its assessment of the impact that various market forces including, without limitation, current commodity prices, exchange rates and lack of capital, were having on the Trust's business plan and ability to meet its stated objective of establishing distributions at a level that maintains aggregate capital expenditures and distributions not in excess of cash flow.

Following the August 9 Board meeting, management continued to model and narrow the alternative strategic directions being considered. In conjunction with its analysis, management continued its discussions with Denham in respect of a possible going private transaction involving the sale of the Trust to a private equity group to be led by Denham or one of its affiliates or some form of alternative transaction which would involve Denham investing in Fairborne's growth oriented assets on a go-forward basis under a corporate model.

At a meeting of the Board held on October 15, 2007, management provided the Board with an update on its analysis of possible strategic alternatives which included, among other things, an analysis of a re-conversion of the Trust to a corporation with a significant and concurrent equity financing by Denham into the newly formed corporation. Management advised the Board that Denham had substantially completed its due diligence in respect of Fairborne. Management's analysis included a detailed discussion of the sustainability of distribution levels given, among other things, current commodity prices and other market conditions. Following management's presentation, RBC joined the meeting and presented its credentials as well as an overview of the evaluation methodologies that it would propose in evaluating a proposed Transaction, following which the Board formerly engaged RBC as its financial advisor in connection with the possible Transaction and provision of a fairness opinion in respect thereof. The Board authorized management to continue their analysis and negotiations with Denham in respect of the proposed Private Placement to determine if a transaction could be agreed to.

During the period of October 15 through October 19, 2007 management completed its review of the proposed Transaction with the assistance of its financial advisors and continued its negotiations with Denham with respect to the Private Placement.

On October 19, 2007 management and the Board reconvened to review and discuss the models and analysis prepared by management and RBC in respect of the strategic alternatives being considered which included maintaining the current Trust structure and expected levels of distributions possible, maintaining the Trust structure but significantly reducing distributions and converting to a growth oriented exploration and production company in conjunction with a significant infusion of capital by way of an equity financing. In connection with this presentation, the President and Chief Executive Officer of Fairborne Energy reviewed with the Board management's analysis of each of the alternatives. Following management's presentation, the Board received a detailed presentation from RBC in respect of the same strategic alternatives including, without limitation, RBC's assessment of the Trust's current market position and outlook considering the current commodity and currency environment.

Following its presentation, RBC advised the Board that it was RBC's opinion that, as at the date thereof, the consideration under the Transaction is fair, from a financial point of view, to Unitholders.

After duly considering the financial aspects and other considerations relating to the proposed Transaction, including without limitation the terms of the proposed Arrangement, the terms of the proposed Private Placement, the advice of RBC and the Board's duties and responsibilities to Fairborne Securityholders, the Board unanimously approved the proposed Transaction and concluded that the Transaction was fair to Securityholders, was in the best interests of Fairborne and the Securityholders, and unanimously resolved to recommend that Securityholders vote their Fairborne Securities in favour of the Arrangement.

On October 22, 2007 the Share Subscription Agreement was entered into and the Trust announced the proposed Transaction before the open of markets on that same day.

Between October 22, 2007 and November 13, 2007, the terms of the Arrangement Agreement were settled and on November 13, 2007 the Trust, Fairborne Energy and Fairborne Newco entered into the Arrangement Agreement.

On November 13, 2007 RBC provided the formal Fairness Opinion rendered effective as of October 19, 2007 and the Board unanimously resolved to approve the contents of this Information Circular and the sending of it to the Fairborne Securityholders.

Benefits of the Transaction

Management of Fairborne Energy and the Board of Directors have determined that enhanced securityholder and asset value could be realized and delivered more effectively through the reorganized structure than is otherwise possible through the existing Trust structure. Management of Fairborne Energy and the Board of Directors believe that the proposed corporate structure is better suited to Fairborne's large inventory of high quality development and exploration opportunities and significant undeveloped land base than the current trust structure and that completion of the Private Placement in conjunction with the Arrangement will significantly improve Fairborne's financial flexibility and position Fairborne Amalco for growth. Following the Transaction, Fairborne Amalco plans to reinvest 100% of its cash flow to fully exploit its attractive drilling opportunities and grow its production base, while retaining use of its credit facilities for opportunistic acquisitions.

Management and the Board of Directors believe the best opportunity and strategic direction to create securityholder value is to reinvest all of its cash flow and focus on increasing per share cash flow, production, reserves and net asset value over time. By converting to an intermediate exploration and production company in conjunction with a significant concurrent equity financing, management of Fairborne Energy and the Board of Directors believe that

Fairborne will be in a better position to aggressively pursue identified opportunities and realize upon the potential of its growth oriented asset base.

Management and the Board of Directors, in recommending the Arrangement to Securityholders, believe the Arrangement, together with the Private Placement, provides a number of strategic benefits to Fairborne and Securityholders including, without limitation, the following:

- Fairborne Amalco will be uniquely repositioned as a growth oriented intermediate exploration and production company.

- The resources of Fairborne Amalco will be significant in terms of capital, development drilling opportunities, undeveloped land prospects and property enhancement projects, positioning Fairborne Amalco to significantly accelerate its growth profile and more effectively and efficiently develop and enhance its asset base and to participate in larger capital investment programs which may result in an enhanced competitive position in the capital intensive oil and gas industry.

- With more than 363,700 gross (232,800 net) acres of undeveloped land, a currently identified drilling inventory in excess of 500 locations and a significantly increased capital program, Fairborne Amalco will be well positioned to accelerate growth through increased production, reserves and net asset value.

- Completion of the Private Placement will provide Fairborne Amalco with financial flexibility to more aggressively pursue its exploration and development program and opportunistic acquisitions.

- Fairborne Amalco will have a strong balance sheet with approximately $85 million of net debt drawn against a borrowing base facility anticipated to be $220 million positioning it to take advantage of potential acquisitions.

- Fairborne Amalco will have the flexibility to reinvest 100% of its cash flow into a significantly increased capital program resulting in an accelerated growth profile, which flexibility under the current trust structure is limited.

- It is anticipated that Fairborne Amalco will have greater access to various types of capital to exploit its numerous development opportunities and compete effectively for acquisitions.

- It is anticipated that the reorganized structure of the Trust as an intermediate exploration and production company will attract new investors and provide, in the aggregate, a more active and attractive market for the Fairborne Amalco Shares than currently exists for the Trust Units.

- With current tax pools as at September 30, 2007 estimated at approximately $514 million, it is currently expected that Fairborne Amalco will remain non-taxable beyond 2011.

- Completion of the Transaction will eliminate the risks and uncertainty facing the Trust as a result of the Trust Proposal.

- Fairborne Amalco will be managed by the same experienced team of professionals that have demonstrated their ability to deliver on exploration, development and acquisition opportunities.

- Fairborne Amalco will operate on the same fundamentals that contributed to the historical growth of Fairborne Energy and the efficient development and exploitation of oil and natural gas assets prior to Fairborne Energy's reorganization into a trust model.

Fairness Opinion

The Board of Directors retained RBC to address the fairness, from a financial point of view, of the consideration to the Unitholders under the Transaction. In connection with this mandate, RBC has provided the Board with the Fairness Opinion. The Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of RBC, as of October 19, 2007 the consideration under the Transaction is fair, from a financial point of view, to the Unitholders. **The Fairness Opinion is subject to the assumptions and limitations contained therein and Fairborne Securityholders are encouraged to read the Fairness Opinion in its entirety, a copy of which is attached as Appendix D to this Information Circular.**

See "*Background to and Reasons for the Transaction –Fairness Opinion*".

Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Transaction is fair to Fairborne Securityholders, is in the best interests of Fairborne and Fairborne Securityholders and unanimously recommends that Fairborne Securityholders vote in favour of the Arrangement Resolution.

The directors and officers of Fairborne Energy and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 8,513,277 Units, representing approximately 12.2% of the outstanding Units (after giving effect to the exchange of all outstanding Exchangeable Shares at the current Exchangeable Share Ratio). Each of the members of the Board and each of the officers of Fairborne Energy have indicated they intend to vote all of their Units and Exchangeable Shares in favour of the Arrangement Resolution.

See "*Background to and Reasons for the Arrangement – Recommendation of the Board of Directors*".

Procedure for Exchange of Fairborne Securities

In order to receive their Fairborne Amalco Shares following completion of the Arrangement, Holders of Trust Units and Exchangeable Shares must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder's Trust Units and/or Exchangeable Shares, as the case may be.

Securityholders whose Fairborne Securities are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Fairborne Securities.

The use of the mail to transmit certificates representing Fairborne Securities and the Letter of Transmittal is at each Holder's risk. Fairborne recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

From and after the Effective Time, certificates formerly representing the Trust Units and Exchangeable Shares exchanged pursuant to the Plan shall represent only the right to receive the consideration to which the Holders thereof are entitled under the Arrangement. Securityholders will not receive Fairborne Amalco Shares after the Effective Date until they submit the certificates for their Fairborne Securities to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Fairborne Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Fairborne Amalco Shares and any dividends or other distributions which may be declared thereon.

See "*The Arrangement - Procedure for Exchange of Fairborne Securities*".

Exchange of Debentures

As the Debentures trade in the "book entry" system and no certificates are issued to unregistered holders, no new certificates for Debentures will be issued to beneficial holders of Debentures following the completion of the Arrangement and beneficial holders of Debentures do not need to take any action.

Approvals

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Fairborne Securityholders, either in person or by proxy, voting together as a single class at the Meeting. See "*The Arrangement – Approvals – Securityholder Approvals*" and "*General Proxy Matters – Procedure and Votes Required* ".

Court Approval

Implementation of the Arrangement requires the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on December 18, 2007 at 1:30 p.m. at the Court House, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. See "*The Arrangement – Approvals – Court Approvals*".

Stock Exchange Listing Approvals

The TSX has conditionally approved the listing of the Fairborne Amalco Shares issuable pursuant to the Arrangement and the Private Placement, as well as the listing of the Debentures, subject to Fairborne Amalco fulfilling the requirements of the TSX. See "*The Arrangement – Approvals – Stock Exchange Listing Approvals*".

Right to Dissent

Pursuant to the Interim Order, Dissenting Securityholders have the right to dissent with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to Fairborne c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C. by 4:00 p.m. on the last Business Day immediately preceding the date of the Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Fairborne Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices B and F of this Information Circular for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Fairborne Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder is entitled to dissent.** Accordingly, a beneficial owner of Fairborne Securities desiring to exercise the right to dissent must make arrangements for such Fairborne Securities beneficially owned to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Fairborne or, alternatively, make arrangements for the registered holder of such Fairborne Securities to dissent on such holder's behalf. Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder's Fairborne Securities.

It is a condition to the Arrangement that Securityholders holding not more than 5% of the Fairborne Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date.

See "*The Arrangement – Right to Dissent*".

Information Concerning the Trust

The Trust is an open-end investment trust governed by the laws of the province of Alberta pursuant to the Trust Indenture. The Unitholders are the sole beneficiaries of the Trust.

Fairborne Energy is a corporation amalgamated under the laws of the province of Alberta and carries on the business of oil and natural gas exploration, development, acquisition and production in western Canada. Fairborne Energy is the administrator of the Trust. The Trust is the sole holder of common shares of Fairborne Energy. The Exchangeable Shares and Debentures are owned by the public.

The head and principal office of the Trust and Fairborne Energy is located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta.

See "*Information Concerning Fairborne Energy Trust*".

Information Concerning Fairborne Newco and Fairborne Amalco

Fairborne Newco was incorporated under the ABCA on October 19, 2007 for the sole purpose of participating in the Transaction. Fairborne Newco has not carried on any business or conducted operations other than entering into of each of the Arrangement Agreement and the Share Subscription Agreement.

The head and principal office of Fairborne Newco is located at Suite 3400, 450 - 1st Street S.W.. Calgary, Alberta.

Fairborne Amalco will be formed under the ABCA pursuant to the Arrangement upon the amalgamation of Fairborne Energy, Fairborne ExchangeCo and Fairborne Newco. The head and principal office of Fairborne Amalco will be located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta.

See "*Appendix E – Information Concerning Fairborne Newco and Fairborne Amalco*".

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Fairborne Amalco Shares received on completion of the Arrangement exceeds (or is less than) the aggregate of such Unitholder's adjusted cost base of the Trust Units which are exchanged for Fairborne Amalco Shares and any reasonable costs of disposition.

Exchangeable Shareholders will generally be deemed to have disposed of their Exchangeable Shares for proceeds of disposition equal to their adjusted cost base in their Exchangeable Shares immediately before the exchange with the result that no gain or loss will be recognized.

A Non-Resident Unitholder should generally not be subject to any Canadian tax on capital gains realized in respect of a disposition of Trust Units provided that the Trust Units are not "taxable Canadian property" for purposes of the Tax Act.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary.

See "*Canadian Federal Income Tax Considerations*".

United States Federal Income Tax Considerations

Although there is no authority directly addressing the U.S. federal income tax treatment of a transaction like the Arrangement and, therefore, the U.S. federal income tax consequences of the Arrangement to U.S. Holders is not free from doubt, the Arrangement will more likely than not qualify as a tax-deferred reorganization under Section 368(a)(1) of the Internal Revenue Code (a "**Reorganization**"). In accordance with this treatment, each U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of his or her Trust Units for Fairborne Amalco Shares. If, contrary to the foregoing, the Arrangement is not treated as a Reorganization, a U.S. Holder would recognize gain or loss to the extent that the fair market value of the Fairborne Amalco Shares received differs from his or her adjusted tax basis in the Trust Units exchanged.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading "*United States Federal Income Tax Considerations*".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Fairborne Amalco Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Fairborne Amalco Shares.

Timing of Completion of the Transaction

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, Fairborne Energy will apply for the Final Order approving the Arrangement. If the Final Order is obtained on December 18, 2007 in form and substance satisfactory to the Trust, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Fairborne expects the Effective Date will be on or about December 19, 2007. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

The Arrangement will become effective upon the filing with the Registrar under the ABCA of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Private Placement is expected to be completed immediately following the Effective Time of the Arrangement.

Selected Unaudited Pro Forma Financial Information

Certain selected unaudited pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Fairborne Amalco after giving effect to the Transaction included in Schedule B of Appendix E to this Information Circular.

The unaudited pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements, including that the Fairborne Securityholders approve the Arrangement Resolution at the Meeting and the Transaction is completed. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Transaction actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Nine Months Ended September 30, 2007	**Pro Forma Year Ended December 31, 2006**
	(unaudited) ($000s)	(unaudited) ($000s)
Petroleum and natural gas sales	176,220	233,517
Royalties	(30,400)	(39,137)
Transportation expenses	(2,843)	(6,273)
	142,977	188,107
Operating expenses	31,966	41,653
General and administrative expenses	23,933	24,031
Interest and financing charges	9,150	4,555
Depletion, depreciation and accretion	83,026	94,080
	(5,098)	23,788
Future income taxes	3,076	8,672
Capital taxes	-	203
	3,076	8,875
Net earnings (loss) for the period	(8,174)	14,913

Selected Pro Forma Operational Information

The following table sets out certain pro forma operational information for the oil and natural gas assets to be owned, directly or indirectly, on a consolidated basis by Fairborne Amalco following completion of the Transaction, for the periods indicated. Important information concerning the oil and natural gas properties and operations of the Trust is contained in the Trust AIF and the Fairquest Acquisition Material Change Report, which documents are incorporated herein by reference, and in Appendix E hereto. Readers are encouraged to carefully review the Trust AIF, the Fairquest Acquisition Material Change Report and Appendix E hereto as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained therein.

		Pro Forma Three Months Ended September 30, 2007
Average Daily Production		
Light/medium crude oil (bbls/d)		2,600
Heavy oil (bbls/d)		-
Conventional natural gas (Mcf/d)		50,144
Coal bed methane (Mcf/d)		8,291
NGLs (bbls/d)		582
Combined (Boe/d)		12,921
	Gross[2]	**Net[3]**
Total Proved Reserves[1]		
Light/medium crude oil (Mbbls)	5,217	4,454
Heavy oil (Mbbls)	407	361
Conventional natural gas (Bcf)	100	77
Coal bed methane (Bcf)	35	30
NGLs (Mbbls)	2,562	1,775
Combined (MBoe)	30,641	24,437
Total Proved Plus Probable Reserves[1]		
Light/medium crude oil & NGL (Mbbls)	7,486	6,402
Heavy oil (Mbbls)	695	610
Conventional natural gas (Bcf)	171	133
Coal bed methane (Bcf)	50	43
NGLs (Mbbls)	4,435	3,054
Combined (MBoe)	49,360	39,352
Net Undeveloped Land Holdings (net acres as at September 30, 2007)		232,800

Notes:

(1) Includes the reserves of Fairquest acquired by the Trust on June 4, 2007 pursuant to the Fairquest Acquisition. Reserves for each of the Trust and Fairquest are as evaluated by the independent engineers in the Trust Reserve Report and the Fairquest Reserve Report, respectively, as at December 31, 2006, based on forecast prices and costs.

(2) "Gross" means in relation to the applicable entity's interest in reserves, its "company gross reserves", which are the entity's working interest (operated and non-operated) share before deductions of royalties and without including any royalty interest of the entity.

(3) "Net" means in relation to the applicable entity's interest in reserves, the entity's working interest (operating and non-operating) share after deduction of royalty obligations, plus the entity's royalty interest in production or reserves.

Risk Factors

The following is a list of certain risk factors relating to the activities of Fairborne Amalco and its affiliates and the ownership of Fairborne Amalco Shares which prospective investors should carefully consider before making an investment decision relating to Fairborne Amalco Shares:

- exploration, development and production risks;
- numerous factors beyond Fairborne Amalco's control will affect its ability to execute projects and market oil and natural gas derived therefrom;
- Fairborne Amalco will compete with numerous competitors, including oil and natural gas companies that will have substantially greater financial resources, staff and facilities than Fairborne Amalco;
- oil and natural gas operations are subject to extensive controls and regulations imposed by various levels of government. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could increase Fairborne Amalco's costs;
- the direct or indirect costs of regulations designed to reduce emissions produced by Fairborne Amalco's operations and facilities in response to the Kyoto Protocol and any new or other initiatives may adversely affect the business of Fairborne Amalco;
- all phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations;
- the marketability and price of oil and natural gas that may be acquired or discovered by Fairborne Amalco is and will continue to be effected by numerous factors beyond its control;
- the inability of Fairborne Amalco to access sufficient capital for its operations could have a material adverse effect on Fairborne Amalco's financial condition, results of operations and prospects;
- if Fairborne Amalco's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms;
- the level of Fairborne Amalco's indebtedness from time to time could impair Fairborne Amalco's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;
- Fairborne Amalco may enter into agreements to receive fixed prices on its oil and natural gas production and to fix the exchange rate of Canadian to United States dollars, which may result in Fairborne Amalco failing to benefit from increases in commodity prices or fluctuations in the Canadian/United States dollar exchange rate;
- demand for limited drilling and related equipment or access restrictions may affect the availability of such equipment to Fairborne Amalco and may delay Fairborne Amalco's exploration and development activities;
- Fairborne Amalco's reliance on the companies that will operate some of the assets in which it has an interest;
- there are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributable to such reserves;
- the occurrence of a significant event that Fairborne Amalco is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Fairborne Amalco;

- certain directors and officers of Fairborne Amalco may have an interest in other oil and gas companies and may, in certain circumstances, have a conflict of interest;

- Fairborne Amalco may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Fairborne Amalco which may be dilutive;

- the inability of Fairborne Amalco to manage growth effectively could have a material adverse impact on its business, operations and prospects;

- the termination or expiration of Fairborne Amalco's licenses or leases or the working interests relating to a license or lease may have an adverse effect on Fairborne Amalco's results of operations and business;

- a claim by aboriginal peoples in respect of some or all of Fairborne Amalco's properties or assets could have an adverse effect on Fairborne Amalco and its operations;

- seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity;

- Fairborne Amalco may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties;

- the possibility that the Fairborne Amalco Shares may not be listed or, if listed, may cease to be listed on the TSX; and

- Fairborne Amalco's success will depend in large measure on certain key personnel and the loss of the services of such key personnel could have a material adverse effect on Fairborne Amalco.

The risk factors summarized above are a list of risk factors contained elsewhere or incorporated by reference in this Information Circular. See "*Appendix E - Information Concerning Fairborne Newco and Fairborne Amalco – Risk Factors*". In addition, for a description of risk factors in respect of the Trust, see the section entitled "*Risk Factors*" in the Trust AIF, which is incorporated herein by reference. Securityholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE TRANSACTION

Background to and Reasons for the Transaction

Fairborne Energy has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in western Canada since it was founded in 2002. In June of 2005, Fairborne Energy completed a plan of arrangement which resulted in the creation of Fairborne Energy Trust, a new oil and natural gas energy trust that acquired approximately 90% of Fairborne Energy's then existing producing assets and the creation of Fairquest Energy Limited, a junior oil and natural gas exploration and development company which acquired the balance of Fairborne Energy's oil and natural gas assets and certain undeveloped lands. The assets retained by the Trust were characterized as mature assets and were intended to be the cornerstone from which the Trust was to grow through continued acquisitions and provide stable and predictable cash flow to generate monthly distributions for Unitholders. Through farm-out arrangements with Fairquest, the Trust was also provided the opportunity to participate in the development of higher risk prospects on its lands without exposing additional risk capital.

On October 31, 2006 the Minister announced the federal government's plan to change the tax treatment of income trusts, including oil and gas royalty trusts. The Trust Proposal will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders. The Minister announced that existing trust's would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only "normal growth" and no "undue expansion" before then. The Trust Proposal had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including Fairborne, royalty trusts and numerous other Canadian securities. On December 15, 2006, the Minister issued guidelines which established objective tests with respect to what would be considered "normal growth" for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the Trust Proposal.

Fairborne's management and the Board continuously review the Trust's strategic objectives and options available to it in respect thereof to ensure that the Trust's capital structure is efficient and that Securityholder value is being maximized. In the months immediately following announcement of the Trust Proposal, management continued to update the Board with respect to the potential impact and significance of the Trust Proposal to Fairborne, including the impact upon Fairborne's strategic objectives. Through the course of the first and second quarters of 2007, management continued to carry out more detailed analysis concerning the strategic direction for the Trust and continued its discussions of a general nature regarding a broad range of strategic alternatives, including without limitation, new corporate structures, going private scenarios, acquisition opportunities and possible mergers with other trusts.

In March 2007, the Trust announced that it had entered into an agreement to acquire all of the outstanding securities of Fairquest. The Fairquest Acquisition was completed in June of 2007 and resulted in the Trust acquiring significant additional resources in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects.

Following completion of the Fairquest Acquisition, management continued to review and consider strategic alternatives for the Trust moving forward. From time to time, the Trust may enter into confidentiality agreements in connection with its review of possible acquisitions and in connection with possible business combinations or other transactions involving the Trust, including with oil and gas exploration and development companies, other oil and gas royalty trusts and private equity investors. In that connection, the Trust entered into a confidentiality agreement with Denham in June, 2007 and Denham commenced its analysis and due diligence review in respect of the Trust.

On August 9, 2007 the Board held its regularly scheduled meeting to review and approve the Trust's second quarter financial statements. As part of this meeting, management presented a detailed operations review and analysis and, in connection with that presentation, management updated the Board regarding its ongoing analysis and presented the Board with a number of potential strategic alternatives management was continuing to review, including maintaining the status quo, sale or merger (likely to or with a larger trust), possible acquisitions, conversion to a corporation and private equity buy-out. Included in management's analysis was its assessment of the impact that various market forces including, without limitation, current commodity prices, exchange rates and lack of capital, were having on the Trust's business plan and ability to meet its stated objective of establishing distributions at a level that maintains aggregate capital expenditures and distributions not in excess of cash flow.

Following the August 9 Board meeting, management continued to model and narrow the alternative strategic directions being considered. In conjunction with its analysis, management continued its discussions with Denham in respect of a possible going private transaction involving the sale of the Trust to a private equity group to be led by Denham or one of its affiliates or some form of alternative transaction which would involve Denham investing in Fairborne's growth oriented assets on a go-forward basis under a corporate model.

At a meeting of the Board held on October 15, 2007, management provided the Board with an update on its analysis of possible strategic alternatives which included, among other things, an analysis of a re-conversion of the Trust to a corporation with a significant and concurrent equity financing by Denham into the newly formed corporation. Management advised the Board that Denham had substantially completed its due diligence in respect of Fairborne. Management's analysis included a detailed discussion of the sustainability of distribution levels given, among other things, current commodity prices and other market conditions. Following management's presentation, RBC joined the meeting and presented its credentials as well as an overview of the evaluation methodologies that it would propose in evaluating a proposed Transaction, following which the Board formerly engaged RBC as its financial advisor in connection with the possible Transaction and provision of a fairness opinion in respect thereof. The Board authorized management to continue their analysis and negotiations with Denham in respect of the proposed Private Placement to determine if a transaction could be agreed to.

During the period of October 15 through October 19, 2007 management completed its review of the proposed Transaction with the assistance of its financial advisors and continued its negotiations with Denham with respect to the Private Placement.

On October 19, 2007 management and the Board reconvened to review and discuss the models and analysis prepared by management and RBC in respect of the strategic alternatives being considered which included maintaining the current Trust structure and expected levels of distributions possible, maintaining the Trust structure but significantly reducing distributions and converting to a growth oriented exploration and production company in conjunction with a significant infusion of capital by way of an equity financing. In connection with this presentation, the President and Chief Executive Officer of Fairborne Energy reviewed with the Board management's analysis of each of the alternatives. Following management's presentation, the Board received a detailed presentation from RBC in respect of the same strategic alternatives including, without limitation, RBC's assessment of the Trust's current market position and outlook considering the current commodity and currency environment.

Following its presentation, RBC advised the Board that it was RBC's opinion that, as at the date thereof, the consideration under the Transaction is fair, from a financial point of view, to Unitholders.

After duly considering the financial aspects and other considerations relating to the proposed Transaction, including without limitation the terms of the proposed Arrangement, the terms of the proposed Private Placement, the advice of RBC and the Board's duties and responsibilities to Fairborne Securityholders, the Board unanimously approved the proposed Transaction and concluded that the Transaction was fair to Securityholders, was in the best interests of Fairborne and the Securityholders, and unanimously resolved to recommend that Securityholders vote their Fairborne Securities in favour of the Arrangement.

On October 22, 2007 the Share Subscription Agreement was entered into and the Trust announced the proposed Transaction before the open of markets on that same day.

Between October 22, 2007 and November 13, 2007, the terms of the Arrangement Agreement were settled and on November 13, 2007 the Trust, Fairborne Energy and Fairborne Newco entered into the Arrangement Agreement.

On November 13, 2007 RBC provided the formal Fairness Opinion rendered effective as of October 19, 2007 and the Board unanimously resolved to approve the contents of this Information Circular and the sending of it to the Fairborne Securityholders.

Benefits of the Transaction

Management of Fairborne Energy and the Board of Directors have determined that enhanced securityholder and asset value could be realized and delivered more effectively through the reorganized structure than is otherwise possible through the existing Trust structure. Management of Fairborne Energy and the Board of Directors believe that the proposed corporate structure is better suited to Fairborne's large inventory of high quality development and exploration opportunities and significant undeveloped land base than the current trust structure and that completion of the Private Placement in conjunction with the Arrangement will significantly improve Fairborne's financial flexibility and position Fairborne Amalco for growth. Following the Transaction, Fairborne Amalco plans to reinvest 100% of its cash flow to fully exploit its attractive drilling opportunities and grow its production base, while retaining use of its credit facilities for opportunistic acquisitions.

Management and the Board of Directors believe the best opportunity and strategic direction to create securityholder value is to reinvest all of its cash flow and focus on increasing per share cash flow, production, reserves and net asset value over time. By converting to an intermediate exploration and production company in conjunction with a significant concurrent equity financing, management of Fairborne Energy and the Board of Directors believe that Fairborne will be in a better position to aggressively pursue identified opportunities and realize upon the potential of its growth oriented asset base.

Management and the Board of Directors, in recommending the Arrangement to Securityholders, believe the Arrangement, together with the Private Placement, provides a number of strategic benefits to Fairborne and Securityholders including, without limitation, the following:

- Fairborne Amalco will be uniquely repositioned as a growth oriented intermediate exploration and production company.

- The resources of Fairborne Amalco will be significant in terms of capital, development drilling opportunities, undeveloped land prospects and property enhancement projects, positioning Fairborne Amalco to significantly accelerate its growth profile and more effectively and efficiently develop and enhance its asset base and to participate in larger capital investment programs which may result in an enhanced competitive position in the capital intensive oil and gas industry.

- With more than 363,700 million gross (232,800 net) acres of undeveloped land, a currently identified drilling inventory in excess of 500 locations and a significantly increased capital program, Fairborne Amalco will be well positioned to accelerate growth through increased production, reserves and net asset value.

- Completion of the Private Placement will provide Fairborne Amalco with financial flexibility to more aggressively pursue its exploration and development program and opportunistic acquisitions.

- Fairborne Amalco will have a strong balance sheet with approximately $85 million of net debt drawn against a borrowing base facility anticipated to be $220 million positioning it to take advantage of potential acquisitions.

- Fairborne Amalco will have the flexibility to reinvest 100% of its cash flow into a significantly increased capital program resulting in an accelerated growth profile, which flexibility under the current trust structure is limited.

- It is anticipated that Fairborne Amalco will have greater access to various types of capital to exploit its numerous development opportunities and compete effectively for acquisitions.

- It is anticipated that the reorganized structure of the Trust as an intermediate exploration and production company will attract new investors and provide, in the aggregate, a more active and attractive market for the Fairborne Amalco Shares than currently exists for the Trust Units.

- With current tax pools as at September 30, 2007 estimated at approximately $514 million, it is currently expected that Fairborne Amalco will remain non-taxable beyond 2011.

- Completion of the Transaction will eliminate the risks and uncertainty facing the Trust as a result of the Trust Proposal.

- Fairborne Amalco will be managed by the same experienced team of professionals that have demonstrated their ability to deliver on exploration, development and acquisition opportunities.

- Fairborne Amalco will operate on the same fundamentals that contributed to the historical growth of Fairborne Energy and the efficient development and exploitation of oil and natural gas assets prior to Fairborne Energy's reorganization into a trust model.

Fairness Opinion

The Board of Directors retained RBC to address the fairness, from a financial point of view, of the consideration to the Unitholders under the Transaction. In connection with this mandate, RBC has provided the Board with the Fairness Opinion. The Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of RBC, as of October 19, 2007 the consideration under the Transaction is fair, from a financial point of view, to the Unitholders.

The full text of the Fairness Opinion is included as Appendix D to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The Board unanimously concurs with the views of RBC and such views were an important consideration in the Board's decision to proceed with the Arrangement.

Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Transaction is fair to Fairborne Securityholders, is in the best interests of Fairborne and Fairborne Securityholders and unanimously recommends that Fairborne Securityholders vote in favour of the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board considered, among others, the following factors:

(a) the purpose and benefits of the Transaction described herein. See "*Background to and Reasons for the Transaction*" and "*Benefits of the Transaction*";

(b) the significant decline in trading prices for securities of income trusts (especially for smaller natural gas oriented trusts), including the Trust, after the announcement of the Trust Proposal and the erosion of the premium that securities of income trusts were previously trading at, which allowed them to raise capital and make acquisitions on a more accretive basis;

(c) an analysis of the cash required for the Trust to continue to make distributions to Unitholders without impairing the ability of the Trust to maintain a certain level of capital expenditures to maintain or grow its production, and thus the Trust may be required, if the Transaction is not completed, in a weak commodity price environment to consider reducing its distribution levels in order to balance cash flows to distributions plus capital expenditures;

(d) the opinion of RBC that the consideration under the Transaction is fair, from a financial point of view, to the Unitholders. The written Fairness Opinion was subsequently delivered to the Board. See "*Fairness Opinion*" attached as Appendix D to this Information Circular;

(e) under the terms of the Share Subscription Agreement, the Trust and Fairborne Energy are not restricted from entering into or participating in negotiations or discussions with a third party who makes a written bona fide Acquisition Proposal to the Trust or Fairborne Energy, which the Board considers, acting reasonably, may result in an Acquisition Proposal that is a Superior Proposal; and

(f) the mechanics, structure and timing of implementation of the Transaction, including in particular the availability of rights to the Securityholders to dissent to the Arrangement in a manner consistent with Section 191 of the ABCA as modified by the Interim Order.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor. There are risks associated with the Transaction, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits.

The directors and officers of Fairborne Energy and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 8,513,277 Units, representing approximately 12.2% of the outstanding Units (after giving effect to the exchange of all outstanding Exchangeable Shares at the current Exchangeable Share Ratio). Each of the members of the Board and each of the officers of Fairborne Energy have indicated they intend to vote all of their Units and Exchangeable Shares in favour of the Arrangement Resolution.

THE ARRANGEMENT

General

The Arrangement will result in the reorganization of the Trust into a growth oriented, intermediate exploration and production company that will retain the name "Fairborne Energy Ltd." and will own and assume, directly or indirectly, all of the assets and all of the liabilities, respectively, of the Trust. The Arrangement will be completed in conjunction with the Private Placement. See "*The Private Placement*".

Under the Arrangement, Fairborne Amalco will, directly or indirectly, acquire all of the assets (other than $10.00) and assume all of the liabilities of the Trust. The Transaction will allow Fairborne to transform its growth outlook and increase its reserves, production and cash flow through the development of Fairborne's large inventory of over 500 identified drilling prospects. Fairborne currently has 232,800 net acres of undeveloped land. The Private Placement will allow Fairborne to reduce debt levels and thereby pursue selected acquisitions on an opportunistic basis. As an intermediate producing company, Fairborne Amalco's exploration and development capital program is currently planned to be initially set at between $125 - $150 million for fiscal 2008. See "*Appendix E – Information Concerning Fairborne Newco and Fairborne Amalco – Description of the Business – Operations*".

Fairborne Amalco will retain the current management team and personnel from Fairborne Energy and will continue to be led by Richard A. Walls as Chairman of the Board and Steven R. VanSickle as President and Chief Executive Officer. The current members of the Board, along with one additional nominee to be appointed by Denham, currently anticipated to be Mr. Carl Tricoli, upon completion of the Private Placement, will form the board of directors of Fairborne Amalco. See "*Appendix E – Information Concerning Fairborne Newco and Fairborne Amalco – Directors and Officers*".

Effect of the Arrangement on Securityholders

Under the Arrangement, Unitholders will receive one Fairborne Amalco Share for each one Trust Unit held. Holders of Exchangeable Shares will participate in the Arrangement and receive Fairborne Amalco Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable on the Effective Date.

No certificates representing fractional Fairborne Amalco Shares shall be issued under the Arrangement. In lieu of any fractional share, each Holder of Exchangeable Shares otherwise entitled to a fractional interest in a Fairborne Amalco Share shall receive the nearest whole number of Fairborne Amalco Shares (with fractions equal to exactly 0.5 being rounded up).

Distributions paid to Unitholders for the month of November 2007 will not be affected by the proposed Arrangement and will be paid in the usual manner. Accordingly, Unitholders of record on November 30, 2007 will receive their regular monthly cash distribution of $0.09 on December 17, 2007. Provided the Arrangement is approved at the Meeting, this will be the last distribution paid to Unitholders by the Trust. In the event that the Arrangement is not approved at the Meeting, the Board of Directors will meet shortly thereafter to determine the next distribution on the Trust Units which would be declared payable thereon.

See "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Procedure for Exchange of Fairborne Securities*", "*Canadian Federal Income Tax Considerations*" and " *United States Federal Income Tax Considerations*".

Treatment of Debentures

As at November 15, 2007, there were $100 million aggregate principal amount of Debentures outstanding. The Debentures are convertible into Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the Debenture and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Unit.

In connection with the Arrangement, Fairborne Amalco will assume all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the outstanding Debentures. Provided the Arrangement is completed, holders of Debentures will thereafter be entitled to receive Fairborne Amalco Shares, rather than Units, on the basis of one Fairborne Amalco Share in lieu of each Unit which it was previously entitled to receive, on conversion. All other terms and conditions of the Debenture Indenture will continue to apply. As a result, following completion of the Arrangement, holders of Debentures who subsequently wish to convert their Debentures will be entitled to receive 74.074 Fairborne Amalco Shares for each 1,000 principal amount of Debentures converted, subject to adjustment in certain events as provided in the Debenture Indenture. The transactions contemplated by the Arrangement do not result in a "change of control", as defined in the Debenture Indenture.

The Debentures are currently listed and posted for trading on the TSX. The TSX has conditionally approved the listing of the Debentures to be assumed by Fairborne Amalco pursuant to the Arrangement and has also conditionally approved the additional listing of the Fairborne Amalco Shares to be reserved for issuance on conversion, redemption or maturity of the Debentures, subject in each case to Fairborne Amalco fulfilling the requirements of such exchange.

Treatment of Trust Warrants

In connection with the Arrangement, Fairborne Amalco will assume all of the covenants and obligations of the Trust under the Warrant Indenture in respect of the outstanding Trust Warrants. Provided the Arrangement is completed, holders of Trust Warrants will thereafter be entitled to receive Fairborne Amalco Shares, rather than Trust Units, on exercise of such Trust Warrants after the Effective Date, on the same basis as Trust Units were previously issuable on exercise thereof.

Treatment of Incentive Rights

As of the date hereof, Fairborne has an aggregate of 553,956 Restricted Units and 910,050 Performance Units outstanding under the Incentive Plan granted to directors, officers and employees of Fairborne Energy. Restricted Units granted pursuant to the Incentive Plan would normally vest as to one third on each of the first, second and third anniversaries of the date of grant. Performance Units would normally vest on the third anniversary of the date of grant and the number of Trust Units issuable pursuant to the Performance Units would be determined as at that time. Pursuant to the terms of the Incentive Plan, unless otherwise waived by individual holders, all outstanding Incentive Rights will vest in connection with completion of the Arrangement.

All of the members of the Board and each of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Fairborne Energy, holding in the aggregate 175,711 Restricted Units and 356,275 Performance Units, have agreed to waive their right to accelerated vesting of their Incentive Rights under the Incentive Plan. Fairborne will also allow other participants in the Incentive Plan to waive their right to accelerated vesting of their Incentive Rights should they wish to do so. The Non-Vesting Participants and any other participants who so elect shall continue to hold such Incentive Rights under the current terms of the Incentive Plan but, after giving effect to the Transaction, will be entitled to receive Fairborne Amalco Shares rather than Trust Units upon vesting of such Incentive Rights thereafter.

Each Restricted Unit entitles the holder to receive one Trust Unit upon vesting, subject to adjustment to give effect to accumulated distributions on the Trust Units between the date of grant and the date of issuance of the Trust Units pursuant to the Restricted Units. Fairborne will issue a total of 486,425 Trust Units immediately prior to the Effective Date in respect of all the Restricted Units outstanding other than those held by the Non-Vesting Participants who will be entitled to an aggregate of 226,667 Trust Units (or an equal number of Fairborne Amalco Shares after giving effect to the Arrangement) upon vesting in accordance with the normal vesting periods provided in the Incentive Plan in respect of Restricted Units held by them.

Performance Units entitle the holder to receive the number of Trust Units designated by the Performance Units, adjusted to give effect to, firstly, accumulated distributions on the Trust Units between the date of grant and the date of issuance of the Trust Units pursuant to the Performance Units and, secondly, for a payout multiplier, which ranges from 0 to 2, provided that the Board may make adjustments to the number of Trust Units to be issued pursuant to Performance Units as the Board determines in its discretion appropriate in the circumstances having regard to the principal purposes of the Incentive Plan. See "*Executive Compensation – Incentive Plan*" in the Fairborne Annual Meeting Circular.

The number of Trust Units to be issued in respect of each outstanding Performance Unit will be based upon a multiplier of 0.72 adjusted to give effect to average accumulated distributions on outstanding Performance Units, resulting in the issuance of 0.92 Trust Units for each outstanding Performance Unit or an aggregate of 837,246 Trust Units pursuant to all outstanding Performance Units, of which 327,773 Trust Units (or 327,773 Fairborne Amalco Shares after giving effect to the Transaction) in respect of Performance Units held by the Non-Vesting Participants will only be issued upon vesting in accordance with the normal vesting periods provided in the Incentive Plan.

Details of the Arrangement

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan:

Amendment to Trust Indenture and Other Constating Documents

(a) the Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Securityholders

(b) the Trust Units held by Dissenting Securityholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Securityholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with the Plan;

(c) the Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Fairborne Newco (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Exchangeable Shareholders other than the right to be paid the fair value of their Exchangeable Shares in accordance with the Plan;

Fairborne Exchangeco

(d) the Trust shall sell, transfer, convey and assign to Fairborne Energy all of the outstanding common shares of Fairborne Exchangeco held by it in consideration for the sum of $1.00 paid by Fairborne Energy to the Trust;

Fairborne Notes

(e) the interest rate payable pursuant to the Fairborne Notes shall be reduced to zero;

(f) the Fairborne Note Conveyance shall become effective and the Fairborne Notes shall be transferred, assigned and sold by the Trust to Fairborne Subco for an amount equal to the fair market value thereof and Fairborne Subco shall issue the Fairborne Subco Notes to the Trust in satisfaction of the purchase price for the Fairborne Notes pursuant to the Fairborne Note Conveyance;

Fairborne Newco Purchase of Trust Assets

(g) the Trust Asset Conveyance shall become effective and the Trust shall sell, transfer, convey, assign and deliver to Fairborne Newco and Fairborne Newco shall purchase and accept from the Trust, all of the Trust Assets and Fairborne Newco shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Trust Assumed Liabilities in accordance with their terms; and (ii) issue to the Trust an aggregate number of Fairborne Newco Share Rights equal to the number of Trust Units outstanding at the Effective Time (other than those held by Dissenting Securityholders);

(h) in connection with the assumption of the Trust Assumed Liabilities by Fairborne Newco, Fairborne Newco shall assume all the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Fairborne Newco entitling the holders thereof, as against Fairborne Newco, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

Exchange of 50% Trust Units Held by Non Residents

(i) 50% of the issued and outstanding Trust Units held by Non Residents (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for Fairborne Newco Share Rights on the basis of one Fairborne Newco Share Right for each Trust Unit so sold, assigned and transferred;

Redemption of Trust Units Held by Fairborne Newco

(j) the Trust shall redeem the Trust Units held by Fairborne Newco (being those acquired by it pursuant to subsection (i)) in exchange for Fairborne Newco Share Rights and the Trust shall distribute Fairborne Newco Share Rights to Fairborne Newco on the basis of one Fairborne Newco Share Right for each Trust Unit redeemed and the Trust Units so redeemed shall be cancelled;

Exchange of Balance of Trust Units Held by Non Residents

(k) the balance of the Trust Units held by Non Residents (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for Fairborne Newco Share Rights on the basis of one Fairborne Newco Share Right for each Trust Unit so sold, assigned and transferred;

Redemption of Balance of Trust Units

(l) the balance of the issued and outstanding Trust Units shall be redeemed and the Trust shall distribute Fairborne Newco Share Rights to Trust Unitholders on the basis of one Fairborne Newco Share Right for each Trust Unit redeemed and all Trust Units so redeemed shall be cancelled;

Cancellation of Fairborne Newco Share Rights Held by Fairborne Newco

(m) the Fairborne Newco Share Rights held by Fairborne Newco shall be cancelled;

Issuance of Fairborne Newco Shares Pursuant to Fairborne Newco Share Rights

(n) subject to Sections 5.5 and 5.6 of the Plan, Fairborne Newco shall issue one Fairborne Newco Share for each Fairborne Newco Share Right to the holders thereof;

Cancellation of Fairborne Newco Shares Held by the Trust

(o) the Fairborne Newco Shares held by the Trust shall be cancelled;

Exchange of Exchangeable Shares

(p) subject to Sections 5.5 and 5.6 of the Plan, each issued and outstanding Exchangeable Share (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for a number of Fairborne Newco Shares equal to the Exchangeable Share Ratio as at the Effective Time; and

Amalgamation of Fairborne, Fairborne Newco and Fairborne Exchangeco

(q) Fairborne, Fairborne Newco and Fairborne Exchangeco shall be amalgamated and continue as one corporation such that:

(i) the stated capital of the common shares of Fairborne and of the Exchangeable Shares shall each be reduced to $1.00 immediately prior to the amalgamation;

(ii) all of the shares of Fairborne Energy and Fairborne Exchangeco shall be cancelled without any repayment of capital;

(iii) the articles of the amalgamated corporation shall be the same as the articles of Fairborne Newco and the name of the amalgamated corporation shall be "Fairborne Energy Ltd.";

(iv) no securities shall be issued by the amalgamated corporation in connection with the amalgamation, and for greater certainty, the shares of Fairborne Newco shall survive and continue to be shares of the amalgamated corporation without amendment;

(v) the property of each of the amalgamating corporations shall continue to be the property of the amalgamated corporation;

(vi) the amalgamated corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(viii) any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(ix) a conviction against, or ruling, order or judgment in favour of or against any of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(x) the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(xi) the by-laws of Fairborne Newco shall be the by-laws of the amalgamated corporation;

(xii) the first directors of the amalgamated corporation shall be the directors of Fairborne Energy;

(xiii) the first officers of the amalgamated corporation shall be the officers of Fairborne Energy; and

(xiv) the registered office of the amalgamated corporation shall be the registered office of Fairborne Energy.

Reduction of Stated Capital and Elimination of Deficit of Fairborne Amalco

(r) the stated capital of the common shares of Fairborne Amalco shall be reduced, without payment, by the amount of the deficit of Fairborne Amalco immediately after the amalgamation pursuant to subsection (q) above.

Post Arrangement Structure

The following diagram illustrates the organizational structure of Fairborne Amalco, including its material Subsidiaries, immediately following the completion of the Transaction.


Fairborne Amalco Shareholders
(former Trust
Securityholders and Denham)
100%
Common
Shares
100%
Debentures
Debentureholders
Fairborne Energy Ltd.
(formed upon the amalgamation of
Fairborne Energy,
Fairborne ExchangeCo
and Fairborne Newco)
100%
Common
Shares
Case Sub ULC
100%
Common
Shares
100%
Common
Shares
99.2%
0.8%
North American
Explorer Inc.
1351064 Alberta Ltd.
Fairborne Pivotal
Production Partnership
U.S. Assets
Operating Assets
(Canada)

Upon the completion of the Transaction, an aggregate of approximately 84.3 million Fairborne Amalco Shares will be issued and outstanding, assuming that: (i) no Dissent Rights are exercised; (ii) no Trust Warrants are exercised; (iii) no Debentures are converted into Units; and (iv) an aggregate of 995,898 Units are issued pursuant to outstanding Incentive Rights, prior to the Effective Time.

In connection with the Arrangement, the Trust Indenture will be amended as necessary to facilitate the Arrangement and shall be amended as provided in the Arrangement Agreement to provide, among other things, for the redemption of the Trust Units in exchange for Fairborne Newco Share Rights and to provide that where there are no Unitholders of the Trust, the assets of the Trust shall be held by the Trustee for the use and benefit of one or more of Fairborne Amalco and its Subsidiaries as determined by the administrator of the Trust, from time to time.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Trust, Fairborne Energy and Fairborne Newco and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the Trust Indenture and Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Fairborne Securityholders voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties including, without limitation, that Fairborne Newco shall be in a position to close the Private Placement pursuant to the Share Subscription Agreement immediately upon completion of the Arrangement; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Fairborne Securityholders, either in person or by proxy, voting together as a single class, at the Meeting. See "*General Proxy Matters – Procedure and Votes Required* ".

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Fairborne Securityholders authorizes the Board of Directors, without further notice to or approval of such Fairborne Securityholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

Court Approvals

Interim Order

On November 14, 2007, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Fairborne Securityholders at the Meeting in the manner required by the Interim Order, Fairborne will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 18, 2007 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Fairborne a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court **on or before noon (Calgary time) on December 11, 2007. Service of such notice shall be effected by service upon the solicitors for Fairborne: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: D. J. McDonald, Q.C. See "Notice of Petition".**

The securities to be issued to Securityholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued to Securityholders pursuant to the Arrangement will not require registration under the 1933 Act.

Fairborne has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Fairborne may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Fairborne Amalco Shares issuable pursuant to the Arrangement and the listing of the Debentures. The TSX has conditionally approved the listing of the Fairborne Amalco Shares issuable pursuant to the Arrangement and the listing of the Debentures, subject to Fairborne Amalco fulfilling the requirements of the TSX.

Conditions Precedent to the Arrangement

The respective obligations of the Trust, Fairborne Energy and Fairborne Newco to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Fairborne Securityholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Fairborne Newco, Fairborne Energy and the Trust, acting reasonably, not later than January 31, 2008 or such later date as the parties hereto may agree;

(c) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Trust, Fairborne Energy and Fairborne Newco, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(d) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(e) all necessary third party and regulatory consents and approvals with respect to the Private Placement and the transactions contemplated hereby shall have been completed or obtained, including the consent or approval from Fairborne's principal lenders;

(f) there shall not, as of the Effective Date, be holders of Fairborne Securities that hold, in aggregate, in excess of 5% of all outstanding Fairborne Securities, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(g) the TSX shall have conditionally approved the listing or the substitutional listing of the Fairborne Amalco Shares to be issued pursuant to the Arrangement and of the Debentures as assumed by Fairborne Newco pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(h) the Trust Indenture shall be amended as provided in Section 3.3 of the Arrangement Agreement; and

(i) Fairborne Newco shall be in a position to close the Private Placement pursuant to the Share Subscription Agreement immediately upon completion of the Arrangement.

Upon the conditions being fulfilled or waived, Fairborne, Fairborne Energy and Fairborne Newco intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Fairborne, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco will apply for the Final Order approving the Arrangement on December 18, 2007. If the Final Order is obtained on December 18, 2007 in form and substance satisfactory to Fairborne, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Fairborne expects the Effective Date will be on or about December 19, 2007. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Fairborne's objective is to have the Effective Date occur on or about December 19, 2007. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on December 18, 2007.

Procedure for Exchange of Fairborne Securities

In order to receive their Fairborne Amalco Shares on the completion of the Arrangement, Holders of Fairborne Securities must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the Holder's Trust Units and/or Exchangeable Shares, as the case may be.

Securityholders whose Fairborne Securities are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Fairborne Securities.

The use of the mail to transmit certificates representing Fairborne Securities and the Letter of Transmittal is at each Holder's risk. Fairborne recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Subject to the terms of the Arrangement, Dissenting Securityholders who ultimately are not entitled to be paid the fair value of their Fairborne Securities will be entitled to receive the Fairborne Amalco Shares to which they are entitled under the Arrangement.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Fairborne Securities being deposited or if the certificates representing the Fairborne Amalco Shares issuable in exchange for the Fairborne Securities are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders or Exchangeable Shareholders, as the case may be, maintained by Fairborne's registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Fairborne Securities deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Fairborne Securities must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Fairborne Securities deposited pursuant to the Arrangement will be determined by Fairborne Energy or Fairborne Amalco in its sole discretion. Depositing Fairborne Securityholders agree that such determination shall be final and binding. Fairborne reserves the absolute right to reject any and all deposits which Fairborne determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Fairborne reserves the absolute right to waive any defect or irregularity in the deposit of any Fairborne Securities. There shall be no duty or obligation on the Trust, Fairborne Energy, Fairborne Amalco, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Fairborne Securities and no liability shall be incurred by any of them for failure to give such notice.

Fairborne reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

From and after the Effective Time, certificates formerly representing Fairborne Securities exchanged pursuant to the Plan shall represent only the right to receive Fairborne Amalco Shares to which the holders are entitled pursuant to the Arrangement.

Fairborne Securityholders will not receive Fairborne Amalco Shares or any dividends or other distributions which may be declared thereon after the Effective Date until they submit the certificates for their Fairborne Securities to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Fairborne Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Fairborne Amalco Shares or any dividends or other distributions which may have been declared thereon.

Should the Arrangement not be completed, any deposited Fairborne Securities will be returned to the depositing Fairborne Securityholder at Fairborne's expense upon written notice to the Depositary from Fairborne by returning the deposited Fairborne Securities (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Fairborne Securityholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Fairborne's transfer agent.

Exchange of Debentures

As the Debentures trade in the "book entry" system and no certificates are issued to unregistered holders, no new certificates for Debentures will be issued to beneficial holders of Debentures following the completion of the Arrangement and beneficial holders of Debentures do not need to take any action.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder's Fairborne Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Fairborne Securities held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered Securityholders may dissent. Persons who are beneficial owners of Fairborne Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Fairborne Securities. Accordingly, a beneficial owner of Fairborne Securities desiring to exercise Dissent Rights must make arrangements for the Fairborne Securities beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the Arrangement Resolution is required to be received by Fairborne or, alternatively, make arrangements for the registered holder of such Fairborne Securities to dissent on behalf of the Securityholder. In such case, the written objection, described below, should set forth the number of Fairborne Securities covered by such written objection.**

A Dissenting Securityholder must send to Fairborne a written objection to the Arrangement Resolution, which written objection must be received by Fairborne, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9 Attention: D. J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the last Business Day immediately preceding the Meeting.

No Securityholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Fairborne Securities may not exercise the right to dissent in respect of only a portion of such holder's Fairborne Securities, but may dissent only with respect to all of the Fairborne Securities held by the holder.

An application may be made to the Court by Fairborne Amalco or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Fairborne Securities. If such an application to the Court is made by either Fairborne Amalco or a Dissenting Securityholder, Fairborne Amalco must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay such person an amount considered by the board of directors of Fairborne Amalco to be the fair value of the Fairborne Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Fairborne Amalco is the applicant, or within 10 days after Fairborne Amalco is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder or Dissenting Exchangeable Shareholder, as the case may be, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Fairborne Amalco for the purchase of such holder's Fairborne Securities in the amount of Fairborne Amalco's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Fairborne Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Fairborne Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Fairborne Amalco and in favour of each of those Dissenting Securityholders, and fixing the time within which Fairborne Amalco must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Fairborne Amalco and the Dissenting Securityholder as to the payment to be made by Fairborne Amalco to the Dissenting Securityholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Fairborne Securities in the amount agreed to between Fairborne Amalco and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or if the Arrangement has not yet become effective Fairborne may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Fairborne Amalco shall not make a payment to a Dissenting Securityholder under section 191 if there are reasonable grounds for believing that Fairborne Amalco is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Fairborne Amalco would thereby be less than the aggregate of its liabilities. In such event, Fairborne Amalco shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Fairborne Securities in which case the Dissenting Securityholder may, by written notice to Fairborne Amalco within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Fairborne Amalco to be paid as soon as Fairborne Amalco is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Fairborne Amalco shareholders.

All Fairborne Securities held by Securityholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Trust in the case of Trust Units or to Fairborne Newco in the case of Exchangeable Shares in exchange for such fair value as of the Effective Date. If such Securityholders ultimately are not entitled to be paid the fair value for the Fairborne Securities, such Fairborne Securities will be deemed to have been exchanged for Fairborne Newco Shares (Fairborne Amalco Shares after giving effect to the amalgamation of Fairborne Newco and Fairborne Energy pursuant to the Arrangement) and such Securityholders will be issued Fairborne Newco Shares (Fairborne Amalco Shares after giving effect to such amalgamation) on the same basis as all other Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Fairborne Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices F and B, respectively, to this Information Circular, and consult their own legal advisor.**

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Fairborne Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Arrangement

The directors and officers of Fairborne Energy and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 8,013,740 Fairborne Securities (comprised of approximately 6,540,006 Units and 1,473,734 Exchangeable Shares), representing approximately 12.2% of the outstanding Fairborne Securities (assuming exchange of all Exchangeable Shares for Trust Units based on the Exchangeable Share Ratio in effect on the date hereof). The directors and officers of Fairborne Energy also hold an aggregate of 286,379 Restricted Units, 555,675 Performance Units and 1,067,070 Trust Warrants. Pursuant to the terms of the Warrant Indenture, all of the outstanding Trust Warrants will be adjusted such that they will be exercisable for Fairborne Amalco Shares, rather than Trust Units, following completion of the Arrangement. While all outstanding Restricted Units and Performance Units will, pursuant to the terms of the Incentive Plan, otherwise vest effective immediately prior to the Effective Date, the Non-Vesting Participants who hold in the aggregate 175,711 Restricted Units and 356,275 Performance Units, have agreed to waive their right to accelerated vesting of their Restricted Units and Performance Units under the Incentive Plan. Accordingly, all of the Incentive Rights held by these individuals will continue to be held subject to the terms and conditions of the Incentive Plan but will be exercisable for Fairborne Amalco Shares, rather than Trust Units, at such times as they become vested.

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of Fairborne pursuant to employment, change of control or similar agreements.

Immediately after giving effect to the Transaction, it is anticipated that the current directors and officers of Fairborne Energy and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 8,839,487 Fairborne Amalco Shares representing approximately 10.5% of the outstanding Fairborne Amalco Shares (assuming no Dissent Rights, no Debentures and no Trust Warrants are converted or exercised, as the case may be, prior to the Effective Date and an aggregate of 995,898 Units are issued pursuant to outstanding Incentive Rights immediately prior to the Effective Date).

RBC has been engaged as financial advisor to the Board in connection with the Transaction. Cormark Securities Inc. is acting as strategic advisor to Fairborne in connection with the Transaction. These advisors have received or will receive fees from Fairborne for services rendered.

None of the principal holders of Fairborne Securities or any director or officer of Fairborne Energy, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Fairborne or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated herein by reference, other than as follows.

Mr. Richard A. Walls, the Chairman and a director of Fairborne Energy, was the President and Chief Executive Officer and a director of Fairquest prior to completion of the Fairquest Acquisition. Mr. Walls received $618,750 in connection with the termination of his employment with Fairquest upon completion of the Fairquest Acquisition. Mr. Walls also held (i) 150,000 options to acquire common shares of Fairquest ("**Fairquest Options**") which were terminated for no consideration immediately prior to completion of the Fairquest Acquisition and (ii) 650,000 common share purchase warrants of Fairquest ("**Fairquest Warrants**") which were exchanged for Trust Warrants in conjunction with completion of the Fairquest Acquisition based upon the same exchange ratio that common shares of Fairquest were exchanged for Trust Units under the Fairquest Acquisition.

The directors and officers of Fairborne Energy and their associates and affiliates, as a group, owned, directly or indirectly, or exercised control or direction over, an aggregate of 5,378,256 common shares of Fairquest (including common shares issued upon conversion of performance shares of Fairquest immediately prior to completion of the Fairquest Acquisition) which were exchanged for an aggregate of 2,097,520 Trust Units under the Fairquest Acquisition. In addition, such individuals held in the aggregate 440,000 Fairquest Options and 2,711,334 Fairquest Warrants which were treated in the same fashion as those held by Mr. Walls as described above.

Expenses of the Arrangement

The estimated costs to be incurred by Fairborne with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $2.0 million.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the Fairborne Amalco Shares to the Fairborne Securityholders, will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Arrangement, the Fairborne Amalco Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

If any related party of the Trust, including any director or senior officer of Fairborne Energy, is entitled to receive a "collateral benefit" as defined in OSC Rule 61-501, in connection with the Arrangement, the Arrangement will constitute a "business combination" for purposes of OSC Rule 61-501. If the Arrangement constitutes a "business combination", the Arrangement Resolution would require minority approval in accordance with OSC Rule 61-501.

As at November 16, 2007, there were 553,356 Restricted Units and 904,250 Performance Units outstanding under the Incentive Plan. Pursuant to the terms of the Incentive Plan, vesting of all outstanding Restricted Units and Performance Units will be accelerated in connection with the Arrangement and the number of Trust Units issuable pursuant to Performance Units will be determined. However, all of the members of the Board as well as the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Fairborne Energy have agreed to waive their right to accelerated vesting of their Incentive Rights under the Incentive Plan. The other senior officers of Fairborne Energy and their associates hold an aggregate of 110,668 Restricted Units and 199,400 Performance Units which will become vested as a result of the Arrangement. See "*Treatment of Incentive Rights*".

As the foregoing occurs as a consequence of the Arrangement, the foregoing may be considered a "collateral benefit" for purposes of OSC Rule 61-501. OSC Rule 61-501 expressly excludes benefits from being "collateral benefits" if such benefits are received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction and, at the time the transaction is agreed to, the related party and its associated entities (as defined in OSC Rule 61-501) beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities in the issuer. In addition, pursuant to OSC Rule 61-501, benefits are also expressly excluded from being "collateral benefits" if: (i) the related party discloses to an independent committee the amount of the consideration that the related party expects that it will be beneficially entitled to receive under the terms of the transaction in exchange for equity securities beneficially owned by the related party; (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (i); and (iii) the independent committee's determination is disclosed in the disclosure document for the transaction.

Each of the directors and senior officers of Fairborne Energy and the respective associated entities, hold less than 1% of the issued and outstanding Trust Units and Exchangeable Shares, other than Richard A. Walls, Steven R. VanSickle, David L. Summers and David E.T. Pyke, and thus they will not be considered to have received a "collateral benefit" for purposes of OSC Rule 61-501.

Messrs. Walls, VanSickle, Summers and Pyke beneficially own 2,068,801, 893,849, 851,916 and 715,894 Trust Units, respectively and 1,181,829, nil, nil and 20,771 Exchangeable Shares, respectively (representing 5.2%, 1.3%, 1.2% and 1.1% of the outstanding Trust Units, after giving effect to the exchange of Exchangeable Shares for Trust Units based on the Exchangeable Share Ratio in effect on the date hereof). In addition, Messrs. Walls, VanSickle, Summers and Pyke hold 9,829, 59,400, 42,166 and 19,000 Restricted Units and 23,095, 113,500, 86,100 and 35,200 Performance Units, respectively. Each of Messrs. Walls, VanSickle and Summers have agreed to waive the acceleration of any

Incentive Rights as a consequence of the Arrangement and thus the only benefit these individuals may be considered to have received as a result of the Arrangement is the determination, in accordance with the Incentive Plan, of the number of Trust Units issuable pursuant to Performance Units held by them (although they will not be issued until they would normally vest in accordance with the Incentive Plan). Mr. Pyke may be considered to have received an additional benefit by virtue of his Restricted Units and Performance Units vesting as a consequence of the Arrangement. Messrs. Walls, VanSickle, Summers and Pyke will be entitled to receive 33,927, 181,046, 133,606 and 56,894 Trust Units, respectively (or an equal number of Fairborne Amalco Shares, after giving effect to the Transaction), pursuant to Restricted Units held by them, subject to, in the case of Messrs. Walls, VanSickle and Summers, vesting at a later date in accordance with the Incentive Plan. An independent committee of the Board of Directors has determined that the value of any benefit received by Messrs. Walls, VanSickle and Summers as a result of the Arrangement is less than 5% of the total value of the consideration they expect to be entitled to receive under the Arrangement in exchange for equity securities beneficially owned by them and therefore that Messrs. Walls, VanSickle and Summers will not receive a "collateral benefit" (as defined in OSC Rule 61-501). However, Mr. Pyke may be considered to have received a "collateral benefit" as a consequence of the Arrangement and, as a result, OSC Rule 61-501 requires that the Arrangement Resolution must also be approved by a majority of the votes cast by Fairborne Securityholders, excluding the votes attached to Fairborne Securities beneficially owned, or over which control or direction is exercised, by Mr. Pyke and his affiliated entities and joint actors. To the knowledge of Fairborne, Mr. Pyke and his affiliated entities and joint actors beneficially own, or exercise control or direction over, an aggregate of 724,765 Trust Units and 36,800 Exchangeable Shares, respectively, representing 1.1% of the outstanding Trust Units, after giving effect to the exchange of Exchangeable Shares for Trust Units based on the Exchangeable Share Ratio in effect on the date hereof.

The Arrangement constitutes a "going private transaction" for purposes of Regulation Q-27 which requires that Fairborne obtain a formal valuation and minority approval for the Arrangement. An application for an exemption from the valuation requirements will be made to the Autorité des marchés financiers. The application will also seek to obtain partial relief form the minority approval requirements of Regulation Q-27 such that only the votes attached to Fairborne Securities beneficially owned, or over which control or direction is exercised, by Mr. Pyke and his affiliated entities and joint actors would be excluded. Completion of the Arrangement is subject to obtaining a decision of the Authorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Fairborne for approval of the Arrangement. See "*The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Fairborne, any recent significant decisions which would apply in this instance. **Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

United States

The securities to be issued under the Arrangement to Securityholders will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 14, 2007 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on December 18, 2007 by the Court. See "*The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above.

The Fairborne Amalco Shares to be held by Securityholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by Persons who are "affiliates" of Fairborne or the other parties to the Arrangement (other than Securityholders) immediately prior to the Arrangement or who will be "affiliates" of Fairborne Amalco after the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Fairborne Amalco Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may immediately resell Fairborne Amalco Shares outside the United States without registration under the 1933 Act pursuant to Regulation S. Fairborne Amalco Shares received pursuant to the Arrangement by persons who are affiliates of Fairborne or the other parties to the Arrangement (other than Securityholders) prior to the Arrangement but who are no longer affiliates following the Arrangement, may resell Fairborne Amalco Shares in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act, as applicable, or as otherwise permitted under the 1933 Act. Persons who continue to be affiliates of Fairborne Amalco after the Arrangement may only resell their Fairborne Amalco Shares in the manner contemplated by Rule 145(d)(1). Rule 145(d)(1) generally provides that such affiliates may not sell the Fairborne Amalco Shares received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Fairborne Amalco or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "brokers' transactions" (as such term is defined in Rule 144 under the 1933 Act) at times when certain information specified by the Rule 144 is publicly available with respect to Fairborne Amalco. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Fairborne Amalco after a period of one or two years, depending upon whether information continues to be publicly available with respect to Fairborne Amalco.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP on behalf of Fairborne. As at November 12, 2007, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Fairborne Securities. Certain matters relating to United States federal income tax considerations have been passed upon by Dorsey & Whitney LLP on behalf of Fairborne. As at November 12, 2007, the partners and associates of Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Fairborne Securities. The principals of each of GLJ and Sproule do not hold any Fairborne Securities as of the date hereof.

THE PRIVATE PLACEMENT

General

Immediately following completion of closing of the Arrangement, Denham will subscribe for, on a private placement basis pursuant to the terms of the Share Subscription Agreement, 13,422,820 Fairborne Amalco Shares at a subscription price of $7.45 per share for aggregate proceeds to Fairborne Amalco of approximately $100 million. The subscription price represents a premium of 8% to the $6.90 closing price of the Trust Units on the last trading day immediately prior to, and 13% to the $6.50 volume weighted average trading price per Trust Unit for the 30 trading days immediately preceding, the date of the announcement of the Transaction.

Denham is a U.S. based private equity fund advised by Denham Capital Management LP, which is a private equity firm focused on the energy and commodities sectors, including natural resources, power and utilities and energy related infrastructure and services. Denham invests globally, with investments currently in the United States, Canada, South America, Europe and Asia, and across all stages of corporate and asset life cycle, from development projects to mature, operating businesses. Denham typically targets equity investments in the $50 million to $250 million range. It currently has offices in Boston, Houston, New Jersey and London.

The Private Placement will initially be used to reduce outstanding indebtedness and will significantly improve Fairborne's financial flexibility and position Fairborne Amalco for growth. After giving effect to the Private Placement, Fairborne Amalco will have approximately $85 million of net debt drawn against its current borrowing base facility anticipated to be $220 million. The Private Placement is conditional on the successful closing of the Arrangement.

Immediately following completion of the Transaction, Denham will own, directly or indirectly, or exercise control or direction over, an aggregate of 13,422,820 Fairborne Amalco Shares, representing approximately 16% of the issued and outstanding Fairborne Amalco Shares (assuming no Dissent Rights, no Debentures and no Trust Units are converted or exercised, as the case may be, prior to the Effective Date and an aggregate of 995,898 Units are issued pursuant to outstanding Incentive Rights immediately prior to the Effective Date).

Share Subscription Agreement

The Share Subscription Agreement contains covenants, representations and warranties of and from each of the Trust, Fairborne Energy, Fairborne Newco and Denham and various conditions precedent, both mutual and with respect to each party. Such conditions include, without limitation, that the Arrangement shall have been completed not later than January 31, 2008, a Material Adverse Change (as defined in the Share Subscription Agreement) in respect of Fairborne or Fairborne Energy shall not have occurred prior to the closing date, a duly qualified nominee of Denham acceptable to Fairborne, acting reasonably, shall be appointed to the board of directors of Fairborne Amalco effective upon the completion of the Private Placement and the TSX shall have conditionally approved the listing of the Fairborne Amalco Shares to be issued pursuant to the Private Placement, subject only to Fairborne Amalco fulfilling customary listing conditions. The TSX has conditionally approved the listing of the Fairborne Amalco Shares issuable pursuant to the Private Placement, subject to Fairborne Amalco fulfilling the requirements of the TSX.

The terms of the Share Subscription Agreement provide that the Trust and Fairborne Energy shall not solicit, initiate or encourage the making of any proposal or offer to the Trust or its securityholders from any person which constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal, provided, however, that the Trust, Fairborne Energy and its representatives are not restricted from entering into or participating in negotiations or discussions with a third party who makes a written bona fide Acquisition Proposal to the Trust or Fairborne Energy, which the Board considers, acting reasonably, may result in an Acquisition Proposal that is a Superior Proposal.

The Share Subscription Agreement is filed under the Trust's profile on SEDAR at www.sedar.com and reference is made thereto for the full text thereof.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, Canadian counsel for the Trust, the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Fairborne Securityholder in respect of the proposed Arrangement who holds Units and/or Exchangeable Shares as capital property, deals at arm's length with and is not affiliated with the Trust and Fairborne Energy, and does not use or hold its Fairborne Securities in the course of carrying on a business in which the Fairborne Securityholder buys or sells securities, and did not acquire the Fairborne Securities in one or more transactions considered to be an adventure or concern in the nature of trade. A Fairborne Securityholder who is a Canadian resident and might not otherwise be considered to hold its Fairborne Securities as capital property may, in certain circumstances, be entitled to have them, and any other "Canadian Security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Fairborne Securityholder contemplating making such an election should first consult its own tax advisor. This summary is not applicable to a Fairborne Securityholder that is a "financial institution", a "specified financial institution" or an interest in which would be a "tax shelter investment", all as defined in the Tax Act.

This summary is based upon the provisions of the Tax Act and regulations thereunder ("**Regulations**"), the current published administrative policies of the Canada Revenue Agency (the "**CRA**") in force as of the date hereof and specific proposals (the "**Tax Proposals**") to amend the Tax Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals does not take into account, or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and should not be construed, nor is it intended to be, legal or tax advice, or representations to any particular Fairborne Securityholder. Accordingly, a Fairborne Securityholder should consult with its own tax advisor for advice with respect to the tax consequences to it in its particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is generally applicable to a Fairborne Securityholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada.

Trust Unitholders

Pursuant to the Arrangement the Trust will distribute Fairborne Newco Share Rights to Unitholders on redemption of Trust Units on the basis of one Fairborne Newco Share Right for each Unit held and holders will realize a capital gain (or loss) equal to the amount by which the fair market value of the Fairborne Newco Share Rights received exceeds (or is less than) the aggregate of such holder's adjusted cost base of the Units which are redeemed less any reasonable costs of disposition. Fairborne Energy, as administrator of the Trust, has advised counsel that Unitholders will be allocated all income of the Trust which accrues prior to the Arrangement but that the Trust will not realize any income or gains as a result of the Arrangement and no additional allocation of income or gains will be made to Unitholders as a result of the Arrangement.

The cost of the Fairborne Newco Share Rights received on redemption of Units will be equal to the fair market value thereof at the date of the Arrangement. No gain or loss will be realized on the issuance of a Fairborne Newco Share pursuant to a Fairborne Newco Share Right or on the amalgamation of Fairborne Newco, Fairborne Energy and Fairborne ExchangeCo and the cost of a holder's Fairborne Amalco Shares will be equal to fair market value of the holders Fairborne Newco Share Rights. The cost of a Fairborne Amalco Share must be averaged with the cost of any other Fairborne Amalco Shares held to determine the adjusted cost base of each such share.

Exchangeable Shareholders

A holder of Exchangeable Shares will transfer such shares to Fairborne Newco solely in exchange for Fairborne Newco Shares and unless such holder chooses to recognize a gain or a loss on such exchange such holder will be deemed to have disposed of the holder's Exchangeable Shares for proceeds of disposition equal to the adjusted cost base thereof and will be deemed to have acquired the Fairborne Newco Shares at a cost equal to such adjusted cost base. No gain or loss will be realized on the amalgamation of Fairborne Newco, Fairborne Energy and Fairborne ExchangeCo and the cost of the holder's Fairborne Amalco Shares will be equal to cost of the holder's Fairborne Newco Shares. The cost of a Fairborne Amalco share must be averaged with the cost of any other Fairborne Amalco Shares held to determine the adjusted cost base of each such share.

A Fairborne Shareholder who chooses to recognize a capital gain or a loss on the exchange of Exchangeable Shares for Fairborne Newco Shares may do so by including the capital gain or loss in the holder's tax return for the taxation year in which the exchange occurs. In those circumstances each holder's capital gain (or loss) will be the amount by which the fair market value of the Fairborne Newco Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Exchangeable Shares and any reasonable costs associated with the disposition. The cost of Fairborne Newco Shares received on the exchange holder will in such case be equal to the fair market value thereof. The cost of Fairborne Newco Shares must generally be averaged with the adjusted cost base of all other Fairborne Newco Shares held by the holder as capital property for purposes determining the adjusted cost base of each Fairborne Newco Share held by such holder.

Dissenting Securityholders

Pursuant to the Arrangement a Dissenting Securityholder will be deemed to have transferred the holder's Units or Exchangeable Shares to the Trust or Fairborne Newco, respectively, for proceeds of disposition equal to the amount payable except to the extent such amounts represent interest. Such holder will realize a capital gain (or loss) equal to the amount by which such proceeds of disposition net of any reasonable costs of disposition exceed (or are less than) the holder's cost of the Units or Exchangeable Shares, as the case may be. Interest awarded to a Dissenting Securityholder will generally be included in computing the income of such holder in the year in which it is received.

Taxation of Capital Gains and Losses

One half of any capital gain recognized by a Fairborne Securityholder on a disposition or deemed disposition of Fairborne Securities will be included in the holder's income as a capital gain. Subject to certain specific rules in the Tax Act, one half of any loss recognized by such holder on a disposition or deemed disposition of Fairborne Securities may be deducted from any taxable capital gains recognized by the holder in the year of disposition and any undeducted balance may be deducted in any of the three preceding taxation years or carried forward to any subsequent year and applied against net taxable capital gains realized in such years to the extent and under circumstances described in the Tax Act.

A Fairborne Securityholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Eighty percent of any capital gain (as opposed to one half) will be included in computing the adjusted taxable income of certain Fairborne Securityholders for purposes of determining liability, if any, for alternative minimum tax.

Eligibility for Investment

Provided the Fairborne Amalco Shares are listed on the TSX or other prescribed exchange, such shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, the "**Plans**").

Non-Residents of Canada

This portion of the summary applies to a Unitholder who, for purposes of the Tax Act and any relevant tax treaty, and at all relevant times, is a Non-Resident.

A disposition of a Unit in exchange for a Fairborne Newco Share Right will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that the Units are not "taxable Canadian property" of the holder for purposes of the Tax Act. Units will not be considered taxable Canadian property to such a holder unless: (i) the holder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are "designated insurance property" of the holder for purposes of the Tax Act; (iii) at any time during the 60 month period immediately preceding the disposition of the Units the holder or person with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units; or (iv) the Trust is not a mutual fund trust for purposes of the Tax Act on the date of disposition. No gain or loss will be realized on the issuance of a Fairborne Newco Share pursuant to a Fairborne Newco Share Right or on the amalgamation of Fairborne Newco, Fairborne Energy and Fairborne ExchangeCo.

A disposition of a Unit pursuant to a right of dissent will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that the Units are not "taxable Canadian property" of the holder for purposes of the Tax Act. However, a Non-Resident may be subject to withholding tax pursuant to Part XIII.2 of the Tax Act on the amount of the dissent payment and will be subject to withholding tax at a rate of 25% on the payment of any interest award subject to reduction pursuant to the terms of an applicable bilateral tax treaty.

If a Non-Resident sustains a capital loss on the disposition of a Unit, the Non-Resident may in certain circumstances be entitled to receive a refund of all or a portion of the tax previously paid pursuant to Part XIII.2 of the Tax Act by the Non-Resident, if any, by filing a Canadian tax return.

Fairborne Securityholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Dorsey & Whitney LLP, United States counsel for the Trust, the following discussion is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) arising from the Arrangement. Because the existence of Fairborne Newco Share Rights and Fairborne Newco Shares is a transitory step undertaken prior to the amalgamation to form Fairborne Amalco pursuant to the Arrangement, the discussion below refers to Fairborne Amalco and the consequences of receiving Fairborne Amalco Shares rather than Fairborne Newco Share Rights or Fairborne Newco Shares.

The opinion of Dorsey & Whitney LLP relies on certain representations made by the Trust, is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary. These representations are made as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant. The assumptions on which the opinion is based include that there are no changes in existing facts and law, that the Arrangement is completed in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made "to the knowledge of" the authorized representatives of Trust, or with similar qualification, is true and correct without regard to such qualification. If any of these representations or assumptions is not correct, the opinion cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement could differ significantly and adversely from those described in this summary. Moreover, the opinion of U.S. tax counsel is not binding on the Internal Revenue Service (the "**IRS**") or the U.S. courts, and no assurance can be provided that the conclusions reached in this legal opinion will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. The Trust has not requested, and does not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Arrangement.

The following is a summary of the anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) of the Arrangement. The summary below does not address the U.S. federal income tax consequences of the Arrangement to Exchangeable Shareholders. Exchangeable Shareholders should consult a tax advisor regarding the specific tax consequences of the Arrangement to them. In addition, this discussion does not address tax consequences arising from the ownership or disposition of Fairborne Amalco Shares received pursuant to the Arrangement. Accordingly, U.S. Holders should consult an advisor regarding the tax consequences of their investment in Fairborne Amalco and of any subsequent disposition of their Fairborne Amalco Shares, including but not limited to the tax consequences of any distributions on Fairborne Amalco Shares and the consequences if Fairborne Amalco is a controlled foreign corporation for U.S. federal income tax purposes.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to a Trust Unitholder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder's particular circumstances from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

For purposes of this summary, a "**U.S. Holder**" is an owner of Trust Units receiving Fairborne Amalco Shares pursuant to the Arrangement that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "**Non-U.S. Holder**" is an owner of Trust Units receiving Fairborne Amalco Shares pursuant to the Arrangement that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders of the receipt of Fairborne Amalco Shares pursuant to the Arrangement. Accordingly, a Non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Trust Units as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Trust Units in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Trust Units other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; and (i) U.S. Holders that own, directly or by attribution, 5% or more, by voting power or value, of the outstanding Units of the Trust. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Trust Units, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisors, legal counsel or accountants regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement. Each U.S. Holder should consult its own financial advisors, legal counsel, or accountants regarding the U.S. state and local and foreign tax consequences to them of the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

Plan of Arrangement

Pursuant to the Plan of Arrangement, in a series of transactions, all of the assets of the Trust (except for $10.00 and certain Canadian tax attributes of the Trust) will be transferred to a newly formed entity, Fairborne Amalco, and the Trust Unitholders will receive Fairborne Amalco Shares in exchange for their Units in the Trust, as described under "*The Arrangement.*" As noted above, because of the transitory existence of Fairborne Newco, all references are to Fairborne Amalco. In connection with the Arrangement, all Units of the Trust (except for those held by Dissenting Unitholders which will be surrendered for cash) will be redeemed by the Trust and each Unitholder (including U.S. Holders) will receive one Fairborne Amalco Share for each Trust Unit redeemed. As discussed above, the U.S. federal income tax consequences described herein are based on this representation and on other representations and assumptions. If any of these representations or assumptions are not true and accurate the U.S. federal income tax consequences of the Arrangement could differ significantly and adversely from those described in this summary.

Qualification as a Tax-Deferred Reorganization under Sec. 368(a) of the Code

There is no legal authority directly addressing the U.S. federal income tax treatment of a transaction such as the exchange of Trust Units for Fairborne Amalco Shares pursuant to the Arrangement. Although not free from uncertainty, the transactions pursuant to the Arrangement will more likely than not qualify as a generally tax-deferred "reorganization" within the meaning of Section 368(a)(1) (a "**Reorganization**"). However, qualification as a reorganization is not clear and may depend to some extent upon events subsequent to the date of this Information Circular, including events subsequent to the Effective Date, which events cannot be predicted with accuracy. This conclusion is based on two important assumptions: first, that the various transactions that related to the exchange of Trust Units for Fairborne Amalco Shares will be treated as a single, integrated transaction for U.S. federal income tax purposes; and second, that certain transitory steps and entities will be disregarded for U.S. federal income tax purposes. The tax consequences of both alternatives are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of an exchange of Trust Units for Fairborne Amalco Shares pursuant to the Arrangement.

Treatment as a Reorganization

If the Arrangement qualifies as a Reorganization, then (unless the Trust is a "passive foreign investment company") the following U.S. federal income tax consequences will result for U.S. Holders:

(a) no gain or loss will be recognized by a U.S. Holder on the exchange of Trust Units for Fairborne Amalco Shares pursuant to the Arrangement;

(b) the tax basis of a U.S. Holder in the Fairborne Amalco Shares acquired in exchange for Trust Units pursuant to the Arrangement will be equal to such U.S. Holder's tax basis in the Trust Units exchanged;

(c) the holding period of a U.S. Holder for the Fairborne Amalco Shares acquired in exchange for Trust Units pursuant to the Arrangement will include such U.S. Holder's holding period for the Trust Units; and

(d) U.S. Holders who exchange Trust Units for Fairborne Amalco Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

If the Trust were a "passive foreign investment company" (a "**PFIC**"), then gain, but not loss, would be recognized in the Reorganization, unless Fairborne Amalco also were a PFIC. See generally "*U.S Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company*", below.

The IRS could challenge a U.S. Holder's treatment of the exchange as part of a Reorganization. If this treatment were successfully challenged, then the exchange would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment as a Taxable Transaction

If the transactions pursuant to the Arrangement do not constitute a Reorganization for U.S. federal income tax purposes, then:

(a) a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Fairborne Amalco Shares received in exchange for Trust Units pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Trust Units exchanged;

(b) the tax basis of a U.S. Holder in the Fairborne Amalco Shares received in exchange for Trust Units pursuant to the Arrangement would be equal to the fair market value of such Fairborne Amalco Shares on the date of receipt; and

(c) the holding period of a U.S. Holder for the Fairborne Amalco Shares received in exchange for Trust Units pursuant to the Arrangement will begin on the day after the date of receipt.

If the Trust is not classified as a PFIC for any taxable year in which a U.S. Holder held Trust Units, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Trust Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

The IRS could challenge a U.S. Holder's treatment of the exchange as taxable. If this treatment were successfully challenged, then the exchange would be treated as part of a Reorganization, with the consequences discussed above (including the non-recognition of any realized loss).

Foreign Tax Deduction or Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to the receipt of Fairborne Amalco Shares in exchange for its Trust Units generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a U.S. Holder on the exchange of Trust Units for Fairborne Amalco Shares as well as any foreign currency gains realized by a U.S. Holder exercising Dissent Rights, discussed below, generally will be treated as "U.S. source" for purposes of applying the foreign tax credit rules. Where a U.S. Holder pays Canadian income tax with respect to gain on the exchange of its Trust Units for Fairborne Amalco Shares, an election is available under the Code whereby such U.S. Holder can treat the gain as arising from foreign sources, which, subject to certain limitations, should enable a U.S. Holder to take a foreign tax credit for the Canadian taxes paid. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder's Trust Units generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Trust Units (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Trust Units surrendered. Assuming that the Trust is not and has not during such U.S. Holder's holding period been a PFIC, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Trust Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company

The foregoing discussion assumes that the Trust was not a PFIC for any taxable year during which a U.S. Holder held Trust Units. A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. For years ending on or before December 31, 2004, net gains from commodities transactions may generally be excluded from passive income if "substantially all" of a producer's, processor's, merchant's, or handler's business is as an active producer, processor, merchant, or handler of such commodities. For years beginning after December 31, 2004, net gains from commodities transactions may generally be excluded from passive income if such gains are active business gains from the sales of commodities, and if substantially all of the non-U.S. corporation's commodities are stock in trade, inventory, property held for sale to customers in the ordinary course of business, depreciable assets, or supplies of a type that are regularly consumed by the corporation in the ordinary course of its business. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Consequences If Trust Classified as a PFIC

A U.S. Holder of Trust Units would be subject to special, adverse tax rules in respect of the Arrangement if the Trust was classified as a PFIC for any taxable year during which such U.S. Holder holds or held Trust Units. While there can be no assurance regarding the classification of the Trust as a PFIC, the Trust believes that it has never been and based on current business plans and financial projections, does not expect that it will become a PFIC. Determining PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, the Trust may not provide any absolute assurance that it has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Trust Units.

If the Trust is classified as a PFIC for any taxable year during which a U.S. Holder holds Trust Units, special rules may increase such U.S. Holder's U.S. federal income tax liability. Under the PFIC rules:

- the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a reorganization under section 368 of the Code;
- any gain on the sale, exchange or other disposition of Trust Units and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder's holding period;
- the amount allocated to the current taxable year and any year prior to the first year in which the Trust was classified as a PFIC will be taxed as ordinary income in the current year;
- the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

- an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code or certain other elections generally may not be subject to the PFIC rules described above. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or other election.

Receipt of Foreign Currency

The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with the Arrangement generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the exercise of Dissent Rights generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of sale or other disposition. An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year (which election may not be changed without the consent of the IRS). If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual-basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income or loss.

Each U.S. Holder exercising Dissent Rights should consult its own tax advisors regarding the U.S. federal income tax consequences of receiving Canadian dollars pursuant to the Arrangement.

INFORMATION CONCERNING FAIRBORNE ENERGY TRUST

The Trust

Fairborne Energy Trust is an open-end investment trust created on April 20, 2005 under the laws of the province of Alberta pursuant to the Trust Indenture. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. The Trust's principal and head office is located at 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1.

Fairborne Energy Ltd.

Fairborne Energy is a corporation amalgamated and subsisting pursuant to the laws of the province of Alberta. Fairborne Energy is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in western Canada. Fairborne Energy is the administrator and carries on the business of the Trust.

The Trust is the sole holder of common shares of Fairborne Energy. The Exchangeable Shares and Debentures are owned by the public.

The head office of Fairborne Energy is located at 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Inter-Corporate Relationships

The following are the names, the percentage of voting securities that the Trust owns (directly or indirectly), the nature of the entity and the jurisdiction of incorporation, continuance or formation of the Trust's material Subsidiaries as at the date hereof:

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Fairborne Energy Ltd.	100%	Corporation	Alberta
Fairborne ExchangeCo Ltd.	100%	Corporation	Alberta
Case Sub ULC	100%	Corporation	Alberta
North American Explorer Inc.	100%	Corporation	Wyoming
Fairborne Pivotal Production Partnership	100%	General Partnership	Alberta
Fairborne Newco Inc.	100%	Corporation	Alberta
1351064 Alberta Ltd.	100%	Corporation	Alberta

Organizational Structure

The following diagram describes the current inter-corporate relationships among the Trust and its material Subsidiaries:


Trust Unitholders (1)
Trust Units
Debentureholders
Debentures
Exchangeable Shareholders (2)
Fairborne Energy Trust
100% Common Shares
Exchange Rights
100% Common Shares
100% Common Shares + Notes
Fairborne Newco Inc.
Fairborne ExchangeCo Ltd.
100% Common Shares
Fairborne Energy Ltd.
Case Sub ULC
99.2%
0.8%
100% Common Shares
100% Common Shares
North American Explorer Inc.
Fairborne Pivotal Production Partnership
1351064 Alberta Ltd.
U.S. Assets
Operating Assets (Canada)

Notes:

(1) Unitholders own 100% of the outstanding Trust Units.

(2) Fairborne Energy had a total of 3,158,254 Exchangeable Shares issued and outstanding as at November 15, 2007, which were exchangeable for 4,228,776 Trust Units.

(3) Cash distributions are made on a monthly basis to Unitholders based upon the Trust's cash flow. The Trust's primary sources of cash flow are payments from Fairborne Energy pursuant to interest on the principal amount of the Fairborne Notes and dividends paid on the common shares of Fairborne Energy. In addition to such amounts, prepayments in respect of principal on the Fairborne Notes and other intercorporate notes may be made from time to time by Fairborne Energy before maturity of such Fairborne Notes.

Summary Description of the Business of the Trust

The principal undertaking of the Trust is to issue Trust Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. The Fairborne Subsidiaries carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. Cash flow from the properties is flowed from the Fairborne Subsidiaries to the Trust by way of interest payments and principal repayments on the Fairborne Notes as well as dividends paid on the common shares of Fairborne Energy.

Unitholders receive monthly distributions of the cash flow generated by Fairborne and its Subsidiaries. The Trust employs a strategy to: (i) provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders; (ii) provide that Fairborne's assets are maintained efficiently at a sustainable level; and (iii) enable the Trust to continue to expand its business through development and acquisition opportunities that will provide long term stable cash flows and be accretive to Unitholders.

For further information regarding Fairborne, its Subsidiaries and their respective business activities, see "*Description of the Business of the Trust*" and "*General Development of our Business*" in the Trust AIF, which is incorporated herein by reference.

Recent Developments

The New Alberta Royalty Framework

On October 25, 2007 the Alberta government released a report entitled "The New Royalty Framework" (the "**NRF**") containing the government's proposals for Alberta's new royalty regime which is currently scheduled to be made effective on January 1, 2009. Fairborne continues to evaluate the NRF and its impact on both the Trust's current reserve base and its future opportunities. Based on publicly available information in respect of the NRF and internal analysis, utilizing the December 31, 2006 combined reserves of Fairborne and Fairquest and the external engineers' price forecast as at that date and re-running such reserves as evaluated as of December 31, 2006, the Trust estimates the royalty changes to have the following impact: less than a 3% reduction to the net present value of future net revenues from proved plus probable reserves (at an 8% discount rate); a negligible change to proved plus probable reserves for both gross and net reserves; and an 8% reduction to 2009 cash flow (based on the proved plus probable reserves cash flow as estimated in the Trust Reserve Report and the Fairquest Reserve Report).

The Fairquest Acquisition

On June 4, 2007 the Trust, through Fairborne Energy, completed the acquisition of all of the outstanding common shares of Fairquest pursuant to a plan of arrangement under the ABCA. Prior to completion of the Fairquest Acquisition, Fairquest was a reporting issuer in certain provinces of Canada and its common shares were listed for trading on the TSX under the symbol "FQE". Pursuant to the Fairquest Acquisition, shareholders of Fairquest received, for each outstanding common share of Fairquest held by them, 0.39 of a Trust Unit. Fairborne also assumed approximately $48 million of net debt upon closing of the Fairquest Acquisition. Following completion of the Fairquest Acquisition, the common shares of Fairquest were delisted from trading on the TSX and Fairquest ceased to be a reporting issuer.

See the Fairquest Acquisition Material Change Report and the business acquisition report of the Trust dated July 10, 2007 in respect of the Fairquest Acquisition, both of which are incorporated by reference herein.

Potential Acquisitions and Financings

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, other than the Arrangement, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust. The Trust may in the future complete financings of Trust Units or debt (which may be convertible into Trust Units) for purposes that may include financing of acquisitions, the Trust's operations and capital expenditures and repayment of indebtedness.

Significant Acquisitions

There are no acquisitions that the Trust has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations. In addition, other than the Arrangement, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information in respect of the Trust and its Subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Fairborne at 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1, phone (403) 290-3217. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. For the purpose of the province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Trust at the above-mentioned address and telephone number. Financial information respecting the Trust is provided in the Trust's financial statements and management's discussion and analysis, which are incorporated herein by reference.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the jurisdictions where the Trust is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. the Trust AIF;

2. the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2006 and 2005, respectively, together with the notes thereto and the auditors' report thereon;

3. management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2006;

4. the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, respectively, together with the notes thereto and the auditors' report thereon;

5. the unaudited comparative consolidated financial statements of the Trust for the three and nine months ended September 30, 2007 together with the notes thereto;

6. management's discussion and analysis of the financial condition and results of operations of the Trust for the three and nine months ended September 30, 2007;

7. the information circular and proxy statement of the Trust dated April 25, 2007 relating to the annual and special meeting of the Unitholders held on May 25, 2007;

8. the material change report of the Trust dated March 21, 2007 in respect of the proposed Fairquest Acquisition;

9. the Fairquest Acquisition Material Change Report;

10. the business acquisition report of the Trust dated July 10, 2007, in respect of the Fairquest Acquisition; and

11. the material change report of the Trust dated October 25, 2007 in respect of the Arrangement and the Private Placement.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by Fairborne with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

External Debt

Senior Credit Facilities

At September 30, 2007, the Trust had a $205 million extendable revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $220 million. As at September 30, 2007, a total of $159.8 million was outstanding under the credit facilities. The extendable revolving term facility is available on a revolving basis until May 31, 2008, at which time it may be extended at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility, being May 31, 2009. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne and all related partnerships and subsidiaries in respect of our obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Pursuant to the credit facilities and a subordination agreement related thereto, any present and future indebtedness of Fairborne Energy, or any of its Subsidiaries, to the Trust, including under the Fairborne Notes, is made subordinate to the repayment of amounts owing under our credit facilities. Further, under the credit facilities and the subordination agreement, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceed the borrowing base set by the Trust's lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

The terms of the Trust's credit facilities and the subordination agreement ensure the Trust's lenders have priority over Unitholders with respect to the assets and income of the Trust and its Subsidiaries. Amounts due and owing to the Trust's lenders under the Trust's credit facilities must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions to Unitholders. See "*Risk Factors – Debt Service*" in the Trust AIF.

Convertible Unsecured Subordinated Debentures

On October 31, 2006 the Trust completed a public offering of Debentures by way of short form prospectus for aggregate gross proceeds of $100 million. The Debentures have a face amount of $1,000 per Debenture and have a maturity date of December 31, 2011 (the "**Maturity Date**"). The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after December 31, 2009 and on or before December 31, 2010, and at a price of $1,025 per Debenture after December 31, 2010 and before the Maturity Date, in each case, plus accrued and unpaid interest thereon. Each Debenture is convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Trust Unit, subject to adjustment upon the occurrence of certain events as described in the Debenture Indenture.

The following table summarizes certain terms of the Debentures including the principal amount outstanding as of September 30, 2007:

Maturity Date	Interest Rate at Date of Issue	Principal Amount Outstanding	Conversion Price per Trust Unit	Number of Trust Units Reserved
December 31, 2011	6.50%	$100 Million	$13.50	7,407,407

For a complete description of the terms of the Debentures, a copy of the Debenture Indenture has been filed on SEDAR at www.sedar.com under the Trust's profile.

Distribution History

Cash distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by Fairborne, as administrator of the Trust, and are paid generally on the 15th day of the following month.

The following cash distributions have been paid by the Trust to its Unitholders for the periods indicated:

	Cash Distribution Per Unit		
For the Month Ending	**2007**	**2006**	**2005**
January	$0.13	$0.13	-
February	$0.13	$0.13	-
March	$0.09	$0.13	-
April	$0.09	$0.13	-
May	$0.09	$0.13	-
June	$0.09	$0.13	$0.11
July	$0.09	$0.13	$0.11
August	$0.09	$0.13	$0.11
September	$0.09	$0.13	$0.11
October	$0.09	$0.13	$0.11
November	$0.09 (1)	$0.13	$0.13
December		$0.13	$0.13

Note:

(1) The Trust has declared a distribution to Unitholders of record as at November 30, 2007 in the amount of $0.09 per Trust Unit payable on December 17, 2007.

The historical distributions described above may not be reflective of future distributions and future distributions are not assured. Future distributions will be subject to the discretion of the Board and may vary depending on, among other things, the current and anticipated commodity price environment. See "*Risk Factors*" in the Trust AIF.

Price Range and Trading Volume of Trust Units

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "FEL.UN". The following table sets forth the price range for and trading volume of the Trust Units as reported by the TSX for the periods indicated.

Period	Price Range High ($)	Low ($)	Volume (#)
2005			
June (6-30)[1]	11.45	10.40	12,571,880
Third Quarter	18.74	10.77	29,255,411
Fourth Quarter	18.98	13.40	16,078,835
2006			
First Quarter	17.19	13.55	11,642,816
Second Quarter	17.00	12.25	8,716,723
Third Quarter	15.75	11.50	10,127,459
Fourth Quarter	13.74	8.76	27,960,402
2007			
First Quarter	10.51	8.46	17,241,056
Second Quarter	9.90	7.97	16,659,631
July	8.44	7.25	4,763,267
August	7.50	6.75	4,900,416
September	7.37	6.06	5,372,548
October	7.14	6.00	17,532,964
November (1 - 15)	7.03	6.16	3,985,576

Note:
(1) The Trust Units commenced trading on the TSX on June 6, 2005.

On October 19, 2007, the last trading day on which the Trust Units traded prior to announcement of the Arrangement and the Private Placement, the closing price of the Trust Units was $6.90. On November 15, 2007, the closing price of the Trust Units was $6.38.

Prior Sales

No securities of the Trust were sold during the twelve months preceding the date of this Information Circular.

Risk Factors

An investment in the Trust Units is subject to certain risks. Readers should carefully consider the risk factors described under the heading "Risk Factors" in the Trust AIF incorporated by reference in this Information Circular as well as the risk factors set forth below and elsewhere in this Information Circular.

Possible Failure to Realize Anticipated Benefits of Prior Acquisitions and the Transaction

The Trust is proposing to complete the Transaction to strengthen its position in the oil and natural gas industry and to create the opportunity to realize upon certain benefits including, among other things, accelerated growth through increased production, reserves and net asset value and the ability to make strategic acquisitions. Achieving the anticipated benefits of the proposed Transaction depends in part on a successful transition of functions and operations, procedures, as well as Fairborne Amalco's ability to realize on the anticipated growth opportunities resulting from the proposed Transaction. The transition into an intermediate exploration and production company requires the dedication of substantial management effort, time and resources which may divert management's focus in resources from other strategic opportunities and from operational matters during this process. The transition process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Fairborne Amalco's ability to achieve the anticipated benefits of the Transaction and future acquisitions.

Legal Proceedings and Regulatory Actions

To the knowledge of Fairborne Energy, there are no legal proceedings material to the Trust or its Subsidiaries to which any of these Persons is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to Fairborne Energy to be contemplated.

To the knowledge of Fairborne Energy, there were no (i) penalties or sanctions imposed against the Trust or its Subsidiaries by a court relating to securities legislation or by a securities regulatory authority during the Trust's last financial year, (ii) penalties or sanctions imposed by a court or regulatory body against the Trust or its Subsidiaries that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Trust or its Subsidiaries entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

Auditors, Transfer Agent and Registrar

The auditors of the Trust are KPMG LLP, Chartered Accountants, 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

Additional Information

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information concerning the Trust is provided in its financial statements for the year ended December 31, 2006 and the three and nine months ended September 30, 2007, respectively, and the accompanying management's discussion and analysis, all of which are incorporated herein by reference and can be accessed on SEDAR.

INFORMATION CONCERNING FAIRBORNE NEWCO AND FAIRBORNE AMALCO

Fairborne Newco is a corporation incorporated pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement. The head and principal office of Fairborne Newco is located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Fairborne Amalco will be formed under the ABCA pursuant to the Arrangement upon the amalgamation of Fairborne Energy, Fairborne Newco and Fairborne ExchangeCo. The head and principal office of Fairborne Amalco will be located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 and its registered office will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Fairborne Amalco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to "*Appendix E - Information Concerning Fairborne Newco and Fairborne Amalco*" for a more detailed description of Fairborne Newco and Fairborne Amalco and certain pro forma information in respect of Fairborne Amalco.

RISK FACTORS

Certain risk factors relating to the activities of the Trust are contained in the Trust AIF which is incorporated herein by reference. Fairborne Securityholders should carefully consider the risk factors and consider all other information contained herein and in the Trust's other public filings before making an investment decision. In addition, for risk factors specific to Fairborne Amalco, see "*Appendix E - Information Concerning Fairborne Newco and Fairborne Amalco – Risk Factors*".

INDUSTRY CONDITIONS

Certain industry conditions and trends relating to the oil and gas industry are contained in the Trust AIF, which is incorporated herein by reference. In addition, see "*Appendix E – Information Concerning Fairborne Newco and Fairborne Amalco – Industry Conditions*".

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Fairborne to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Fairborne who will be specifically remunerated therefor. All costs of the solicitation for the Meeting will be borne by Fairborne. Fairborne has engaged Kingsdale to encourage the return of completed proxies and voting directions by Securityholders, to solicit proxies and voting directions in favour of the Arrangement Resolution and the other matters to be considered at the Meeting, and to assist Securityholders in completing and returning the Letters of Transmittal. The fees for the information agent and proxy solicitation services provided by Kingsdale are based on a flat program management fee and a communication fee (per contact). Fairborne does not expect that the costs in respect of such services will exceed $100,000. Fees payable to Kingsdale will be paid by Fairborne Energy.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Units and a form of voting direction for holders of Exchangeable Shares.

The Persons named in the enclosed form of proxy are directors and officers of Fairborne Energy. **A Unitholder desiring to appoint a Person (who need not be a Unitholder) to represent such Unitholder at a Meeting, other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.** The form of proxy must be received by Computershare Trust Company of Canada by 10:00 a.m. (Calgary time) on the second last Business Day immediately preceding the date of the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

Each holder of Exchangeable Shares is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of Units issuable upon the redemption, retraction or exchange of all Exchangeable Shares held by such holder on the Record Date. The form of voting direction which accompanies this Information Circular is the means by which holders of Exchangeable Shares may authorize the voting of his or her voting rights associated with the Exchangeable Shares at the Meeting. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes. A holder of Exchangeable Shares may also instruct Computershare Trust Company of Canada to give him or her a proxy entitling him or her or a designee of the holder to vote personally at the Meeting the relevant number of votes or to grant to management of the Trust a proxy to vote those votes. The procedures for holders of Exchangeable Shares to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the "*Voting Direction for Holders of Exchangeable Shares*" that has been provided to holders of Exchangeable Shares with this Information Circular. **To be effective, the voting direction must be received by Computershare Trust Company of Canada, Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Calgary time) on the second last Business Day immediately preceding the date of the Meeting on any adjournment thereof.**

A Securityholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the second last Business Day immediately preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is November 16, 2007. Only Securityholders whose names have been entered in the applicable register of Units or Exchangeable Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Units and Exchangeable Shares who acquire Units or Exchangeable Shares after the Record Date will not be entitled to vote such Units or Exchangeable Shares at the Meeting.

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Securityholder or his or her attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy or voting direction should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy or voting direction signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Fairborne).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. **In the absence of such direction, the Units will be voted FOR the approval of the Arrangement Resolution.**

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Fairborne knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting by Holders of Exchangeable Shares

The Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the number of Trust Units issuable upon the redemption, retraction or exchange of all Exchangeable Shares outstanding as at the Record Date. Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions for a number of votes equal to the number of Trust Units issuable upon the redemption, retraction or exchange of the Exchangeable Shares held by such holder on the Record Date. A voting direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Trustee will exercise each vote only as directed by the relevant holder on the voting direction. In the absence of instructions from a holder as to voting, the Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

Voting Securities and Principal Holders Thereof

As at November 16, 2007 there were 65,617,520 Units issued and outstanding. As at November 16, 2007 one Special Voting Unit had been issued to the Trustee. The Special Voting Unit is entitled to one vote for each Trust Unit issuable upon the redemption, retraction or exchange of all Exchangeable Shares outstanding at the Record Date. As at November 16, 2007 there were 3,158,254 Exchangeable Shares issued and outstanding exchangeable into 4,228,776 Trust Units. To the knowledge of the directors and officers of Fairborne Energy, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the Fairborne Securities on a fully diluted basis.

Procedure and Votes Required

The Interim Order provides that each registered Securityholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a) the Fairborne Securityholders will vote together as a single class of securities at the Meeting. Each Unit will be entitled to one vote at the Meeting. The Special Voting Unit held by Computershare Trust Company of Canada for the benefit of holders of Exchangeable Shares will be entitled to a number of votes at the Meeting equal to the aggregate number of Trust Units issuable upon the redemption, retraction or exchange of all Exchangeable Shares outstanding as at the Record Date;

(b) the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Securityholders, either in person or by proxy, voting together as a single class, at the Meeting;

(c) the quorum at the Meeting shall be two or more holders of not less than five percent (5%) of the aggregate number of Units then outstanding being present in person or by proxy at the Meeting. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present in person or represented by proxy at the Meeting shall be regarded as representing outstanding Units equivalent in number to the votes attached to such Special Voting Units. If within 30 minutes from the time fixed for the Meeting a quorum is not present, the Meeting shall be adjourned to such day that is not less than 14 days later, and to such time and place as may be appointed by the Chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Unitholders and the holders of any Special Voting Units present in person or by proxy, shall be a quorum for all purposes.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust's annual audited comparative consolidated financial statements for the year ended December 31, 2006 and unaudited comparative consolidated financial statements for the three and nine months ended September 30, 2007, respectively, and the related management's discussion and analysis. Copies of the Trust's financial statements and related management's discussion and analysis are available upon request from Fairborne Energy at Suite 3400, 450 - 1st Street S.W., Calgary, AB T2P 5H1, Attention: Vice President, Finance and Chief Financial Officer.

AUDITORS' CONSENT

The Board of Directors of Fairborne Energy Ltd., as Administrator of Fairborne Energy Trust

We have read the information circular and proxy statement dated November 16, 2007 relating to the plan of arrangement involving Fairborne Energy Trust ("Fairborne"), Fairborne Energy Ltd. ("Fairborne Energy"), Fairborne Exchangeco Ltd., Fairborne Newco Inc., 1351064 Alberta Ltd., holders of trust units of Fairborne and holders of exchangeable shares of Fairborne Energy. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular and proxy statement of our report to the unitholders of Fairborne on the consolidated balance sheets of Fairborne as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. Our report is dated March 7, 2007, except as to note 13 which is as of March 15, 2007.

We consent to the incorporation by reference in the above-mentioned information circular and proxy statement of our report to the unitholders of Fairborne on the consolidated balance sheets of Fairborne as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 7, 2006.

We consent to the use in the business acquisition report of Fairborne dated July 10, 2007, in respect of its acquisition of Fairquest Energy Limited, incorporated by reference in the above-mentioned information circular and proxy statement of our report to the shareholders of Fairquest Energy Limited on the balance sheets of Fairquest Energy Limited as at December 31, 2006 and 2005 and the statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2006 and the period from commencement of operations on June 1 to December 31, 2005. Our report is dated March 6, 2007, except as to note 10 which is as of March 15, 2007.

We consent to the use in the above-mentioned information circular and proxy statement of our report to the Directors of Fairborne Newco Inc. on the balance sheet of Fairborne Newco Inc. as at November 13, 2007. Our report is dated November 13, 2007.

(signed) "*KPMG LLP*"

Chartered Accountants
Calgary, Canada
November 16, 2007

APPENDIX A

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement (the "**Plan of Arrangement**") attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of Fairborne Energy Trust (the "**Trust**") dated November 16, 2007 (the "**Information Circular**") and all transactions contemplated thereby, be and are hereby authorized and approved;

2. the arrangement agreement ("**Arrangement Agreement**") dated November 13, 2007 among the Trust, Fairborne Energy Ltd. ("**Fairborne Energy**") and Fairborne Newco Inc., a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 6 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. the amendments of the Trust Indenture of the Trust as necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement be and are hereby authorized and approved;

4. the Trust Asset Conveyance (as defined in the Plan of Arrangement) is hereby authorized and approved;

5. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Fairborne Energy may, without further notice to or approval of the holders of trust units of the Trust or the holders of exchangeable shares of Fairborne Energy, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

6. any director or officer of Fairborne Energy is hereby authorized, for and on behalf of Fairborne Energy and the Trust, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX B

INTERIM ORDER

Action No. 0701-11588

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD., FAIRBORNE EXCHANGECO LTD., FAIRBORNE NEWCO INC., 1351064 ALBERTA LTD. AND FAIRBORNE SECURITYHOLDERS

BEFORE THE HONOURABLE	)	**AT THE CALGARY COURTS CENTRE, AT**
JUSTICE K.M. HORNER	)	**CALGARY, ALBERTA, ON THE 14TH DAY OF**
IN CHAMBERS	)	**NOVEMBER, 2007.**

INTERIM ORDER

UPON the Petition of Fairborne Energy Trust ("**Fairborne**"), Fairborne Energy Ltd. ("**Fairborne Energy**"), Fairborne ExchangeCo Ltd. ("**Fairborne ExchangeCo**"), Fairborne Newco Inc. ("**Fairborne Newco**") and 1351064 Alberta Ltd. ("**Fairborne Subco**");

AND UPON reading the Petition and the Affidavit of Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy sworn November 14, 2007 and the documents referred to therein (the "**Affidavit**");

AND UPON hearing counsel for Fairborne, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "***ABCA***") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of Fairborne (the "**Information Circular**"), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1. The proposed course of action is an "Arrangement" within the definition of the *ABCA* and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2. Fairborne shall seek approval of the Arrangement by the holders of trust units of Fairborne and the holders of exchangeable shares of Fairborne Energy (together, the "**Fairborne Securityholders**") in the matter set forth below.

Fairborne Securityholders' Meeting

3. Fairborne shall call and conduct a meeting (the "**Meeting**") of Fairborne Securityholders on or about December 18, 2007. At the Meeting, Fairborne Securityholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4. A quorum at the Meeting shall be two or more holders of not less than five percent (5%) of the aggregate number of Trust Units then outstanding being present in person or by proxy at the Meeting. For the purposes of determining such quorum, the holder of the Special Voting Unit who is present in person or represented by proxy at the Meeting shall be regarded as representing outstanding Trust Units equivalent in number to the

votes attached to such Special Voting Unit. If within 30 minutes from the time fixed for the Meeting a quorum is not present, the Meeting shall be adjourned to such Business Day that is not less than 14 days later and to such time and place as may be determined by the Chairman of the Meeting. No notice of the adjourned Meeting shall be required and, if at such adjourned meeting a quorum is not present, the Unitholders and the holder of the Special Voting Unit present in person or by proxy, shall be a quorum for all purposes.

5. The Fairborne Securityholders shall vote in respect of the Arrangement Resolution together as a single class of securities. Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Special Voting Unit held by the Trustee shall be entitled to a number of votes at the Meeting equal to the aggregate number of votes that such holder would be entitled to had all outstanding Exchangeable Shares been exchanged for Trust Units on the Record Date (as defined below) in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Board of Directors of Fairborne Energy has fixed a record date for the Meeting of November 16, 2007 (the "**Record Date**"). Only Fairborne Securityholders whose names have been entered on the applicable register of Trust Units or Exchangeable Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 5. Holders of Trust Units and Exchangeable Shares who acquire their Trust Units or Exchangeable Shares after the Record Date will not be entitled to vote such Fairborne Securities at the Meeting.

Conduct of Meeting

6. The Chairman of the Meeting shall be any officer or director of Fairborne Energy.

7. The only persons entitled to attend and speak at the Meeting shall be Fairborne Securityholders or their authorized representatives, Fairborne Energy's directors and officers, Fairborne's auditors and the Executive Director.

8. The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Fairborne Securityholders, either in person or by proxy, voting together as a single class, at the Meeting.

9. To be valid a proxy must be deposited with Fairborne in the manner described in the Information Circular.

10. The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

11. The registered holders of Fairborne Securities are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the *ABCA* with respect to the Arrangement Resolution.

12. In order for a Fairborne Securityholder to exercise such right of dissent under subsection 191(5) of the *ABCA*:

    (a) the Fairborne Securityholder's written objection to the Arrangement Resolution must be received by Fairborne c/o its counsel Burnet Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting;

    (b) a dissenting Fairborne Securityholder shall not have voted his or her Fairborne Securities at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c) a holder of Fairborne Securities may not exercise the right of dissent in respect of only a portion of the holder's Fairborne Securities, but may dissent only with respect to all of the Fairborne Securities held by the holder; and

(d) the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the *ABCA*, as modified by the Arrangement.

13. The fair value of the Fairborne Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Fairborne Securityholders.

14. Subject to further order of this Court, the rights available to the Fairborne Securityholders under the *ABCA* and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Fairborne Securityholders with respect to the Arrangement Resolution.

15. Notice to the Fairborne Securityholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the *ABCA* and the Arrangement, the fair value of their Fairborne Securities shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Fairborne Securityholders in accordance with paragraph 16 of this Order.

Notice

16. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for Fairborne may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Fairborne Securityholders at the addresses for such holders recorded in the records of Fairborne at the close of business on the Record Date, and to the directors of Fairborne Energy and auditors of Fairborne. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

17. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

18. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Fairborne Securityholders, the directors of Fairborne Energy and auditors of Fairborne and the Executive Director of:

(a) the Petition;

(b) this Order;

(c) the Notice of the Meeting; and

(d) the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as Fairborne may consider fit.

Final Application

19. Subject to further Order of this Court and provided that the Fairborne Securityholders have approved the Arrangement and the directors of Fairborne Energy have not revoked that approval, Fairborne may proceed with an application for approval of the Arrangement and the Final Order on December 18, 2007 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Fairborne Securityholders, Fairborne, Fairborne Energy, Fairborne ExchangeCo, Fairborne Newco and Fairborne Subco will be bound by the Arrangement in accordance with its terms.

20. Any Fairborne Securityholder or any other interested party (collectively, "**Interested Party**") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Fairborne, on or before noon on December 11, 2007, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Fairborne shall be effected by

service upon the solicitors for Fairborne, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald Q.C.

21. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 20 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

22. Fairborne is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) "*K. M. HORNER*"

J.C.Q.B.A.

ENTERED at Calgary, Alberta,
November 14, 2007.

(signed) "*V. A. Brandt*"
Clerk of the Court of Queen's Bench

ACTION NO. 0701-11588 2007

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD., FAIRBORNE EXCHANGECO LTD., FAIRBORNE NEWCO INC., 1351064 ALBERTA LTD. AND THE FAIRBORNE SECURITYHOLDERS

INTERIM ORDER

BURNET, DUCKWORTH & PALMER LLP
Barristers and Solicitors
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

D.J. McDonald, Q.C.
Telephone: (403) 260-5724
File No.: 62228-14

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 13th day of November, 2007

AMONG:

FAIRBORNE ENERGY TRUST, a trust formed under the laws of the Province of Alberta (the "**Trust**")

- and -

FAIRBORNE ENERGY LTD., a body corporate amalgamated under the laws of the Province of Alberta ("**Fairborne**")

- and -

FAIRBORNE NEWCO INC., a corporation incorporated under the laws of the Province of Alberta ("**Fairborne Newco**")

WHEREAS:

(a) Fairborne Newco, Fairborne and the Trust wish to propose an arrangement with the holders of trust units of the Trust and series A exchangeable shares of Fairborne;

(b) the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the *Business Corporations Act* (Alberta); and

(c) the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Administrator**" means the administrator of the Trust, currently Fairborne Energy Ltd.;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**Arrangement**" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Arrangement Resolution**" means the special resolution of the Fairborne Securityholders approving the Arrangement;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or , if no certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Debenture Indenture**" means the trust indenture dated as of October 31, 2006 among the Trust, Fairborne and Computershare Trust Company of Canada providing for the issuance of the Debentures;

"**Debentures**" means the 6.50% convertible unsecured subordinated debentures of the Trust in the principal amount of $100,000,000 issued pursuant to the Debenture Indenture;

"**Depositary**" means Computershare Investor Services Inc., or such other Person as may be designated by Fairborne;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shareholders**" means holders of Exchangeable Shares;

"**Exchangeable Shares**" means the series A, exchangeable shares of Fairborne;

"**Fairborne Amalco Shares**" means the common shares in the capital of the amalgamated corporation resulting from the amalgamation of Fairborne, Fairborne Newco and Fairborne ExchangeCo Ltd. pursuant to the Arrangement (which shall be the Fairborne Newco Shares after giving effect to such amalgamation);

"**Fairborne Newco Shares**" means common shares in the capital of Fairborne Newco;

"**Fairborne Note Conveyance Agreement**" means the conveyance agreement between the Trust and Fairborne Subco effecting the Fairborne Note Conveyance (as defined in the Plan of Arrangement);

"**Fairborne Securityholders**" means, collectively, the Trust Unitholders and the Exchangeable Shareholders;

"**Fairborne Subco**" means 1351064 Alberta Ltd., a corporation incorporated under the ABCA;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Incentive Plan**" means the restricted unit and performance unit incentive plan of the Trust;

"**Incentive Rights**" means, collectively, restricted units and performance units granted pursuant to the Incentive Plan;

"**Information Circular**" means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to Fairborne Securityholders in respect of the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Meeting**" means the special meeting of holders of Fairborne Securityholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof;

"**Private Placement**" means the issuance of Fairborne Newco Shares pursuant to the Share Subscription Agreement;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Share Subscription Agreement**" means the share subscription agreement made as of October 22, 2007 among Fairbone Newco, the Trust, Fairborne and Denham Commodity Partners Fund IV LP;

"**subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Supplemental Debenture Indenture**" means a supplemental indenture to be entered into in accordance with the Debenture Indenture pursuant to which Fairborne Newco assumes, in accordance with the Plan of Arrangement, all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Fairborne Newco Shares (Fairborne Amalco Shares after giving effect to the amalgamation pursuant to the Arrangement), in lieu of Trust Units, on conversion of the Debentures;

"**Supplemental Warrant Indenture**" means a supplemental indenture to be entered be entered into in accordance with the Warrant Indenture pursuant to which Fairborne Newco assumes all of the covenants and obligations of the Trust under the Warrant Indenture in respect of the Warrants, which supplemental indenture shall entitle the holders of the Warrants after the Effective Time to acquire Fairborne Newco Shares (Fairborne Amalco Shares after giving effect to the amalgamation pursuant to the Arrangement), in lieu of Trust Units, on exercise of the Warrants;

"**Trust Asset Conveyance Agreement**" means a conveyance agreement between the Trust and Fairborne Newco to be dated the Effective Date effecting the Trust Asset Conveyance (as defined in the Plan of Arrangement);

"**Trust Indenture**" means the trust indenture made as of April 20, 2005 and as amended and restated as of May 25, 2005 between Computershare Trust Company of Canada, as trustee, and Fairborne;

"**Trust Unitholders**" means holders of Trust Units;

"**Trust Units**" or "**Units**" means trust units of the Trust;

"**Trustee**" means Computershare Trust Company of Canada, as trustee under the Trust Indenture;

"**TSX**" means the Toronto Stock Exchange;

"**Warrant**" means Trust Unit purchase warrants issued pursuant to the Warrant Indenture, each of which entitles the holder to acquire 0.39 of a Trust Unit at an exercise price of $8.128 per whole Trust Unit subject to adjustment in certain events; and

"**Warrant Indenture**" means the warrant indenture made as of June 4, 2007 between the Trust and Computershare Trust Company of Canada.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Entire Agreement

This Agreement, together with the exhibit attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.9 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, Fairborne Newco, Fairborne and the Trust shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution; and

(b) subject to obtaining all necessary approvals of the Fairborne Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order,

and subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Fairborne Subco

Fairborne has caused Fairborne Subco to be incorporated under the ABCA. Prior to the Effective Time, Fairborne shall not permit Fairborne Subco to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement unless previously consented to in writing by Fairborne Newco.

2.3 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of the Trust and Fairborne

Each of the Trust and Fairborne covenants and agrees that it will:

(a) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement including, in the case of Fairborne, entering into the Fairborne Note Conveyance Agreement and completing the transactions contemplated therein and, in the case of the Trust, entering into the Trust Asset Conveyance Agreement and completing the transactions contemplated therein;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, in consultation and cooperation with Fairborne Newco, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Fairborne

Securityholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) subject to the approval of the Arrangement Resolution by the Fairborne Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with Fairborne Newco, for the Final Order;

(g) forthwith carry out the terms of the Final Order to the extent applicable to it;

(h) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(i) not, except in the ordinary course of business or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j) until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(k) cause Fairborne Newco to take all action necessary to give effect to the transactions contemplated by this Agreement, the Plan of Arrangement including entering into of the Trust Asset Conveyance Agreement and completing the transactions contemplated herein and therein;

(l) cause the Trust to, within 30 days following the Effective Date, file an entity classification election on IRS Form 8832 to be treated as a disregarded entity for U.S. federal income tax purposes;

(m) cause Fairborne Subco to take all action necessary to give effect to the transaction contemplated by this Agreement and the Arrangement including entering into of the Fairborne Note Conveyance Agreement and completing the transactions contemplated therein; and

(n) prior to the Effective Date, make application to list the Fairborne Amalco Shares issuable pursuant to the Arrangement on the TSX.

3.2 Covenants of Fairborne Newco

Fairborne Newco covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement including entering into the Trust Asset Conveyance Agreement and completing the transactions contemplated therein;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Effective Date, other than as contemplated herein, in the Plan of Arrangement or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(d) until the Effective Date, other than the one Fairborne Newco Share issued or to be issued to the Trust, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) subject to approval of the Arrangement Resolution by Fairborne Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with the Trust and Fairborne, for the Final Order;

(g) forthwith carry out the terms of the Final Order to the extent applicable to it;

(h) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(i) reserve and authorize for issuance the Fairborne Newco Shares issuable pursuant to the Arrangement;

(j) prior to the Effective Date, cooperate with the Trust and Fairborne in making the application to list the Fairborne Amalco Shares on the TSX;

(k) enter into the Supplemental Debenture Indenture on or prior to the Effective Time; and

(l) enter into the Supplemental Warrant Indenture on or prior to the Effective Time.

3.3 Amendments to the Trust Indenture

The parties hereto agree that pursuant to the Arrangement, the Trust Indenture shall be amended in a manner satisfactory to the Trust and Fairborne, acting reasonably, as necessary to facilitate the Arrangement including, without limitation: (a) providing for the redemption of the Trust Units as contemplated by the Plan of Arrangement); and (b) to provide that, if at any time, or from time to time, there are no outstanding Trust Units, the Trust Fund (as defined in the Trust Indenture) shall be held in trust by the Trustee for the use and benefit of one or more of Fairborne and its subsidiaries (the "**Discretionary Beneficiaries**"), as determined by the Administrator from time to time, in its sole discretion, at such times, in such amounts and for such purposes as the Administrator, in its sole discretion, shall determine, and, in connection therewith: (i) such Discretionary Beneficiaries shall not have any rights as owners of Trust Units and shall only have the right to receive so much of the Trust Fund, at such times, and in such amounts, if any, as the Administrator may determine, in its sole discretion; (ii) the rights of such Discretionary Beneficiaries shall in no way restrict or impact the ability or right to issue Trust Units from time to time; and (iii) upon the issuance of any Trust Units, the Discretionary Beneficiaries shall cease to have any interest in the Trust Fund, save and except for the right to become discretionary beneficiaries of the Trust in the future at such time as there are no outstanding Trust Units.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Fairborne and Fairborne Newco as follows, and acknowledges that Fairborne and Fairborne Newco are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

 (i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

 (ii) except as previously disclosed to Fairborne or Fairborne Newco and subject to receipt of the consent and approval of Fairborne's principal lenders, do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject; and

 (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) except as disclosed to Fairborne and Fairborne Newco or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust or its subsidiaries in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of the Trust and its subsidiaries taken as a whole;

(d) the Trust owns all of the issued and outstanding shares of Fairborne and Fairborne Newco, other than in the case of Fairborne, the Exchangeable Shares, and no Person holds any securities convertible or exchangeable into any issued or unissued shares or other securities of any of Fairborne or Fairborne Newco or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the acquisition of any issued or unissued shares or other securities of Fairborne or Fairborne Newco;

(e) an aggregate of 65,617,520 Trust Units are issued and outstanding and, except as contemplated by this Agreement and the Plan of Arrangement, the only obligation, contractual or otherwise, of the Trust to issue any Trust Units or other securities are: (i) Trust Units issuable pursuant to outstanding Incentive Rights; and (ii) Trust Units issuable on conversion, redemption or maturity of the outstanding Debentures;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of the Trust enforceable against it in accordance with its terms;

(g) as at the date as of which the information is given, the information set forth in the Information Circular regarding the Trust and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse change to such information to the date hereof that has not been publicly disclosed; and

(h) as at the date hereof, the board of directors of Fairborne has unanimously determined that:

 (i) the Arrangement and the Private Placement are in the best interests of the Trust and the Fairborne Securityholders; and

(ii) the board of directors of Fairborne has recommended that Fairborne Securityholders vote in favour of the Arrangement.

4.2 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of the Trust and Fairborne Newco as follows, and acknowledges that the Trust and Fairborne Newco are relying upon such representations and warranties:

(a) Fairborne is a corporation duly amalgamated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne consists of an unlimited number of common shares and an unlimited number of exchangeable shares, issuable in series, of which the first series in an unlimited number has been designated as the Exchangeable Shares, all of the outstanding common shares of Fairborne are owned by the Trust and, as at the date hereof, there are 3,158,254 Exchangeable Shares issued and outstanding and all of such shares are validly issued as fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne;

(ii) except as previously disclosed to the Trust or Fairborne Newco and subject to receipt of the consent and approval of Fairborne's principal lenders, do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Fairborne is a party or by which it is bound and which is material to Fairborne or to which any material property of Fairborne is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne, the breach of which would have a material adverse effect on Fairborne;

(d) except as disclosed to the Trust and Fairborne Newco or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne, contemplated or threatened against or affecting Fairborne or its subsidiaries in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Fairborne and its subsidiaries taken as a whole;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of Fairborne enforceable against it in accordance with its terms;

(f) no Person holds any securities convertible or exchangeable into unissued shares or other securities of Fairborne or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the acquisition of any unissued shares or other securities of Fairborne;

(g) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Fairborne and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof that has not been publicly disclosed; and

(h) as of the date hereof, the board of directors of Fairborne has determined unanimously that:

(i) the Arrangement and the Private Placement are in the best interest of the Trust and the Fairborne Securityholders; and

(ii) the board of directors of Fairborne has recommended that Fairborne Securityholders vote in favour of the Arrangement.

4.3 Representations and Warranties of Fairborne Newco

Fairborne Newco represents and warrants to and in favour of the Trust and Fairborne as follows, and acknowledges that the Trust and Fairborne are relying upon such representations and warranties:

(a) Fairborne Newco is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne Newco consists, or will consist as of the Effective Date, of an unlimited number of Fairborne Newco Shares and an unlimited number of preferred shares, issuable in series, of which as at the date hereof only one common share is issued and outstanding, which is owned legally and beneficially by the Trust and is validly issued as fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne Newco;

(ii) except as previously disclosed to the Trust or Fairborne, do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Fairborne Newco is a party or by which it is bound and which is material to Fairborne Newco or to which any material property of Fairborne Newco is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne Newco, the breach of which would have a material adverse effect on Fairborne Newco;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne Newco, contemplated or threatened against or affecting Fairborne Newco in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne Newco, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne Newco and this Agreement constitutes a valid and binding obligation of Fairborne Newco enforceable against it in accordance with its terms;

(f) no Person holds any securities convertible or exchangeable into unissued shares or other securities of Fairborne Newco or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of Fairborne Newco, except as required pursuant to the Share Subscription Agreement, this Agreement and Plan of Arrangement; and

(g) Fairborne Newco has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Trust, Fairborne and Fairborne Newco to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to the Trust, Fairborne and Fairborne Newco, acting reasonably, not later than January 5, 2008 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Fairborne Securityholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to Fairborne Newco, Fairborne and the Trust, acting reasonably, not later than January 31, 2008 or such later date as the parties hereto may agree;

(d) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Trust, Fairborne and Fairborne Newco, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

    (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f) all necessary third party and regulatory consents and approvals with respect to the Private Placement and the transactions contemplated hereby shall have been completed or obtained, including the consent or approval from Fairborne's principal lenders;

(g) there shall not, as of the Effective Date, be holders of Fairborne Securities that hold, in aggregate, in excess of 5% of all outstanding Fairborne Securities, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(h) the TSX shall have conditionally approved the listing or the substitutional listing of the Fairborne Amalco Shares to be issued pursuant to the Arrangement and of the Debentures as assumed by Fairborne Newco pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i) the Trust Indenture shall be amended as provided in Section 3.3; and

(j) Fairborne Newco shall be in a position to close the Private Placement pursuant to the Share Subscription Agreement immediately upon completion of the Arrangement.

5.2 Additional Conditions to Obligations of the Trust and Fairborne

In addition to the conditions contained in Section 5.1, the obligation of the Trust and Fairborne to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Fairborne Newco to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne Newco contained in Article 4 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Fairborne shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Fairborne Securityholders.

5.3 Additional Conditions to Obligations of Fairborne Newco

In addition to the conditions contained in Section 5.1, the obligation of Fairborne Newco to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by Fairborne Newco without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of the Trust and Fairborne to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of the Trust and Fairborne contained in Article 4 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust or Fairborne and their respective subsidiaries (taken as a whole) from that reflected in the Information Circular.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of the parties hereto shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b) If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
NOTICES

6.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) the Trust, addressed to:

Fairborne Energy Trust
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1
Attention: President and Chief Executive Officer

(b) Fairborne, addressed to:

Fairborne Energy Ltd.
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1
Attention: President and Chief Executive Officer

(c) Fairborne Newco, addressed to:

Fairborne Newco Inc.
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1
Attention: President and Chief Executive Officer

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the Fairborne Securityholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

7.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) the mutual agreement of the parties;

(b) the Arrangement shall not have become effective on or before January 31, 2008 or such later date as may be agreed to by the parties hereto; and

(c) termination of this Agreement under Article 5 hereof.

ARTICLE 8
GENERAL

8.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.2 No Assignment

No party may assign its rights or obligations under this Agreement.

8.3 Exclusivity

None of the covenants of the Trust or Fairborne contained herein shall prevent the board of directors of Fairborne from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Trust's securityholders with respect thereto which in the judgment of the board of directors of Fairborne, acting upon the advice of outside counsel, is required under applicable law.

8.4 Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

8.5 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

8.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.8 Time of Essence

Time shall be of the essence.

8.9 Liability of the Trust

The parties hereto acknowledge that, except to the extent that Fairborne is entering into this Agreement in its own right, the Administrator is entering into this Agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust, the Trustee, or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture as amended from time to time.

8.10 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

FAIRBORNE ENERGY TRUST, by its administrator, Fairborne Energy Ltd.

Per: (signed) *"Steven R. VanSickle"*

FAIRBORNE ENERGY LTD.

Per: (signed) *"Steven R. VanSickle"*

FAIRBORNE NEWCO INC.

Per: (signed) *"Steven R. VanSickle"*

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) **"ABCA"** means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) **"Arrangement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) **"Arrangement Agreement"** means the agreement dated as of November 13, 2007, among the Trust, Fairborne and Fairborne Newco with respect to the Arrangement and all amendments thereto;

(d) **"Articles of Arrangement"** means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(e) **"Business Day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(f) **"Certificate"** means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(g) **"Court"** means the Court of Queen's Bench of Alberta;

(h) **"Debentureholders"** means holders from time to time of the Debentures;

(i) **"Debenture Indenture"** means the trust indenture dated as of October 31, 2006 among the Trust, Fairborne and the Debenture Trustee providing for the issuance of the Debentures;

(j) **"Debenture Trustee"** means Computershare Trust Company of Canada, in its capacity as trustee under the Debenture Indenture;

(k) **"Debentures"** means the 6.50% convertible unsecured subordinate debentures of the Trust issued pursuant to the Debenture Indenture;

(l) **"Depositary"** means Computershare Investor Services Inc., or such other person as may be designated by Fairborne and set out in the Letter of Transmittal;

(m) **"Dissent Obligations"** means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Securityholders;

(n) **"Dissenting Securityholders"** means registered holders of Trust Units and registered holders of Exchangeable Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(o) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(p) **"Effective Time"** means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(q) **"Exchangeable Shareholders"** means holders of Exchangeable Shares;

(r) **"Exchangeable Share Ratio"** means the number of Trust Units issuable on exchange, redemption or conversion of the Exchangeable Shares as at the Effective Time;

(s) **"Exchangeable Shares"** means the series A, exchangeable shares of Fairborne;

(t) **"Fairborne"** means Fairborne Energy Ltd., a corporation amalgamated under the ABCA;

(u) **"Fairborne Amalco"** means Fairborne Energy Inc., the corporation resulting from the amalgamation of Fairborne Newco, Fairborne and Fairborne Exchangeco pursuant to the provisions of the Arrangement;

(v) **"Fairborne Amalco Shares"** means the common shares in the capital of Fairborne Amalco (which shall be the Fairborne Newco Shares after giving effect to the amalgamation of Fairborne, Fairborne Newco and Fairborne Exchangeco pursuant to the Arrangement);

(w) **"Fairborne Exchangeco"** means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA;

(x) **"Fairborne Newco"** means Fairborne Newco Inc., a corporation incorporated under the ABCA;

(y) **"Fairborne Newco Share Right"** means the right to receive one Fairborne Newco Share pursuant to the Arrangement for no additional consideration;

(z) **"Fairborne Newco Shares"** means common shares in the capital of Fairborne Newco;

(aa) **"Fairborne Note Conveyance"** means the transfer, assignment and sale of the Fairborne Notes to Fairborne Subco in exchange for the Fairborne Subco Note;

(bb) **"Fairborne Note Conveyance Agreement"** means the conveyance agreement between the Trust and Fairborne Subco to be dated the Effective Date effecting the Fairborne Note Conveyance;

(cc) **"Fairborne Notes"** means the outstanding unsecured, subordinated promissory notes issued by Fairborne and held by the Trust;

(dd) **"Fairborne Securityholders"** means, collectively, the Trust Unitholders and the Exchangeable Shareholders;

(ee) **"Fairborne Subco"** means 1351064 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of Fairborne;

(ff) **"Fairborne Subco Notes"** means the unsecured, subordinated promissory notes of Fairborne Subco on such terms as agreed to by Fairborne and the Trust having an aggregate face amount equal to the fair market value of the Fairborne Notes transferred, assigned and sold to Fairborne Subco pursuant to the Fairborne Note Conveyance;

(gg) **"Final Order"** means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) **"Information Circular"** means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to holders of Trust Units and Exchangeable Shares in respect of the Meeting;

(ii) **"Interim Order"** means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(jj) **"Letter of Transmittal"** means the letter of transmittal accompanying the Information Circular sent to the holders of Fairborne Securities pursuant to which holders of Fairborne Securities are required to deliver certificates representing Fairborne Securities to receive the Fairborne Amalco Shares issuable to them pursuant to the Arrangement;

(kk) **"Meeting"** means the special meeting of holders of Fairborne Securityholders to be held, among other things, to consider the Arrangement and related matters, and any adjournment thereof;

(ll) **"Non-Resident"** means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(mm) **"Registrar"** means the Registrar appointed under Section 263 of the ABCA;

(nn) **"Subsidiary"** means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(oo) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(pp) **"Trust"** means Fairborne Energy Trust, a trust formed under the laws of the Province of Alberta;

(qq) **"Trust Assets"** means all of the property, assets and undertaking of the Trust in whatsoever nature or kind, present or future, and wherever located, including the shares, units, notes, options or other interests in the capital of or granted by the Trust's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of the Trust, other than the amount of $10.00 in cash that shall be retained by the Trust;

(rr) **"Trust Asset Conveyance"** means the conveyance by the Trust to Fairborne Newco of the Trust Assets in exchange for the Trust Assumed Liabilities and a number of Fairborne Newco Share Rights equal to the number of Trust Units outstanding immediately prior to the Effective Time (other than those held by Dissenting Securityholders), pursuant to the Trust Asset Conveyance Agreement;

(ss) **"Trust Asset Conveyance Agreement"** means the conveyance agreement between the Trust and Fairborne Newco to be dated the Effective Date effecting the Trust Asset Conveyance;

(tt) **"Trust Assumed Liabilities"** means all of the liabilities and obligations of the Trust, whether or not reflected on the books of the Trust including, for greater certainty, the Debentures and the Dissent Obligations;

(uu) **"Trust Indenture"** means the trust indenture made as of April 20, 2005 and as amended and restated as of May 25, 2005 between Computershare Trust Company of Canada, as trustee, and Fairborne;

(vv) **"Trust Unitholders"** or **"Unitholders"** means holders of Trust Units; and

(ww) **"Trust Units"** or **"Units"** means a trust units of the Trust.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Fairborne Securityholders; (ii) the Trust; (iii) Fairborne; (iv) Fairborne Newco; (v) Fairborne Exchangeco; and (vi) Fairborne Subco.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendment to Trust Indenture and Other Constating Documents

(a) the Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Securityholders

(b) the Trust Units held by Dissenting Securityholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Securityholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with Article 4;

(c) the Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Fairborne Newco (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Exchangeable Shareholders other than the right to be paid the fair value of their Exchangeable Shares in accordance with Article 4;

Fairborne Exchangeco

(d) the Trust shall sell, transfer, convey and assign to Fairborne all of the outstanding common shares of Fairborne Exchangeco held by it in consideration for the sum of $1.00 paid by Fairborne to the Trust;

Fairborne Notes

(e) the interest rate payable pursuant to the Fairborne Notes shall be reduced to zero;

(f) the Fairborne Note Conveyance shall become effective and the Fairborne Notes shall be transferred, assigned and sold by the Trust to Fairborne Subco for an amount equal to the fair market value thereof and Fairborne Subco shall issue the Fairborne Subco Notes to the Trust in satisfaction of the purchase price for the Fairborne Notes pursuant to the Fairborne Note Conveyance;

Fairborne Newco Purchase of Trust Assets

(g) the Trust Asset Conveyance shall become effective and the Trust shall sell, transfer, convey, assign and deliver to Fairborne Newco and Fairborne Newco shall purchase and accept from the Trust, all of the Trust Assets and Fairborne Newco shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Trust Assumed Liabilities in accordance with their terms; and (ii) issue to the Trust an aggregate number of Fairborne Newco Share Rights equal to the number of Trust Units outstanding immediately prior to the Effective Time (other than those held by Dissenting Securityholders);

(h) in connection with the assumption of the Trust Assumed Liabilities by Fairborne Newco, Fairborne Newco shall assume all the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Fairborne Newco entitling the holders thereof, as against Fairborne Newco, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

Exchange of 50% Trust Units Held by Non-Residents

(i) 50% of the issued and outstanding Trust Units held by Non-Residents (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for Fairborne Newco Share Rights on the basis of one (1) Fairborne Newco Share Right for each Trust Unit so sold, assigned and transferred;

Redemption of Trust Units Held by Fairborne Newco

(j) the Trust shall redeem the Trust Units held by Fairborne Newco (being those acquired by it pursuant to Section 3.1(i)) in exchange for Fairborne Newco Share Rights and the Trust shall distribute Fairborne Newco Share Rights to Fairborne Newco on the basis of one (1) Fairborne Newco Share Right for each Trust Unit redeemed and the Trust Units so redeemed shall be cancelled;

Exchange of Balance of Trust Units Held by Non-Residents

(k) the balance of the Trust Units held by Non-Residents (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for Fairborne

Newco Share Rights on the basis of one (1) Fairborne Newco Share Right for each Trust Unit so sold, assigned and transferred;

Redemption of Balance of Trust Units

(l) the balance of the issued and outstanding Trust Units shall be redeemed and the Trust shall distribute Fairborne Newco Share Rights to Trust Unitholders on the basis of one (1) Fairborne Newco Share Right for each Trust Unit redeemed and all Trust Units so redeemed shall be cancelled;

Cancellation of Fairborne Newco Share Rights Held by Fairborne Newco

(m) the Fairborne Newco Share Rights held by Fairborne Newco shall be cancelled;

Issuance of Fairborne Newco Shares Pursuant to Fairborne Newco Share Rights

(n) subject to Sections 5.5 and 5.6, Fairborne Newco shall issue one Fairborne Newco Share for each Fairborne Newco Share Right to the holders thereof;

Cancellation of Fairborne Newco Shares Held by the Trust

(o) the Fairborne Newco Shares held by the Trust shall be cancelled;

Exchange of Exchangeable Shares

(p) subject to Sections 5.5 and 5.6, each issued and outstanding Exchangeable Share (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for a number of Fairborne Newco Shares equal to the Exchangeable Share Ratio;

Amalgamation of Fairborne, Fairborne Newco and Fairborne Exchangeco

(q) Fairborne, Fairborne Newco and Fairborne Exchangeco shall be amalgamated and continue as one corporation such that:

(i) the stated capital of the common shares of Fairborne and of the Exchangeable Shares shall each be reduced to $1 immediately prior to the amalgamation;

(ii) all of the shares of Fairborne and Fairborne Exchangeco shall be cancelled without any repayment of capital;

(iii) the articles of the amalgamated corporation shall be the same as the articles of Fairborne Newco and the name of the amalgamated corporation shall be "Fairborne Energy Ltd.";

(iv) no securities shall be issued by the amalgamated corporation in connection with the amalgamation, and for greater certainty, the shares of Fairborne Newco shall survive and continue to be shares of the amalgamated corporation without amendment;

(v) the property of each of the amalgamating corporations shall continue to be the property of the amalgamated corporation;

(vi) the amalgamated corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(viii) any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(ix) a conviction against, or ruling, order or judgment in favour of or against any of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(x) the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(xi) the by-laws of Fairborne Newco shall be the by-laws of the amalgamated corporation;

(xii) the first directors of the amalgamated corporation shall be the directors of Fairborne;

(xiii) the first officers of the amalgamated corporation shall be the officers of Fairborne; and

(xiv) the registered office of the amalgamated corporation shall be the registered office of Fairborne; and

Reduction of Stated Capital of Fairborne Amalco

(r) the stated capital of the common shares of Fairborne Amalco shall be reduced, without payment, by the amount of the deficit of Fairborne Amalco immediately after the amalgamation pursuant Section 3.1(q).

3.2 With respect to each holder of Trust Units, Exchangeable Shares and Fairborne Newco Shares (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the Trust Asset Conveyance becoming effective pursuant to Section 3.1(g), Fairborne Newco shall allot and issue to the Trust the number of Fairborne Newco Share Rights issuable to the Trust pursuant to the Trust Asset Conveyance and as set forth in Section 3.1(g) and the Trust shall be added to the register of holders of the Fairborne Newco Share Rights in respect thereof;

(b) upon the exchange of Trust Units for Fairborne Newco Share Rights pursuant to Sections 3.1(i) and (k):

(i) each former holder of Trust Units shall cease to be the holder of the Trust Units so exchanged and the name of each such holder shall be removed from the register of holders of Trust Units;

(ii) each such former holder of Trust Units shall be entitled to receive Fairborne Newco Shares pursuant to the Fairborne Newco Share Rights received; and

(iii) Fairborne Newco shall become the holder of the Trust Units so exchanged and shall be added to the register of holders of Trust Units in respect thereof;

(c) upon the exchange of Fairborne Newco Share Rights for Trust Units on redemption of the Trust Units pursuant to Sections 3.1(j) and (l):

(i) each former holder of Trust Units shall cease to be the holder of the Trust Units so redeemed and exchanged and the name of each such holder shall be removed from the register of holders of Trust Units; and

(ii) each such former holder shall be entitled to Fairborne Newco Shares pursuant to the Fairborne Newco Share Rights received;

(d) upon the issuance of Fairborne Newco Shares pursuant to the Fairborne Newco Share Rights pursuant to Section 3.1(n), each former holder of Fairborne Newco Share Rights shall become a holder of Fairborne Newco Shares acquired by such holder pursuant to the Fairborne Newco Share Rights and shall be added to the register of holders of Fairborne Newco Shares as it relates to the Fairborne Newco Shares acquired and the Fairborne Newco Share Rights shall be cancelled; and

(e) upon the exchange of Exchangeable Shares for Fairborne Newco Shares pursuant to Section 3.1(p):

(i) each former holder shall cease to be the holder of the Exchangeable Shares so exchanged and the name of each such holder shall be removed from the register of holders of Exchangeable Shares;

(ii) each such former holder of Trust Units shall become a holder of Fairborne Newco Shares so exchanged and shall be added to the register of holders of Fairborne Newco Shares; and

(iii) Fairborne Newco shall become the holder of the Exchangeable Shares so exchanged and shall be added to the register of holders of Exchangeable Shares in respect thereof.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Fairborne Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Fairborne Securities and shall only be entitled to be paid the fair value of the holder's Fairborne Securities by Fairborne Amalco. A Dissenting Securityholder who is paid the fair value of the holder's Fairborne Securities shall be deemed to have transferred the holder's Trust Units to the Trust and such holder's Exchangeable Shares to Fairborne Newco at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Fairborne Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Fairborne Securities notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Fairborne Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Fairborne Securities at the Meeting; but in no event shall the Trust, Fairborne, Fairborne Newco or Fairborne Amalco be required to recognize such Dissenting Shareholder as a securityholder of the Trust, Fairborne, Fairborne Newco or Fairborne Amalco after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Trust Units and Exchangeable Shares that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Securities represented by such certificates.

5.2 Subject to the provisions of the Letter of Transmittal, Fairborne Amalco shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units and Exchangeable Shares of a duly completed Letter of Transmittal and the certificates representing such Trust Units and Exchangeable Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal ; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Fairborne Amalco Shares issued to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units or Exchangeable Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to Fairborne Amalco and the Trust) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fairborne Amalco and the Trust and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fairborne Amalco and the Trust and their respective transfer agents, or shall otherwise indemnify the Fairborne Amalco and the Trust and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All dividends or other distributions if any made with respect to any Fairborne Amalco Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Trust Units or Exchangeable Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Fairborne Amalco Shares (and any dividend and distributions thereon). In such case, such Fairborne Amalco Shares (together with all dividends and distributions thereon) shall be returned to Fairborne Amalco and such Fairborne Amalco Shares shall be cancelled.

5.6 No certificates representing fractional Fairborne Newco Shares or Fairborne Amalco Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered Trust Units or Exchangeable Shares otherwise entitled to a fractional interest in a Fairborne Newco Share or Fairborne Amalco Share will receive the nearest whole number of Fairborne Newco Shares or Fairborne Amalco Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 The Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Fairborne Securities, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Trust, Fairborne, Fairborne Exchangeco or Fairborne Newco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 The Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by the Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco (or, if following the Effective Time, Fairborne Amalco), provided that it concerns a matter which, in the reasonable opinion of the Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco (or, if following the Effective Time, Fairborne Amalco), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units or Exchangeable Shares.

APPENDIX D

FAIRNESS OPINION

RBC Capital Markets

RBC Dominion Securities Inc.
Suite 1100, Bankers Hall West
888 - 3 Street S.W.
Calgary, Alberta T2P 5C5
Tel: (403) 299-7111
Fax: (403) 299-6900

October 19, 2007

The Board of Directors
Fairborne Energy Ltd.
3400, 450 1st Street SW
Calgary, AB T2P 5H1

To the Board:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Fairborne Energy Trust ("Fairborne") proposes to convert Fairborne into a growth oriented, exploration and production company (the "Reorganization"), where Fairborne will transfer all of its assets and liabilities to a corporation ("Newco"). Under the proposed Reorganization, holders of units ("Units") of Fairborne ("Unitholders") will receive one common share of Newco for each Unit held. Exchangeable shares of Fairborne will be exchanged for common shares of Newco based on the then current exchange ratio at time of closing. Immediately following closing of the Reorganization, Denham Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of Newco at a subscription price of $7.45 per common share for aggregate consideration of approximately $100 million (the "Private Placement"). The Private Placement is conditional on the successful closing of the Reorganization. The terms of the Reorganization and Private Placement (together, the "Transaction") will be more fully described in an information circular (the "Circular"), which will be mailed to Unitholders and exchangeable shareholders of Fairborne in connection with the Transaction.

The board of directors (the "Board") of Fairborne Energy Ltd. (the "Company"), the administrator of Fairborne, has retained RBC to provide advice and assistance to the Board in evaluating the Transaction, including the preparation and delivery to the Board of RBC's opinion as to the fairness of the consideration under the Transaction from a financial point of view to the Unitholders (the "Fairness Opinion"). RBC has not prepared a valuation of Fairborne, Newco or any of their securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Board initially contacted RBC regarding a potential advisory assignment in early October 2007, and RBC was formally engaged by the Board pursuant to an agreement between the Company and RBC (the "Engagement Agreement") dated October 5, 2007. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on mailing of the Circular. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by Fairborne with the securities commissions or similar regulatory authorities in each province of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Fairborne and, from time to time, may have executed or may execute transactions on behalf of Fairborne, Denham or any of their associates or affiliates or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Fairborne or the Transaction.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft dated October 18, 2007 of the Share Subscription Agreement between Fairborne Newco Inc., Fairborne, the Company and Denham;
2. audited financial statements of Fairborne for each of the two years ended December 31, 2006;
3. the unaudited interim reports of Fairborne for the quarters ended March 31, 2007 and June 30, 2007;
4. annual reports of Fairborne for each of the two years ended December 31, 2006;
5. the Notice of Annual and Special Meeting of Unitholders and Information Circular / Proxy Circular of Fairborne for each of the two years ended December 31, 2006;
6. annual information forms of Fairborne for each of the two years ended December 31, 2006;
7. the Notice of Annual and Special Meeting of the Shareholders and Information Circular of Fairquest Enegy Limited ("Fairquest") dated April 27, 2007;
8. the reserves assessment and evaluation of Fairborne and Fairquest's Canadian oil and gas properties prepared by GLJ Petroleum Consultants ("GLJ") and Sproule Associates Limited ("Sproule"), effective December 31, 2006;
9. GLJ's and Sproule's preliminary assessments of the potential impact to Fairborne's Canadian oil and gas properties if the recommendations contained in the report of the Alberta Royalty Review Panel, titled "Our Fair Share", dated September 18, 2007, were implemented as proposed;
10. internal management scenarios of Fairborne for the period between 2008 and 2030 under Fairborne's existing income trust structure and assuming the completion of the Transaction;
11. discussions with senior management of Fairborne;
12. discussions with Fairborne's legal counsel;

13. public information relating to the business, operations, financial performance and stock trading history of Fairborne and other selected public entities considered by us to be relevant;
14. public information with respect to other transactions of a comparable nature considered by us to be relevant;
15. public information regarding the conventional oil and gas industry in Alberta;
16. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of Fairborne as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and
17. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by Fairborne to any information requested by RBC. As the auditors of Fairborne declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of Fairborne and the reports of the auditors thereon.

Assumptions and Limitations

With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Fairborne, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of Fairborne have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of Fairborne or in writing by Fairborne or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, taken as a whole, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Fairborne, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of Fairborne, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as publicly disclosed or disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Fairborne or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Fairborne and its subsidiaries and affiliates as they were reflected in the Information and as they have been represented to RBC in discussions with management of Fairborne. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Unitholder as to whether to vote in favour of the Reorganization.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Transaction, from a financial point of view, to the Unitholders, RBC principally considered and relied upon the following:

1. a comparison of Fairborne's net asset value ("NAV"), cash flow and certain other financial metrics under its existing income trust structure to its NAV, cash flow and such metrics assuming completion of the Transaction and Fairborne's revised business plan expected to be pursued following completion of the Transaction;
2. a comparison of selected financial multiples of selected exploration and production companies and income trusts to Fairborne's multiples;
3. a review of other proposed and completed conversions of income trusts into corporations.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Transaction is fair from a financial point of view to the Unitholders.

Yours very truly,

RBC Dominion Securities Inc

RBC DOMINION SECURITIES INC.

APPENDIX E

INFORMATION CONCERNING FAIRBORNE NEWCO AND FAIRBORNE AMALCO

TABLE OF CONTENTS

SCHEDULES

NOTICE TO READER

As at the date hereof, Fairborne Newco has not carried on any active business. Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Transaction has been effected. Fairborne Amalco will be the corporation formed upon the amalgamation of Fairborne Energy, Fairborne Newco and Fairborne ExchangeCo pursuant to the Arrangement. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the "Glossary of Terms" in the Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to "Information Circular and Proxy Statement -- Forward-Looking Statements" in the body of this Information Circular for information regarding forward-looking statements. The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statements set forth in the body of this Information Circular under "Information Circular and Proxy Statement – Forward-Looking Statements". The forward-looking statements included in this Appendix are made as of the date of this Information Circular and Fairborne Newco undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Fairborne Newco was incorporated under the ABCA on October 19, 2007 for the sole purpose of participating in the Transaction. The head and principal office of Fairborne Newco is located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Fairborne Amalco will be formed under the ABCA pursuant to the Arrangement upon the amalgamation of Fairborne Energy, Fairborne Newco and Fairborne ExchangeCo. The head and principal offices of Fairborne Amalco will be located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 and its registered office will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Intercorporate Relationships

As at the date hereof, Fairborne Newco does not have any Subsidiaries. The following table provides the name, the percentage of voting securities to be owned by Fairborne Amalco and the jurisdiction of incorporation, continuance or formation of Fairborne Amalco's material Subsidiaries after giving effect to the Transaction.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Fairborne Energy Ltd.	100%	Corporation	Alberta
Case Sub ULC	100%	Corporation	Alberta
North American Explorer Inc.	100%	Corporation	Wyoming
Fairborne Pivotal Production Partnership	100%	General Partnership	Alberta
1351064 Alberta Ltd.	100%	Corporation	Alberta

Organizational Structure of Fairborne Amalco

The following diagram sets forth the organizational structure of Fairborne Amalco, including its material Subsidiaries, immediately following completion of the Transaction:


Fairborne Amalco Shareholders
(former Trust
Securityholders and Denham)
100%
Common
Shares
100%
Debentures
Debentureholders
Fairborne Energy Ltd.
(formed upon the amalgamation of
Fairborne Energy,
Fairborne ExchangeCo
and Fairborne Newco)
100%
Common
Shares
Case Sub ULC
100%
Common
Shares
100%
Common
Shares
99.2%
0.8%
North American
Explorer Inc.
1351064 Alberta Ltd.
Fairborne Pivotal
Production Partnership
U.S. Assets
Operating Assets
(Canada)

GENERAL DEVELOPMENT OF THE BUSINESS

Fairborne Newco has not carried on any active business since incorporation other than executing the Arrangement Agreement and the Share Subscription Agreement. Fairborne Amalco will be the corporation formed upon the amalgamation of Fairborne Energy, Fairborne Newco and Fairborne ExchangeCo under the Arrangement and which will continue under the name "Fairborne Energy Ltd.". Pursuant to the Arrangement, Fairborne Amalco will, directly or indirectly, acquire all of the assets and will assume all of the liabilities of the Trust. The former Fairborne Securityholders will be the shareholders of Fairborne Amalco. For a detailed description of the historical development of the business of the Trust, see "*General Development of Our Business*" in the Trust AIF. For a description of the business to be carried on by Fairborne Amalco following completion of the Arrangement, see "*Description of the Business*" in this Appendix.

Fairborne Amalco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has conditionally approved the listing of the Fairborne Amalco Shares to be issued in connection with the Transaction, subject to Fairborne Amalco fulfilling the requirements of the TSX.

DESCRIPTION OF THE BUSINESS

General

Fairborne Amalco will be an Alberta-based growth oriented, intermediate oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the provinces of Alberta, British Columbia and Saskatchewan. Following completion of the Transaction, Fairborne Amalco will have a large inventory of development and exploration opportunities along with a significant undeveloped land base, including more than 363,700 gross (232,800 net) acres of undeveloped land and more than 500 locations of identified drilling inventory. The proceeds from the Private Placement will significantly improve the company's financial flexibility and position Fairborne Amalco for growth, with approximately $85 million of net debt drawn against a current borrowing base facility anticipated to be $220 million.

A complete description of the assets to be owned by Fairborne Amalco following completion of the Transaction, including the natural gas and oil reserves attributable to them, is provided in the Trust AIF and the Fairquest Acquisition Material Change Report, which documents are incorporated by reference in the Information Circular. In addition, see "*Description of the Business – Operations*" in this Appendix.

Business Plans and Growth Strategies

The business plan of Fairborne Amalco is to create sustainable and profitable per share growth in reserves, production and cash flow in the oil and gas industry in Western Canada. To accomplish this, Fairborne Amalco intends to pursue an integrated growth strategy with active development and exploration drilling, together with focused acquisitions. Fairborne Amalco will continue to target areas and prospects that it believes could result in meaningful reserve and production additions.

Fairborne Amalco intends to pursue internal and external generation of exploration plays that have low to medium risk and multi-zone potential. Fairborne Amalco intends to maintain a balance between exploration, exploitation and development drilling largely targeting natural gas reserves over the course of the next several years. Management of Fairborne Amalco will consider asset and corporate acquisition opportunities from time to time that meet Fairborne Amalco's business parameters.

In reviewing potential drilling or acquisition opportunities, Fairborne Amalco will use the same methodology as historically employed by Fairborne, giving consideration to the following criteria:

- the company's technical expertise in the opportunity;
- the amount of risk capital required to secure or evaluate the investment opportunity;
- the potential return on the project, if successful;

- the likelihood of success; and
- risked return versus cost of capital.

In general, Fairborne Amalco intends to continue its pursuit of a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

The board of directors of Fairborne Amalco may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to the guidelines discussed above based upon the board's consideration of the qualitative aspects of the subject properties, including risk profile, technical upside, reserve life and asset quality.

Fairborne Amalco's proposed management team has a demonstrated track record of bringing together all of the key components to a successful intermediate exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; and an entrepreneurial spirit that will allow Fairborne Amalco to effectively identify, evaluate and execute on value-added initiatives. See "*Directors and Officers*" in this Appendix.

Operations

Immediately following completion of the Arrangement, Fairborne Amalco's prospect and drilling inventory will contain over 500 locations. Management of Fairborne currently anticipates that Fairborne Amalco's exploration and development capital program will, following completion of the Transaction, initially be set between $125 - $150 million for 2008. The budget will be balanced between high impact exploration drilling and lower risk infill and step-out drilling on well defined existing prospects.

The following is a description of Fairborne's principal oil and natural gas properties to be owned by Fairborne Amalco upon completion of the Transaction. Unless otherwise indicated, the information is as at November 1, 2007 and assumes the Transaction is completed. Production stated is average daily production for the three months ending September 30, 2007 (the "**Third Quarter**") received by Fairborne in respect of its working interest share before deduction of royalties. Management of Fairborne Amalco will finalize its 2008 capital expenditures budget following completion of the Transaction and, accordingly, the descriptions of planned operations set forth below are subject to adjustment as determined appropriate by management of Fairborne Amalco.

Clive

Fairborne's interest in the Clive area, located approximately 50 kilometers northeast of Red Deer, Alberta, includes conventional crude oil and natural gas production from Devonian aged reservoirs as well as coal bed methane ("**CBM**") production. Fairborne has developed an extensive CBM project at Clive, which targets CBM gas from coals within the Horseshoe Canyon formation of the Cretaceous. Fairborne's land position in Clive includes 63,179 gross (47,103 net) acres of land, with approximately 28% of net acres currently undeveloped.

Clive (Units and Non-Unit Wells)

Fairborne's position in the conventional oil and natural gas production at Clive includes a working interest in the Clive Leduc (D3) Unit #1 and the Clive Nisku (D2) Unit #1 as well as non-unitized wells. Fairborne operates both units with a 93.9% and 98.9% unit interest respectively. All oil and gas is initially processed at an operated facility in the immediate vicinity, with gas then transported to the Nevis Gas plant (operated by Duke) for further processing and natural gas liquids recovery. In April 2007 Fairborne signed a letter of intent with a third party producer to investigate and potentially develop a CO_2 flood in the Clive D2 and D3 units. Fairborne believes that this project could potentially recover an additional 10% to 20% of the original oil in place from these conventional light oil pools.

Clive Coal Bed Methane (CBM)

Since its initial drilling program in 2003, Fairborne has developed an extensive CBM project on its Clive property, located approximately 50 kilometers northeast of Red Deer, Alberta, with 38 (28.0 net) wells drilled in 2007 with a

100% success rate. Average daily CBM production from this area in the Third Quarter was 8,291 Mcf/d (1,382 Boe/d) of natural gas produced from the Horseshoe Canyon formation.

In 2008 Fairborne plans to drill approximately 59 (44.7 net) wells. Long term development plans for CBM at Clive involve drilling four wells per square mile for a minimum of 200 wells in the fully developed model. Current CBM wells decline at rates of 8% to 12% and therefore are expected to have the effect of lessening the overall corporate decline rate for the next two to three years as CBM accounts for a higher and higher percentage of Fairborne's total production.

Columbia/Harlech

The Columbia/Harlech property is located in the outer foothills trend of west central Alberta. The property is characterized by numerous stacked reservoir horizons located at depths ranging from 2,500 to 3,500 metres. The sedimentary section in this trend is commonly overpressured and contains condensate rich natural gas reservoired in numerous stratigraphic and structural traps. Additionally, the shallower part of the section is made up of thick fluvial sandstone deposits at depths between 1,300 and 2,000 metres that contain both light oil and sweet natural gas accumulations.

Fairborne acquired the Columbia/Harlech undeveloped land base (approximately 37,000 gross acres) in 2004 through an asset sale from BP Canada. A comprehensive exploration and development program implemented by Fairborne over the past 3 years has grown the property from less than 100 Boe/d at the time of acquisition, to Third Quarter average daily production of 2,872 Boe/d including 11,943 Mcf/d and 882 Bbls/d in associated NGLs.

Over the past year Fairborne expanded its pipeline infrastructure in the area by constructing a significant pipeline crossing under the Brazeau River. This crossing allowed for the tie in and gathering of natural gas and associated condensates from new hydrocarbon pools discovered by Fairborne in 2007. In addition, Fairborne expanded its centralized compression facilities located at 16-36-44-14W5 from 18 MMcf/d to 25 MMcf/d throughput to handle increased production rates from these new pools.

Fairborne's extensive 3D seismic coverage and proprietary reservoir knowledge in the area has allowed it to progressively move from an exploratory phase of drilling to a lower risked development program of pool delineation and field development. Fairborne plans to drill 12 (8 net) wells in 2008 which will target a combination of Belly River oil bearing reservoirs and condensate rich natural gas accumulations in Cardium, Viking, Mannville and Jurassic Group reservoirs. Additionally, Fairborne plans on recompleting 4 (2.7 net) existing wellbores within the field area to capture bypass Cretaceous and Jurassic gas located proximal to existing company operated infrastructure.

Brazeau – Belly River Oil

The Brazeau operating area is located in west central Alberta, approximately 160 kilometres southwest of Edmonton. Fairborne is the operator and has an 85.7% working interest in the Brazeau Belly River Unit #6 (the "**Brazeau Unit**") as well as various non-unitized wells in close proximity to the Brazeau Unit. Average daily production from this area in the Third Quarter was 959 Boe/d including 1,947 Mcf/d and 634 Bbls/d.

As operator of the Brazeau Unit, Fairborne currently plans to drill 11 (9.8 net) wells which will target various oil bearing sands in the Belly River. In addition to the drilling program, recompletions to other potential zones in the Belly River are being planned for 8 (6.8 net) wells.

Deep Basin

The Deep Basin area, located approximately 250 kilometers west of Edmonton, between Hinton and Grand Prairie, Alberta, began as a higher reward/higher risk exploration area for Fairborne in 2004 and has been an active growth area since. Fairborne made a new pool discovery in the Wild River area with a well drilled in early 2004 and followed up this discovery with two additional deep wells in 2005. In addition to Wild River, Fairborne has a large presence in the area with land it acquired in early 2004 from an acquisition completed with a major oil and gas producer. Since completing this acquisition, Fairborne has been very active in the area drilling both Cretaceous and deep Devonian targets. Average daily production from this area in the Third Quarter was 2,767 Boe/d including 16,229 Mcf/d natural gas and 62 Bbls/d in associated NGLs.

Fairborne plans to drill between twelve and fourteen (5.5 and 6.3 net) wells and recomplete an additional two to three (1 to 1.5 net) wells during 2008. The Deep Basin is characterized by multi zone potential in the deep wellbores. Wells in the area are typically in excess of 2,750 metres and up to 5,000 metres in depth and as such have several Cretaceous formations as well as multi zone prospectivity in the deep Devonian portions of the stratigraphic section that are capable of being productive.

Peace River Arch ("PRA")

The Peace River Arch has been an integral part of Fairborne's portfolio. During the Third Quarter, Fairborne's average daily production was 914 Boe/d including 5,020 Mcf/d natural gas and 77 Bbls/d oil and associated liquids. The PRA comprises six different producing properties with Valhalla/Rycroft being the single largest producing property with production averaging 618 Boe/d (3,413 Mcf/d sweet gas and 49 Bbls/d associated liquids) during the Third Quarter.

Fairborne plans to drill between five to seven wells and complete or re-complete an additional six to seven wells during 2008. In addition to these projects Fairborne plans to re-complete one existing well to a water disposal well that management believes will help in reducing operating costs as well as general third party disposal fees in an area that is in short supply of disposal capacity.

In early 2007 Fairborne entered into a farmout agreement with a third party to expedite the development of lands in the Gordondale area of the PRA. The agreement was comprised of both a drilling and an optimization commitment and, to date, the third party has drilled seven wells with a 100% success rate and recompleted or tied in an additional five wells. It is currently anticipated that the third party will have substantially completed its earning portion of the agreement by year end 2007 at which time earning will entitle them to drill additional wells in which Fairborne will participate, on previously earned lands. Management anticipates that the agreement will continue into 2008 and that the third party will propose additional wells on the earned lands.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property, located approximately 40 kilometers south and west of the city of Edmonton, Alberta, offers a diverse range of exploration and development opportunities. In 2007 Fairborne drilled one (0.5 net) successful well and recompleted an additional three (2.5 net) wells in either the Wabamun (sour gas) or the Glauconite (sweet gas) formations. Average daily production from this area in the Third Quarter was 487 Boe/d including 2,233 Mcf/d natural gas and 115 Bbls/d in associated NGLs. Fairborne plans to drill between seven and eight wells and recomplete an additional two to three wells during 2008.

Competitive Conditions

The oil and natural gas industry is intensely competitive in all its phases. Fairborne Amalco will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Fairborne Amalco's competitors will include resource companies which have greater financial resources, staff and facilities than those of Fairborne Amalco. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Fairborne Amalco anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply-demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquified natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ability to adjust supply to world demand and weather. Crude oil prices have been kept high by political events causing disruptions in the supply of oil and concern over potential supply disruptions triggered by unrest in the Middle East and more recently have been impacted by weather and recently increased storage levels. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Such material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers and further increases in the value of the Canadian dollar would exacerbate this negative impact. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators.

A second trend within the Canadian oil and gas industry has been the fairly consistent "renewal" of private and junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, Fairborne Amalco will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol, and other environmental iniatives, will have on the sector and, in more recent times, by the October 31, 2006 proposals of the Federal government of Canada (the "**Trust Proposal**") relating to income trusts and other "specified investment flow-through" entities ("**SIFTs**") and by the October 25, 2007 proposal of the Alberta government relating to the new royalty framework in Alberta (the "**NRF**"). The impact of the NRF is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The announcement by the Alberta government may also impact upon investor sentiment to investment in the province of Alberta. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the Trust Proposal, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Bill C-52, which received Royal Asset on June 22, 2007, contained legislation implementing the Trust Proposal. Although the Trust Proposal will not affect the method in which Fairborne Amalco will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for Fairborne Amalco as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit Fairborne Amalco's ability to sell producing properties or pursue an exit strategy.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Pursuant to the Arrangement, Fairborne Amalco will acquire all of the Trust's existing oil and gas assets. The reserves data in respect of the Trust's assets, including the assets acquired by the Trust in June of 2007 pursuant to the Fairquest Acquisition, which reserves data is effective as of December 31, 2006 (collectively, the "**Reserves Data**"), is contained in the Trust AIF and the Fairquest Acquisition Material Change Report, which documents are incorporated in the Information Circular by reference. The Reserves Data is based upon evaluations by GLJ and Sproule as contained in the Trust Reserve Report and by GLJ in the Fairquest Reserve Report and conforms to the requirements of NI 51-101. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs as at December 31, 2006. The Trust engaged GLJ and Sproule and Fairquest retained GLJ to provide evaluations of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. Field inspections were not conducted.

You are urged to carefully read the full descriptions of the Reserves Data in respect of the assets to be acquired by Fairborne Amalco pursuant to the Arrangement, as contained within the Trust AIF and the Fairquest Acquisition Material Change Report, copies of which can be located on SEDAR at www.sedar.com.

The Trust is currently taxable only on income that is not distributed or distributable to its Unitholders. As the Trust distributes all of its taxable income to its Unitholders and currently meets the requirements of the Tax Act applicable to it, net present values of the future net revenues in respect of the Trust's reserves as presented in the Trust AIF (which does not include Fairquest's Reserves Data) have not been included on an after tax basis. The Reserves Data of Fairquest as presented in the Fairquest Acquisition Material Change Report has been presented on both a before and after tax basis. The following tables set out certain pro forma after tax information for the oil and natural gas reserves to be owned, directly or indirectly, on a consolidated basis by Fairborne Amalco following completion of the Arrangement and include information in respect of Fairquest's reserves acquired by the Trust pursuant to the Fairquest Acquisition. This data does not take into account the tax pools generated by any investment of cash flow or any other funds in future oil and gas activities, other than the expenditures forecast in the Trust Reserve Report and Fairquest Reserve Report, respectively. The notes to the statement of reserves as contained within the Trust AIF and the Fairquest Material Change Report, apply equally to the pro forma information set forth below.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2006 CONSTANT PRICES AND COSTS

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)				
Reserves Category	**0 ($000s)**	**5 ($000s)**	**10 ($000s)**	**15 ($000s)**	**20 ($000s)**
Proved Developed Producing	427,817	360,715	314,649	280,837	254,831
Total Proved	559,061	452,450	380,020	327,745	288,347
Total Proved Plus Probable	817,341	614,695	490,466	406,693	346,658

SUMMARY NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)				
Reserves Category	**0 ($000s)**	**5 ($000s)**	**10 ($000s)**	**15 ($000s)**	**20 ($000s)**
Proved Developed Producing	507,736	423,104	366,840	326,339	295,577
Total Proved	685,836	549,572	459,246	395,026	347,102
Total Proved Plus Probable	1,051,282	769,664	606,521	499,874	424,874

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Information

Certain selected unaudited pro forma consolidated financial information is set forth in the following table. **Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Fairborne Amalco after giving effect to the Transaction included at Schedule B to this Appendix.**

The unaudited pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements, including that the Fairborne Securityholders approve the Arrangement Resolution at the Meeting and the Transaction is completed. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Transaction actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Nine Months Ended September 30, 2007 (unaudited) ($000s)	**Pro Forma Year Ended December 31, 2006** (unaudited) ($000s)
Petroleum and natural gas sales	176,220	233,517
Royalties	(30,400)	(39,137)
Transportation expenses	(2,843)	(6,273)
	142,977	188,107
Operating expenses	31,966	41,653
General and administrative expenses	23,933	24,031
Interest and financing charges	9,150	4,555
Depletion, depreciation and accretion	83,026	94,080
	(5,098)	23,788
Future income taxes	3,076	8,672
Capital taxes	-	203
	3,076	8,875
Net earnings (loss) for the period	(8,174)	14,913

Selected Pro Forma Operational Information

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Fairborne Amalco following completion of the Transaction, for the periods indicated. Important information concerning the oil and natural gas properties and operations of the Trust is contained herein, in the Trust AIF and the Fairquest Acquisition Material Change Report, which are incorporated herein by reference. Readers are encouraged to carefully review such documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained therein.

		Pro Forma Three Months Ended September 30, 2007
Average Daily Production		
Light/medium crude oil (bbls/d)		2,600
Heavy oil (bbls/d)		-
Conventional natural gas (Mcf/d)		50,144
Coal bed methane (Mcf/d)		8,291
NGLs (bbls/d)		582
Combined (Boe/d)		12,921
	Gross[2]	**Net[3]**
Total Proved Reserves[1]		
Light/medium crude oil (Mbbls)	5,217	4,454
Heavy oil (Mbbls)	407	361
Conventional natural gas (Bcf)	100	77
Coal bed methane (Bcf)	35	30
NGLs (Mbbls)	2,562	1,775
Combined (MBoe)	30,641	24,437
Total Proved Plus Probable Reserves[1]		
Light/medium crude oil & NGL (Mbbls)	7,486	6,402
Heavy oil (Mbbls)	695	610
Conventional natural gas (Bcf)	171	133
Coal bed methane (Bcf)	50	43
NGLs (Mbbls)	4,435	3,054
Combined (MBoe)	49,360	39,352
Net Undeveloped Land Holdings (as at September 30, 2007)		232,800

Notes:

(1) Includes reserves of Fairquest, which corporation was acquired by the Trust on June 4, 2007. Reserves for each of the Trust and Fairquest are as evaluated by the independent engineers in the Trust Reserve Report and the Fairquest Reserve Report, respectively, as at December 31, 2006, based on forecast prices and costs.

(2) "Gross" means in relation to the applicable entity's interest in reserves, its "company gross reserves", which are the entity's working interest (operated and non-operated) share before deductions of royalties and without including any royalty interest of the entity.

(3) "Net" means in relation to the applicable entity's interest in reserves, the entity's working interest (operating and non-operating) share after deduction of royalty obligations, plus the entity's royalty interest in production or reserves.

Management's Discussion and Analysis

Fairborne Amalco will have both a short-term and long-term need for capital. Short-term working capital will be required to finance accounts receivable, drilling prospects and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Fairborne Amalco, being internally generated cash flow, long-term debt, equity and farm-out arrangements.

It is anticipated that Fairborne Amalco will enter into new credit facilities upon the Arrangement becoming effective, the terms of which are expected to be substantially the same as Fairborne Energy's current credit facilities. As at

September 30, 2007, Fairborne Energy had a $205 million extendable revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $220 million. As at September 30, 2007, a total of $159.8 million was outstanding under the credit facilities, including cash balances to be applied. Following completion of the Transaction, Fairborne Amalco is expected to have approximately $85 million of net debt drawn against its credit facilities. See "*Information Concerning Fairborne Energy Trust – Borrowings – Senior Credit Facilities*" in the Information Circular.

It is anticipated that the availability on the credit facilities may vary from time to time based upon various factors including the borrowing base attributed to Fairborne Amalco's oil and gas assets by the lenders.

Significant expansions of Fairborne Amalco's capital program or acquisitions may, if determined appropriate, be financed through additional equity or debt financings.

All of Fairborne Amalco's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Fairborne Amalco has no control over government intervention or taxation levels in the oil and natural gas industry.

Fairborne Amalco intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Fairborne understands that its assets are in substantial compliance, in all material respects, with current environmental legislation and Fairborne Amalco will work with governmental environmental agencies to maintain this level of compliance.

Management of Fairborne has used various commodity contracts to reduce corporate risk in certain situations. Fairborne Amalco will assume the existing commodity contracts of Fairborne that are in place upon completion of the Transaction. Fairborne Amalco's risk management strategy will be to continue to hedge existing or to be acquired production at the discretion of management, to protect shareholder return on investment, reduce risk exposure in budgeted annual funds flow projections and to help ensure transaction economics on acquisitions. See "*Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Gas Information – Forward Contracts and Marketing*" in the Trust AIF, which is incorporated by reference in this Information Circular.

In addition, readers are encouraged to review the Management's Discussion and Analysis of the Trust for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively, which have been filed on SEDAR at www.sedar.com and which are incorporated by reference in the Information Circular.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of Fairborne Newco consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities of Fairborne Newco which will, upon completion of the Arrangement, comprise the share capital of Fairborne Amalco.

Common Shares

Holders of Fairborne Amalco Shares will be entitled to one vote per share at meetings of shareholders of Fairborne Amalco, to receive dividends if, as and when declared by the board of directors of Fairborne Amalco and to receive *pro rata* the remaining property and assets of Fairborne Amalco upon its dissolution or winding-up, subject to the rights of shares having priority over the Fairborne Amalco Shares.

Preferred Shares

Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Fairborne Amalco prior to the issuance thereof. Holders of preferred shares, except as required by law, will not be entitled to vote at meetings of shareholders of Fairborne Amalco. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Fairborne Amalco, whether voluntary or involuntary, the preferred shares are entitled to preference over the Fairborne Amalco Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited pro forma consolidated capitalization of Fairborne Newco or Fairborne Amalco, as the case may be, as at September 30, 2007, both before and after giving effect to the completion of the Transaction.

Designation (Authorization)	As at September 30, 2007 before giving effect to the Transaction	As at September 30, 2007 after giving effect to the Transaction
	(amounts in $000s, except where noted)	
Bank Debt[1]	Nil	$59,834
Debentures ($100 million)[2]	Nil	$100,000
Common Shares (unlimited)	$10.00 (1 share)	$449,845 (84,151,494 shares)[3]
Preferred Shares (unlimited)	Nil	Nil

Notes:

(1) It is anticipated that Fairborne Amalco will enter into new credit facilities on substantially the same terms as the Trust's current credit facilities upon the Arrangement becoming effective. See "*Information Concerning Fairborne Energy Trust – External Debt – Senior Credit Facilities*" in the Information Circular.

(2) Represents the face amount of the outstanding Debentures of the Trust which will be assumed by Fairborne Amalco in connection with the Arrangement. The Debentures have a maturity date of December 31, 2011 and bear interest at an annual rate of 6.50% payable semi-annually on June 30 and December 31. On completion of the Arrangement, the Debentures will be obligations of Fairborne Amalco and will be convertible into Fairborne Amalco Shares at the option of the holder at any time prior to the close of business on the earlier of maturity of the Debenture and the business day immediately preceding the date specified by Fairborne Amalco for redemption of the Debentures, at a conversion price of $13.50 per Fairborne Amalco Share. See "*Information Concerning Fairborne Energy Trust – External Debt – Convertible Unsecured Subordinated Debentures*" in the Information Circular.

(3) Assumes that the same number of Units are outstanding on the Effective Date as were outstanding on September 30, 2007 and: (i) an aggregate of 13,422,820 Fairborne Amalco Shares are issued pursuant to the Private Placement; (ii) an aggregate of 4,116,784 Fairborne Amalco Shares are issued under the Arrangement in exchange for outstanding Exchangeable Shares; (iii) no Dissent Rights are exercised; (iv) no Units are issued pursuant to outstanding Trust Warrants, (v) an aggregate of 995,898 Units are issued pursuant to outstanding Incentive Rights under the Incentive Plan; and (vi) no Debentures are converted into Units, prior to the Effective Time of the Arrangement.

(4) See "*Balance Sheet of Fairborne Newco Inc.*" and "*Pro Forma Consolidated Financial Statements of Fairborne Amalco*" attached as Schedules A and B to this Appendix E.

DIVIDEND RECORD AND POLICY

Fairborne Newco has not declared or paid any dividends since its incorporation. Any decision to pay dividends on the Fairborne Amalco Shares will be made by the board of directors of Fairborne Amalco on the basis of Fairborne Amalco's earnings, financial requirements and other conditions existing at such future time.

PRIOR SALES

On October 19, 2007, Fairborne Newco issued one Fairborne Newco Share to the Trust at a price of $10.00 to facilitate its organization.

On October 22, 2007 Fairborne Newco entered into the Share Subscription Agreement pursuant to which Fairborne Newco has agreed, subject to the terms and conditions thereof, to issue an aggregate of 13,422,820 Fairborne Newco Shares (which are the Fairborne Amalco Shares after giving effect to the Arrangement) at a purchase price of $7.45 per share. See "*The Private Placement*" in the Information Circular.

ESCROWED SECURITIES

No securities of any class of securities of Fairborne Amalco are anticipated to be held in escrow following the completion of the Transaction.

PRINCIPAL SHAREHOLDERS

Immediately following completion of the Transaction, to the best of knowledge of the directors and officers of Fairborne Energy as of the date of the Information Circular, there are no persons who will own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of Fairborne Amalco other than as follows:

Name and Municipality of Residence	Number of Fairborne Amalco Shares	Percentage of Outstanding Fairborne Amalco Shares
Denham Commodity Partners Fund IV LP(1)	13,422,820	15.9%(2)

Note:

(1) Denham is a U.S. based private equity fund.

(2) Based upon an aggregate of 84,265,014 Fairborne Amalco Shares being outstanding immediately following the Transaction, assuming that 13,422,820 Fairborne Amalco Shares are issued pursuant to the Private Placement, no Dissent Rights are exercised in connection with the Arrangement, no Trust Warrants are exercised, no Debentures are converted into Units and an aggregate of 995,898 Units are issued pursuant to outstanding Incentive Rights, prior to the Effective Time.

DIRECTORS AND OFFICERS

The following table sets forth the name, age, municipality of residence, date first elected as a director of Fairborne Energy and positions for each of the proposed directors and officers of Fairborne Amalco upon completion of the Transaction, together with their principal occupations during the last five years. The directors of Fairborne Amalco shall hold office until the next annual meeting of shareholders or until their respective successors have been duly elected or appointed.

Name, Age and Municipality of Residence	Proposed Position with Fairborne Amalco	Date First Elected or Appointed as Director of Fairborne Energy	Principal Occupation
Richard A. Walls Calgary, Alberta Age: 58	Chairman and a Director	January 9, 2002	Chairman of Fairborne Energy since May, 2005; President and Chief Executive Officer of Fairquest from May, 2005 to June, 2007; prior thereto, President and Chief Executive Officer of Fairborne Energy from May 2002 to May 2005; prior thereto, special advisor to Duke Energy Field Services Canada Ltd. (**"Duke Energy"**) from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. (**"CMSL"**) (a private oil and natural gas midstream company); and prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. (**"Pan East"**) (a public oil and natural gas company).

Name, Age and Municipality of Residence	Proposed Position with Fairborne Amalco	Date First Elected or Appointed as Director of Fairborne Energy	Principal Occupation
Steven R. VanSickle Calgary, Alberta Age: 43	President and Chief Executive Officer and a Director	May 30, 2005	President and Chief Executive Officer of Fairborne Energy since May, 2005; prior thereto, Senior Vice-President, Exploration of Fairborne Energy from May 2002 to May 2005; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.
Michael E.J. Phelps(1)(3)(4) Vancouver, B.C. Age: 60	Director	July 19, 2002	Chairman, Dornoch Capital Inc. (a private investment company); prior thereto, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its merger with Duke Energy in 2002; from 2003 to 2005, Chair of the "Wise Persons Committee" – a Committee formed to review the structure of securities regulation in Canada.
Johannes J. Nieuwenburg(2)(3)(4) Calgary, Alberta Age: 52	Director	May 30, 2005	Private businessman and corporate director since 2001; prior thereto, President and Chief Executive Officer of Petromet Resources Limited from May, 1998 to May, 2001 and Executive Vice President and Chief Operating Officer thereof from March, 1998; prior thereto, Vice President, Asset Management of Norcen Energy Resources Limited from March, 1997 to March, 1998; and prior thereto, held various positions with Amoco Energy Group, North America from May, 1980 to March, 1997, with the last position being General Management, Business Development.
Rodney D. Wimer(1)(2)(3) Bend, Oregon Age: 58	Director	May 31, 2002	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.
Robert B. Hodgins(1)(2)(4) Calgary, Alberta Age: 56	Director	May 30, 2005	Private investor and corporate director since 2004; prior thereto, Chief Financial Officer of Pengrowth Energy Trust from 2002 to 2004; prior thereto from 1998 to 2002, Vice President and Treasurer of Canadian Pacific Limited; and prior thereto, Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998 and held various other senior positions at TransCanada commencing in 1981.
Carl J. Tricoli Houston, Texas Age: 52	Director	Nominee	Senior Managing Director of Denham Capital Management LP and its predecessor since August 2004; prior thereto President of GeosCapital LLC from January 2002 to August 2004; prior thereto Vice President at Enron Corporation from April 1999 to January 2002; prior thereto Managing Director at Koch Industries from September 1997 to April 1999; prior thereto President of Black Hawk Resources from August 1996 to September 1997; and prior thereto held various positions at NationsBank Capital Markets with the last position being Managing Director and Head of Energy Corporate Finance.

Name, Age and Municipality of Residence	Proposed Position with Fairborne Amalco	Date First Elected or Appointed as Director of Fairborne Energy	Principal Occupation
David L. Summers Calgary, Alberta Age: 48	Chief Operating Officer	N/A	Chief Operating Officer of Fairborne Energy since May, 2005; prior thereto, Vice-President, Operations and Chief Operating Officer of Fairborne Energy from May 2002 to May 2005; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.
Aaron G. Grandberg Calgary, Alberta Age: 36	Chief Financial Officer	N/A	Chief Financial Officer of Fairborne Energy since June 2005 and Vice-President, Finance of Fairborne Energy from June 2005 to March 2007; prior thereto, Controller of NAL Oil & Gas Trust since December 1999; prior thereto, Manager of Financial Reporting for NAL Oil & Gas Trust; and prior thereto, Mr. Grandberg was employed for five years with a national accounting firm. Mr. Grandberg received his Chartered Accountant designation in 1997.
James E. Young Calgary, Alberta Age: 57	Vice-President, Exploration	N/A	Vice-President, Exploration of Fairborne Energy since July 2003; prior thereto, Vice-President Exploration of Pivotal from January 2003 and prior thereto, Vice-President Exploration of Cigar Oil & Gas Ltd., a predecessor to Pivotal, from February 2001; prior thereto from October 2000, President and Chief Executive Officer of Winstar Resources Ltd. (a public oil and natural gas company); prior thereto from May 2000, President of Sunrunner Petroleum Corp. (a private oil and natural gas company); prior thereto from April 1999, Executive Vice President of Backer Petroleum Corp. (a public oil and natural gas company); and prior thereto from May 1994, Vice President Exploration and Director of Backer Petroleum Corp.
David E.T. Pyke Calgary, Alberta Age: 53	Vice-President, Land	N/A	Vice-President, Land of Fairborne Energy since July 2003; prior thereto, Vice-President Land of Pivotal since January 2003 and prior thereto Vice-President, Land and Contracts of Cigar Oil & Gas Ltd., a predecessor of Pivotal from January 1999; prior thereto and from October 1998, businessman; prior thereto and from August 1997, Vice President Land and Contracts of Barrington Petroleum Ltd. (a public oil and natural gas company); and prior thereto and from April 1996, Vice President Business Development of AEC Oil & Gas Ltd. (a public oil and natural gas company).
Gary M. Poirier Calgary, Alberta Age: 45	Vice-President, Operations	N/A	Vice-President, Operations of Fairborne Energy since August 2004; prior thereto, Manager of Operations and Engineering of Fairborne Energy since May 2002; prior thereto and from August 2000, Operations Manager at Dominion Energy Canada Ltd.; and prior thereto and from March 1997, Business Unit Manager for the Yellowhead and Eastern business units of Mobil Oil Canada.

Name, Age and Municipality of Residence	Proposed Position with Fairborne Amalco	Date First Elected or Appointed as Director of Fairborne Energy	Principal Occupation
David S. Cymbalisty Calgary, Alberta Age: 43	Vice-President, Engineering	N/A	Vice-President, Engineering of Fairborne Energy since August, 2004; prior thereto Manager of Drilling and Completions of Fairborne Energy since October 2003; prior thereto and since August 2002, Vice-President, Engineering and Chief Environmental Safety Officer of Pivotal; and prior thereto and since September 2001, President of Pan Ridge Oil Corp., a private oil and gas company; and prior thereto and from December 1998, Vice-President, Operations at Ionic Energy Inc.
Shaun E. Alspach Calgary, Alberta Age: 37	Vice-President, Business Development	N/A	Vice-President, Business Development of Fairborne Energy since February 2005; prior thereto, co-founder and Vice-President of Enermarket Solutions Ltd from October 2000; and prior thereto and from September 1999, Staff Geologist with Canadian Natural Resources Ltd.
F. Tom Park Calgary, Alberta Age: 38	Vice-President, Marketing	N/A	Vice-President, Marketing of Fairborne Energy since March 2005; prior thereto Director, Producer Origination & Financial Products of BP Canada Energy Company from March 2001; and prior thereto and from December 1998, Supervisor, Gas Supply & Operations, Berkley Petroleum Corp.
Jacqueline M. Cugnet Calgary, Alberta Age: 39	Vice-President, Finance	N/A	Vice-President, Finance of Fairborne Energy since March 2007; prior thereto Manager of Taxation and Special Projects of Fairborne Energy from September 2004; prior thereto Vice-President, Finance and Chief Financial Officer of Questerre Energy Corp., from August 2003; and prior thereto and from June 2002, Vice-President, Finance and Chief Financial Officer of Pivotal; prior thereto and from January 2000 financial consultant; and prior thereto and since August 1994, Controller, Summit Resources Ltd.
C. Steven Cohen Calgary, Alberta Age: 52	Secretary	N/A	Partner with Burnet, Duckworth & Palmer LLP (barristers and solicitors)

Notes:

(1) Current member of Audit Committee of Fairborne Energy.
(2) Current member of Reserves Committee of Fairborne Energy.
(3) Current member of Compensation Committee of Fairborne Energy.
(4) Current member of Corporate Governance Committee of Fairborne Energy.
(5) The proposed composition of the committees of the board of directors of Fairborne Amalco is subject to change and will be determined following completion of the Transaction.
(6) The term of office of all directors will expire on the date of the next annual meeting of holders of Fairborne Amalco Shares.

After giving effect to the Transaction, and based on certain assumptions, the number of Fairborne Amalco Shares beneficially owned, directly or indirectly, by all of the proposed directors and officers of Fairborne Amalco and their associates following completion of the Transaction will be an aggregate of approximately 8,839,487 Fairborne Amalco Shares (approximately 10.5% of the issued and outstanding Fairborne Amalco Shares).

Personnel

As at the date of the Information Circular, Fairborne Newco has no employees. After giving effect to the Transaction, the current employees of Fairborne Energy will be employees of Fairborne Amalco. As at September 30, 2007,

Fairborne Energy employed 57 head office employees, 45 field employees, 7 part time staff and 9 consultants. Fairborne Amalco will continue to further enhance personnel of the organization to reflect the requirements of an intermediate producing company and an expanded capital program.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Fairborne Amalco will be subject in connection with the operations of Fairborne Amalco. In particular, certain of the directors and officers of Fairborne Amalco may be involved with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Fairborne Amalco or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Fairborne Amalco. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event a director or officer of a company is a party to, or is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with Fairborne Amalco, the director shall disclose his interest in such contract and, in the case of directors, shall refrain from voting on any matter in respect of such contract unless otherwise provided by the ABCA. As at the date of the Information Circular, the Board and management of Fairborne Energy is not aware of any existing or potential material conflicts of interest between Fairborne Amalco and any proposed director or officer of Fairborne Amalco.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, Fairborne Newco has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Fairborne Newco to its executive officers or directors and none will be paid until after the Transaction is completed. The proposed directors and executive officers of Fairborne Amalco are currently compensated by Fairborne Energy.

Fairborne Amalco's compensation policies will be structured on the basis that a significant component of director, executive and employee compensation should be performance based and thereby aligned with shareholder's interests. While the board of directors of Fairborne Amalco, in consultation with its compensation committee, will meet following completion of the Transaction in order to establish Fairborne Amalco's compensation structure, it is currently anticipated that Fairborne Amalco's compensation program will consist of a combination of short and long term incentives including base salaries and benefits, an annual performance based cash bonus plan and a performance based cash retention award plan.

Following the completion of the Transaction, it is anticipated that the executive officers of Fairborne Amalco will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character. Initially, it is anticipated that the executive officers of Fairborne Amalco will continue to be paid the same salaries as they currently receive as employees of Fairborne Energy. It is anticipated that the current employment agreements between Fairborne Energy and each of the executive officers of Fairborne Energy will continue in respect of their ongoing role as executive officers of Fairborne Amalco. See "*Executive Compensation*" in the Fairborne Annual Meeting Circular.

Following completion of the Transaction, it is currently anticipated that Fairborne Amalco will establish and adopt a performance based cash bonus plan (the "**Cash Bonus Plan**") for its officers and employees which will be based upon the achievement of a combination of corporate and individual performance measures and objectives. Bonuses will be determined and paid annually based upon performance over the immediately preceding twelve month period. It is anticipated that 75% of any bonus entitlement will be based upon growth over a prescribed level in one or more of certain predetermined corporate performance criteria which are currently expected to include growth in proven reserves per share, production per share and cash flow per share. The remaining 25% of any bonus entitlement will be discretionary based upon individual performance. Potential individual entitlements under the Cash Bonus Plan will be subject to an aggregate maximum as a percentage of annual salary, which maximums will be dependent upon seniority of the individual and are currently anticipated to range from a lower limit of 25% to an upper limit of 100% of annual salary in the case of the executive officers.

Following completion of the Transaction, it is currently anticipated that Fairborne Amalco will adopt a cash based retention award plan (the "**Retention Award Plan**") which will provide for the granting of retention awards ("**Retention Awards**") to directors, officers and employees of Fairborne Amalco. Upon vesting and exercise in accordance with their terms, each one Retention Award will entitle the holder to a cash payment based upon the appreciation in value of the Fairborne Amalco Shares over time, such payment being equal to the difference between the market price of the Fairborne Amalco Shares at the date of grant of the applicable Retention Award and the market price of the Fairborne Amalco Shares at the date of exercise. It is anticipated that Retention Awards shall vest as to one-third of the number of Retention Awards granted on each of the first, second and third anniversaries of the date of grant and any unexercised Retention Awards will be deemed to be exercised on the third anniversary of the date of grant. The Retention Award Plan is solely cash based and, accordingly, Fairborne Amalco will not issue any Fairborne Amalco Shares in connection with the Retention Award Plan.

The annual retainer and attendance fees that directors of Fairborne Energy currently receive will be revisited in respect of their ongoing relationship with Fairborne Amalco. As all of the current members of the board of directors of Fairborne Energy have waived their entitlement to accelerated vesting of their Incentive Rights in connection with the Arrangement, such individuals will continue to hold their Incentive Rights under the current terms of the Incentive Plan, but after giving to the Transaction, will be entitled to receive Fairborne Amalco Shares rather than Trust Units upon vesting of such Incentive Rights. See "*Treatment of Incentive Rights*" in the Information Circular. It is also anticipated that the proposed directors of Fairborne Amalco will be entitled to participate in the Retention Award Plan described above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Fairborne Amalco, or any of their associates, to Fairborne Amalco, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Fairborne Amalco.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia, and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Fairborne Amalco in a manner materially different than they would affect other oil and gas trusts of similar size. All current legislation is a matter of public record and Fairborne Amalco is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, value of refined products, the supply/demand balance, and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia, and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain voluntary measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector by 2010 and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to eliminate, amend or allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

The Canadian federal corporate income tax rate levied on taxable income is 22.12% effective January 1, 2007 for active business income including resource income. With the elimination of the corporate surtax effective January 1, 2008 and other rate reductions introduced in the October 2007 Economic Statement and Notice of Ways and Means Motion, the federal corporate income tax rate will decrease to 15% in five steps: 19.5% on January 1, 2008, 19% on January 1, 2009, 18% on January 1, 2010, 16.5% on January 1, 2011 and 15% on January 1, 2012.

Alberta

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. Currently, the amount of royalties that are payable is influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil in "new oil" and "old oil" depending on when the oil pools were discovered. If discovered prior to March 31, 1974 it is considered "old oil", if discovered after March 31, 1974 and before September 1, 1992, it is considered "new oil". The Alberta government introduced in 1992 a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2009, which, among other things, determines the Crown's share of crude and processed oil sands products.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August of 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program ("**ARTC**") was to be eliminated, effective January 1, 2007. The programs affected by this announcement are: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv) Horizontal Re-Entry Royalty Reduction. The program being introduced is the Innovative Energy Technologies Program (the "**IETP**") which is intended to promote the producers' investment in research, technology and innovation for the purposes of improving environmental performance while creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy will be the one to decide which projects qualify and the level of support that will be provided. The deadline for the IETP's third round of applications was May 31, 2007. The successful applicants have not yet been announced and it appears, based on the previous two rounds, that the selection process can take at least 8 months. The technical information gathered from this program is to be made public once a two-year confidentiality period expires.

On October 25, 2007, the Alberta government released a report entitled "The New Royalty Framework" (the "**NRF**") containing the government's proposals for Alberta's new royalty regime which is scheduled to be effective on January 1, 2009. The proposed NRF includes new royalty formulas for conventional oil and natural gas that will operate on sliding scales that are determined by commodity prices and well productivity. Substantial legislative, regulatory and systems updates will be introduced before changes become fully effective in January 2009. See "*Information Concerning Fairborne Energy Trust – Recent Developments*" in the Information Circular and "*Risk Factors – New Alberta Royalty Regime*" in this Appendix E.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are required to pay annual rental payments with respect to the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month, and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil), between October 31, 1975, and June 1, 1998 (new oil), or after June 1, 1998 (third-tier oil). The royalty rates are calculated in three stages, which take into account the vintage of the oil, if the oil produced has already been sold and any royalty exempt value applicable (exempt wells). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production or 11,450m3 produced, whichever comes first; and the royalties for third-tier oil are the lowest reflecting the higher costs of exploration and extraction that the producers would incur. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the price obtained by the producer, and a prescribed minimum price. However, when the reference price is below the select price (a parameter used in the royalty rate formula), the royalty rate is fixed. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the Province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties and regulatory reduction, and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading, and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

On February 27, 2007 the Government of British Columbia unveiled the Energy Plan outlining the Province's strategy towards the environment and which includes targeting for zero net greenhouse gas emissions, promoting new investments in innovation, and becoming the world's leader in sustainable environmental management. In respect of the oil and gas industry, the objective is to achieve clean energy through conservation and energy efficient practices, whilst competitiveness is advocated in order to attract investment for the development of the oil and gas sector. Among the changes to be implemented are: (i) a new of Net Profit Royalty Program; (ii) the creation of a Petroleum Registry; (iii) the establishment of an infrastructure royalty program (combining roads and pipelines); (iv) the elimination of routine flaring at producing wells; (v) the creation of policies and measures for the reduction of emissions; (vi) the development of unconventional resources such as tight gas and coalbed gas; and (vii) new the Oil and Gas Technology Transfer Incentive Program that encourages the research, development and use of innovative technologies to increase recoveries from existing reserves and promotes responsible development of new oil and gas reserves.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil", or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil", or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas", and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic metres in a month.

- A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

In 1975, the Government of Saskatchewan introduced a Royalty Tax Rebate ("**RTR**") as a response to the federal government disallowing crown royalties and similar taxes as a deductible business expense for income tax purposes. As of January 1, 2007, the remaining balance of any unused RTR will be limited in its carry forward to five years since the federal government had the initiative to reintroduce the full deduction of provincial resource royalties from federal and provincial taxable income.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) (the "**EPEA**"), which came into force on September 1, 1993, and the *Oil and Gas Conservation Act* (Alberta) (the "**OGCA**"). The EPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increased penalties. In 2006, the Alberta Government enacted regulations pursuant to the EPEA to specifically target sulphur oxide and nitrous oxide emissions from industrial operations including the oil and gas industry. In addition, the reduction emission guidelines outlined in the *Climate Change and Emissions Management Amendment Act* came into effect on July 1, 2007. Under this legislation, Alberta facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12%. Industries have three options to choose from in order to meet the reduction requirements outlined in this legislation, and these are: (i) by making improvement to operations that result in reductions; (ii) by purchasing emission credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emission; or (iii) by contributing to the Climate Change and Emissions Management

Fund. Industries can either choose one of these options or a combination thereof. Fairborne Amalco will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. Fairborne Energy believes that it is in material compliance with applicable environmental laws and regulations. It also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("**Protocol**"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. It remains uncertain whether the Kyoto target of 6% below 1990 emission levels will be enforced in Canada. The Federal Government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. On April 26, 2007, the Federal Government released its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "**Action Plan**") also known as ecoACTION which includes the regulatory framework for air emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy using products.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not currently possible to predict either the nature of those requirements or the impact on Fairborne Amalco and its operations and financial condition at this time.

RISK FACTORS

An investment in Fairborne Amalco should be considered highly speculative due to the nature of Fairborne Amalco's activities and the present stage of its development. Investors should carefully consider the following risk factors:

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Fairborne Amalco depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Fairborne Amalco's existing reserves, after completion of the Arrangement, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Fairborne Amalco's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Fairborne Amalco will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of Fairborne Amalco may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Fairborne Amalco.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Fairborne Amalco may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Fairborne Amalco. In accordance with industry practice, Fairborne Amalco will not be fully insured against all of these risks, nor are all such risks insurable. Although Fairborne Amalco will maintain liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Fairborne Amalco could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Fairborne Amalco.

Operational Dependence

Other companies operate some of the assets in which Fairborne Amalco will have an interest after completion of the Arrangement. As a result, Fairborne Amalco will have limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect Fairborne Amalco's financial performance. Fairborne Amalco's return on assets operated by others will therefore depend upon a number of factors that may be outside of Fairborne Amalco's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Fairborne Amalco will manage a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Fairborne Amalco's ability to execute projects and market oil and natural gas will depend upon numerous factors beyond Fairborne Amalco's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the availability of storage capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- changes in regulations;
- the availability and productivity of skilled labour; and
- the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Fairborne Amalco could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Fairborne Amalco will compete with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Fairborne Amalco's competitors will include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Fairborne Amalco. Fairborne Amalco's ability to increase its proposed reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "*Industry Conditions*". Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Fairborne Amalco's costs, any of which may have a material adverse effect on Fairborne Amalco's intended business, financial condition and results of operations. In order to conduct oil and gas operations, Fairborne Amalco will require licenses from various governmental authorities. There can be no assurance that Fairborne Amalco will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

New Alberta Royalty Regime

On October 25, 2007, the Alberta government released a report entitled "The New Royalty Framework" (the "**NRF**") containing the government's proposals for Alberta's new royalty regime which is scheduled to be effective on January 1, 2009. Given that the NRF has only recently been announced, it is not possible at this time to determine the full impact of the NRF on Fairborne Amalco's financial condition and operations.

Fairborne Amalco cannot provide any assurance that the NRF will be implemented in the form proposed. If changes are made to the NRF before it is implemented by the Alberta government, such changes could result in the implementation of a new royalty regime that impacts Fairborne Amalco in a materially different manner, and that is more adverse to Fairborne Amalco, than the NRF as currently proposed.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Fairborne Amalco's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Fairborne Amalco to possible future legislation regulating emissions of greenhouse gases, such as the government of Canada's proposed *Clean Air Act* of 2006 and Alberta's recently enacted *Climate Change and Emissions Management Act*. The direct or indirect costs of these regulations may adversely affect the expected business of Fairborne Amalco. See "*Industry Conditions – Environmental Regulation*".

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Fairborne Amalco to incur costs to remedy such discharge. Although Fairborne Amalco believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Fairborne Amalco's financial condition, results of operations or prospects. See "*Industry Conditions – Environmental Regulation*".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Fairborne Amalco is and will continue to be affected by numerous factors beyond its control. Fairborne Amalco's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Fairborne Amalco may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Fairborne Amalco's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Fairborne Amalco's reserves. Fairborne Amalco might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Fairborne Amalco's expected net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Fairborne Amalco will be in part determined by Fairborne Amalco's borrowing base. A sustained material decline in prices from historical average prices could reduce Fairborne Amalco's expected borrowing base, therefore reducing the bank credit available to Fairborne Amalco which could require that a portion, or all, of Fairborne Amalco's expected bank debt be repaid and a liquidation of assets.

Variations in Foreign Exchange Rates and Interest Rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Such material increases in the value of the Canadian dollar have negatively impacted Fairborne's operating entities production revenues. Further material increases in the value of the Canadian dollar would exacerbate this negative impact. This increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates could accordingly impact the future value of Fairborne Amalco's reserves as determined by independent evaluators.

To the extent that Fairborne Amalco engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which Fairborne Amalco may contract.

An increase in interest rates could result in a significant increase in the amount Fairborne Amalco pays to service debt, which could negatively impact the market price of the Fairborne Amalco Shares.

Substantial Capital Requirements

Fairborne Amalco anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Fairborne Amalco's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Fairborne

Amalco. The inability of Fairborne Amalco to access sufficient capital for its operations could have a material adverse effect on Fairborne Amalco's financial condition, results of operations and prospects.

Additional Funding Requirements

Fairborne Amalco's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Fairborne Amalco may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Fairborne Amalco to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Fairborne Amalco's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Fairborne Amalco's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Fairborne Amalco's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Fairborne Amalco may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Fairborne Amalco's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Fairborne Amalco may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Fairborne Amalco's articles nor its by-laws limit the amount of indebtedness that Fairborne Amalco may incur. The level of Fairborne Amalco's indebtedness from time to time, could impair Fairborne Amalco's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Fairborne Amalco may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Fairborne Amalco will not benefit from such increases. Similarly, from time to time Fairborne Amalco may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Fairborne Amalco will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Fairborne Amalco and may delay exploration and development activities. To the extent Fairborne Amalco is not the operator of its oil and gas properties, Fairborne Amalco will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Fairborne Amalco's claim which could result in a reduction of the revenue received by Fairborne Amalco.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in the Trust AIF, the Fairquest Acquisition Material Change Report and in this Appendix are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Fairborne Amalco's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule, as the case may be, have used both constant and forecast prices and costs in estimating the reserves and future net cash flows contained in the Trust Reserve Report and Fairquest Reserve Report, respectively. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Fairborne Amalco's oil and gas reserves will vary from the estimates contained in the Trust Reserve Report and Fairquest Reserve Report, respectively, and such variations could be material. The Trust Reserve Report and Fairquest Reserve Report, respectively, are based in part on the assumed success of activities Fairborne Amalco intends to undertake in future years. The reserves and estimated cash flows set out in the Trust Reserve Report and Fairquest Reserve Report, respectively, will be reduced to the extent that such activities do not achieve the level of success assumed in the Trust Reserve Report and Fairquest Reserve Report, respectively.

Insurance

Fairborne Amalco's involvement in the exploration for and development of oil and natural gas properties may result in Fairborne Amalco becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Fairborne Amalco will maintain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Fairborne Amalco may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Fairborne Amalco. The occurrence of a significant event that Fairborne Amalco is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Fairborne Amalco.

Possible Failure to Realize Anticipated Benefits of the Transaction

Achieving the anticipated benefits of the Transaction will depend in part on Fairborne Amalco's ability to realize the anticipated growth opportunities from reorganizing the Trust into a corporate structure. Management expects that the corporate structure provide incentives for reinvestment into Fairborne Amalco, allowing Fairborne Amalco to make additional capital expenditures and property acquisitions. In addition, the Arrangement is expected to simplify the operations of the continuing entity, Fairborne Amalco. The realization of the anticipated benefits of the Arrangement will require the dedication of substantial management effort, time and resources. There can be no assurance that management will be successful in refocusing the continuing entity into a growth-oriented entity.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by Fairborne Amalco is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle-East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of Fairborne Amalco's net production revenue.

In addition, Fairborne Amalco's expected oil and natural gas properties, wells and facilities could be subject to a terrorist attack. As the oil and gas industry in Canada is a key supplier of energy to the United States, certain terrorist groups may target Canadian oil and gas properties, wells and facilities in an effort to choke the United States economy. If any of Fairborne Amalco's properties, wells or facilities are the subject of terrorist attack it could have a material adverse effect on Fairborne Amalco. Fairborne Amalco will not have insurance to protect against the risk from terrorism.

Dividends

Any decision to pay dividends on the Fairborne Amalco Shares will be made by the board of directors of Fairborne Amalco on the basis of Fairborne Amalco's earnings, financial requirements and other conditions existing at such future time.

Conflicts of Interest

Certain directors of Fairborne Amalco are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "*Directors and Officers – Conflicts of Interest*".

Dilution

Fairborne Amalco may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Fairborne Amalco which may be dilutive.

Management of Growth

Fairborne Amalco may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Fairborne Amalco to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Fairborne Amalco to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

Fairborne Amalco's properties are held in the form of licences and leases and working interests in licences and leases. If Fairborne Amalco or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Fairborne Amalco's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on Fairborne Amalco's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Fairborne Amalco is not aware that any claims have been made in respect of its expected property and assets; however, if a claim arose and was successful this could have an adverse effect on Fairborne Amalco and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Fairborne Amalco.

Third Party Credit Risk

Fairborne Amalco may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Fairborne Amalco, such failures could have a material adverse effect on Fairborne Amalco and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Fairborne Amalco's ongoing capital program, potentially delaying the program and the results of such program until Fairborne Amalco finds a suitable alternative partner.

Absence of Market

Fairborne has received conditional approval for the listing of the Fairborne Amalco Shares on the TSX, subject to Fairborne Amalco fulfilling the requirements of the TSX. There can be no assurance that the Fairborne Amalco Shares will be listed on the TSX or on any other stock exchange, that an active trading market will develop or, if one develops, will be sustained.

Reliance on Key Personnel

Fairborne Amalco's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Fairborne Amalco. Fairborne Amalco does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Fairborne Amalco are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Fairborne Amalco will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Fairborne Amalco.

LEGAL PROCEEDINGS

There are no legal proceedings to which Fairborne Newco is a party or in respect of which any of its assets are the subject matter, which is material to Fairborne Newco, and Fairborne Newco is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors or executive officers of Fairborne Newco or the proposed directors or executive officers of Fairborne Amalco, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of Fairborne Amalco's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect Fairborne Amalco.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of Fairborne Newco are, and the auditors of Fairborne Amalco will be, KPMG LLP, Chartered Accountants, Suite 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

Transfer Agent and Registrar

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and in Toronto, Ontario, will be the registrar and transfer agent for the Fairborne Amalco Shares and transfers of the Fairborne Amalco Shares may be recorded in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only contracts entered into by Fairborne Newco that materially affects Fairborne Newco, since incorporation or to which Fairborne Newco will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the Fairborne Amalco Shares, other than contracts entered into in the ordinary course of business, is the Arrangement Agreement and the Share Subscription Agreement. A copy of the Arrangement Agreement is attached at Appendix "C" to this Information Circular and a copy of the Share Subscription Agreement is filed under the Trust's profile on SEDAR and may also be inspected at the registered office of Fairborne Newco located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 during normal business hours from the date of this Information Circular until the completion of the Arrangement.

For a description of material contracts of the Trust, see the section entitled "*Material Contracts*" in the Trust AIF.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of the Trust, Fairborne Energy and Fairborne Newco. Based on securityholdings as of November 12, 2007, the partners and associates of Burnet, Duckworth & Palmer LLP will hold less than one percent of the Fairborne Amalco Shares on the Effective Date. Certain matters relating to United States federal income tax considerations in respect of the Arrangement have been passed upon by Dorsey & Whitney LLP on behalf of the Trust, Fairborne Energy and Fairborne Newco. Based on security holdings as of November 12, 2007, the partners and associates of Dorsey & Whitney LLP will hold less than one percent of Fairborne Amalco Shares on the Effective Date.

None of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Fairborne Amalco or of any associate or affiliate of Fairborne Amalco, other than C. Steven Cohen, a partner of Burnet, Duckworth & Palmer LLP, who is the Corporate Secretary of Fairborne Energy and is the proposed Corporate Secretary of Fairborne Amalco.

SCHEDULE A

BALANCE SHEET OF FAIRBORNE NEWCO INC.

KPMG

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE DIRECTORS OF FAIRBORNE NEWCO INC.

We have audited the balance sheet of Fairborne Newco Inc. as at November 13, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at November 13, 2007 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
November 13, 2007

FAIRBORNE NEWCO INC.

Balance Sheet

As at November 13, 2007

Assets

Current assets:		
Cash	$	10

Shareholders' Equity

Shareholders' equity:		
Common shares (note 2)	$	10

Subsequent event (note 3)

See accompanying notes to financial statements.

On behalf of the Board:

(signed) "Steven R. VanSickle"
Director

(signed) "Aaron G. Grandberg"
Director

FAIRBORNE NEWCO INC.

Notes to Balance Sheet

As at November 13, 2007
(Audited)

---

1. Incorporation and basis of presentation:

Fairborne Newco Inc. ("Fairborne Newco") was incorporated pursuant to the Business Corporations Act (Alberta) on October 19, 2007 for the sole purpose of participating in the Transaction (as defined below). Fairborne Newco has not carried on any active business or conducted operations since incorporation other than executing the Arrangement Agreement (as defined below) and the Share Subscription Agreement (as defined below). This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. Share capital:

Authorized:
An unlimited number of voting common shares
An unlimited number of preferred shares, issuable in series

Issued:

	Number of Shares		Amount
Common shares:			
Issued on incorporation	1	$	10
Balance as at November 13, 2007	1	$	10

FAIRBORNE NEWCO INC.

As at November 13, 2007
(Audited)

---

3. Subsequent event:

Through a series of transactions involving Fairborne Energy Trust ("Fairborne"), certain of Fairborne's subsidiaries which include Fairborne Newco Inc. ("Fairborne Newco"), the holders of trust units of Fairborne and the holders of exchangeable shares of Fairborne Energy Ltd. ("FEL"), Fairborne anticipates converting into a publicly listed exploration and production company. The transaction is subject to satisfying various conditions including regulatory, judicial and securityholder approvals and is currently scheduled to be completed on or about December 19, 2007.

Pursuant to a proposed transaction involving Fairborne, FEL, Fairborne ExchangeCo Ltd. ("Fairborne ExchangeCo"), Fairborne Newco, 1351064 Alberta Ltd., holders of trust units of Fairborne and holders of exchangeable shares of FEL, Fairborne Newco will: (i) participate in a plan of arrangement (the "Arrangement") pursuant to the Arrangement Agreement dated November 13, 2007 among Fairborne, FEL and Fairborne Newco (the "Arrangement Agreement") that will result in the reorganization of Fairborne into an exploration and production company to be formed upon the amalgamation of FEL, Fairborne ExchangeCo and Fairborne Newco, which entity ("Fairborne Amalco") will be named "Fairborne Energy Ltd." and will, directly or indirectly, own all of the assets and assume all of the liabilities of Fairborne and its subsidiaries; and (ii) subject to the terms and conditions of the Share Subscription Agreement dated as of October 22, 2007 among Fairborne, FEL, Fairborne Newco and Denham Commodity Partners IV LP (the "Share Subscription Agreement"), complete a private placement of 13,422,820 common shares of Fairborne Newco (common shares of Fairborne Amalco following completion of the Arrangement) at a price of $7.45 per share for aggregate gross proceeds of approximately $100 million (collectively, "the Transaction").

Under the Arrangement, through a series of transactions, holders of Fairborne trust units will receive one Fairborne Amalco Share for each trust unit and holders of FEL exchangeable shares will receive Fairborne Amalco Shares on the same basis as the holders of Fairborne trust units based on the number of Fairborne trust units into which such shares are exchangeable on the effective date of the Arrangement.

SCHEDULE B

PRO FORMA FINANCIAL STATEMENTS OF FAIRBORNE AMALCO

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Fairborne Energy Ltd. ("Fairborne") as at September 30, 2007 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2007 and the year then ended December 31, 2006, and have performed the following procedures:

1. Compared the figures in the columns captioned Fairborne Energy Trust (the "Trust") to the unaudited consolidated financial statements of the Trust as at September 30, 2007 and for the nine months ended September 30, 2007 and the audited consolidated statement of operations for the year ended December 31, 2006, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned Fairquest Energy Limited ("Fairquest") to the unaudited statement of operations of Fairquest for the three months ended March 31, 2007 and the unaudited statement of operations for the 64 days ended June 3, 2007 and the audited statement of operations for the year ended December 31, 2006, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Fairborne who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned Fairborne Energy Trust and Fairquest Energy Limited as at and for the nine months ended September 30, 2007, and for the year ended December 31, 2006 and found the amounts in the columns captioned "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
November 16, 2007

FAIRBORNE ENERGY LTD.

Pro Forma Consolidated Balance Sheet

As at September 30, 2007
(Unaudited)

($ thousands)

	Fairborne Energy Trust	Adjustments (note 2)	Pro Forma Consolidated
Assets			
Currents assets:			
Cash	$ 99	$ –	$ 99
Accounts receivable	34,885	–	34,885
Prepaid expenses and deposits	3,029	–	3,029
	38,013	–	38,013
Capital assets	678,093	8,823	686,916
Goodwill	16,170	–	16,170
	$ 732,276	$ 8,823	$ 741,099
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 59,158	$ 2,000	$ 61,158
Distributions payable	5,906	–	5,906
	65,064	2,000	67,064
Bank indebtedness	159,834	(100,000)	59,834
Convertible debentures	91,933	–	91,933
Non-controlling interest	19,480	(19,480)	–
Asset retirement obligation	10,519	–	10,519
Future income taxes	47,594	2,532	50,126
Shareholders' equity:			
Unitholders' capital	380,886	(380,886)	–
Common shares		380,886 25,771 100,000 9,937 (66,749)	449,845
Warrants	2,857	–	2,857
Equity component of convertible debentures	5,581	–	5,581
Contributed surplus	7,310	5,967 (9,937)	3,340
Deficit	(58,782)	(5,967) (2,000) 66,749	–
	337,852	123,771	461,623
	$ 732,276	$ 8,823	$ 741,099

FAIRBORNE ENERGY LTD.

Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2007
(Unaudited)

($ thousands, except per unit/share amounts)

	Fairborne Energy Trust (Nine months ended September 30, 2007)	Fairquest Energy Limited (Three months ended March 31, 2007)	Fairquest Energy Limited (64 days ended June 3, 2007)	Adjustments (note 3)	Pro Forma Consolidated
Revenue:					
Petroleum and natural gas	$ 153,815	$ 13,756	$ 8,649	$ –	$ 176,220
Royalties	(26,821)	(2,908)	(671)	–	(30,400)
Transportation	(2,383)	(378)	(82)	–	(2,843)
	124,611	10,470	7,896	–	142,977
Expenses:					
Operating	27,735	2,185	2,046	–	31,966
General and administrative	13,296	1,231	1,439	7,967	23,933
Interest and financing costs	12,803	363	296	(4,312)	9,150
Depletion, depreciation and accretion	69,408	7,479	5,571	568	83,026
	123,242	11,258	9,352	4,223	148,075
Income (loss) before taxes	1,369	(788)	(1,456)	(4,223)	(5,098)
Future income taxes (reduction)	(15,877)	(179)	(418)	19,550	3,076
Net income (loss) before non-controlling interest	17,246	(609)	(1,038)	(23,773)	(8,174)
Non-controlling interest	1,076	–	–	(1,076)	–
Net income (loss)	$ 16,170	$ (609)	$ (1,038)	$ (22,697)	$ (8,174)
Net income (loss) per unit/share:					
Basic	$ 0.29				$ (0.10)
Diluted	$ 0.28				$ (0.10)

FAIRBORNE ENERGY LTD.

Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2006
(Unaudited)

($ thousands, except per unit/share amounts)

	Fairborne Energy Trust	Fairquest Energy Limited	Adjustments (note 4)	Pro Forma Consolidated
Revenue:				
Petroleum and natural gas	$ 204,129	$ 29,388	$ –	$ 233,517
Royalties	(33,185)	(5,696)	(256)	(39,137)
Transportation	(5,313)	(960)	–	(6,273)
	165,631	22,732	(256)	188,107
Expenses:				
Operating	36,182	5,471	–	41,653
General and administrative	12,286	4,648	7,097	24,031
Interest and financing costs	9,432	523	(5,400)	4,555
Depletion, depreciation and accretion	74,185	17,873	2,022	94,080
	132,085	28,515	3,719	164,319
Income (loss) before taxes	33,546	(5,783)	(3,975)	23,788
Taxes (reduction):				
Future	(15,272)	(1,642)	25,586	8,672
Capital	203	–	–	203
	(15,069)	(1,642)	25,586	8,875
Net income (loss) before non-controlling interest	48,615	(4,141)	(29,561)	14,913
Non-controlling interest	4,536	–	(4,536)	–
Net income (loss)	$ 44,079	$ (4,141)	$ (25,025)	$ 14,913
Net income per unit/share:				
Basic	$ 0.93			$ 0.18
Diluted	$ 0.90			$ 0.18

1. **Basis of presentation:**

On October 22, 2007 Fairborne Energy Trust (the "Trust") announced its plan to convert the Trust into Fairborne Energy Ltd. (the "Corporation"), an exploration and production company (the "Arrangement"). Unitholders of the Trust will receive an equal number of common shares of the Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares of the Corporation based on the then current exchange ratio.

Immediately following the closing of the Arrangement, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund, will subscribe for, on a private placement basis, 13,422,820 common shares of the Corporation at a subscription price of $7.45 per share for aggregate proceeds of approximately $100 million (the "Private Placement"). Denham's investment is conditional on the successful closing of the Arrangement.

The Trust is an open-end investment trust, whose primary business is to issue trust units and other securities and to acquire and hold securities of subsidiaries and partnerships that are engaged in the development, acquisition and production of natural gas, natural gas liquids and crude oil in Western Canada.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at September 30, 2007 is based on the unaudited consolidated balance sheet of the Trust as at September 30, 2007.

The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2007 is based on:

(a) the unaudited consolidated statement of operations of the Trust for the nine months ended September 30, 2007;

(b) the unaudited statement of operations of Fairquest Energy Ltd. ("Fairquest") for the three months ended March 31, 2007; and

(c) the unaudited statement of operations of Fairquest for the sixty four days ended June 3, 2007.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 is based on:

(a) the audited consolidated statement of operations of the Trust for the year ended December 31, 2006; and

(b) the audited statement of operations of Fairquest for the year ended December 31, 2006.

The pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that these pro forma financial statements should be read in conjunction with the financial statements and notes thereto referred to above.

2. Pro forma consolidated balance sheet as at September 30, 2007 assumptions and adjustments:

The pro forma consolidated balance sheet gives effect to the following transaction and adjustments as if they occurred on January 1, 2007:

(i) Completion of the proposed Arrangement whereby the Unitholders of the Trust receive an equal number of common shares of the Corporation.

(ii) Exchangeable shares will be exchanged for approximately 4.2 million common shares of the Corporation based on the then current exchange ratio. The conversion of the exchangeable shares has been accounted for as a step acquisition of the Trust's subsidiary, therefore the conversion resulted in an increase in common shareholders' equity, capital assets, and the future tax liability of $25.8 million, $8.8 million, and $2.5 million respectively and a decrease in non-controlling interest of $19.5 million.

(iii) Completion of the Private Placement of 13,422,820 million common shares to Denham for proceeds of approximately $100 million. The proceeds of the Private Placement have been applied against outstanding bank indebtedness.

(iv) Costs incurred in connection with the Arrangement, including legal, advisory and other costs and fees of $2.0 million have been included in accounts payable and accrued liabilities.

(v) The Arrangement results in the accelerated vesting of outstanding restricted units and outstanding performance units granted under the Trust's incentive compensation plan, except for those awards granted to the board of directors and certain officers. As a result, the following adjustments were made to the pro forma financial statements:

    (i) Previously unrecognized unit based compensation costs associated with awards that were vested under the Arrangement of $6.0 million has been charged to earnings; and

    (ii) Approximately 1.0 million common shares of the Corporation are assumed to be issued under the Trust's incentive plan resulting in $9.9 million of contributed surplus being reclassified into common shareholders' equity.

(vi) The deficit of the Corporation has been offset against common shareholders' equity.

3. **Pro forma consolidated statement of operations for the nine months ended September 30, 2007 assumptions and adjustments:**

The pro forma consolidated statement of operations for the nine months ended September 30, 2007 gives effect to the Arrangement and adjustments referred to in Note 2 effective January 1, 2007 as well as the following:

(i) The Trust acquired Fairquest on June 4, 2007. The pro forma consolidated statement of operations for the nine months ended September 30, 2007 has been adjusted to incorporate the operations of Fairquest for the period from January 1, 2007 to June 3, 2007.

(ii) The provision for depletion and depreciation has been adjusted based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties. Depletion has also been adjusted for the increase in capital assets due to the conversion of the remaining exchangeable shares to common shares.

(iii) The pro forma income statement includes transaction costs of $2.0 million for estimated legal, advisory and other costs and fees.

(iv) Previously unrecognized unit based compensation costs associated with awards that were vested under the Arrangement of $6.0 million have been included in general and administrative costs.

(v) Interest expense has been reduced by $4.3 million to reflect the estimated interest savings that result from using the proceeds of the $100 million Private Placement to repay bank indebtedness.

(vi) Future income taxes have been adjusted to reflect the impact of the above adjustments. In addition, the Arrangement effectively results in the income tax burden on earnings from the Trust and its subsidiaries being transferred from the Unitholders to the Corporation. Certain interest deductions claimed by the corporate subsidiaries of the Trust will not be available to reduce taxable income of the Corporation and its subsidiaries after the Arrangement. As a result the future income tax provision has been increased by $19.0 million.

(vii) The non-controlling interest has been eliminated as a result of the exchangeable shares being converted to common shares of the Corporation.

4. **Pro forma consolidated statement of operations for the year ended December 31, 2006 assumptions and adjustments:**

The pro forma consolidated statement of operations for the year ended December 31, 2006 gives effect to the transaction and adjustments referred to in Note 2 and Note 3 effective January 1, 2006 as well as the following:

(i) The Trust acquired Fairquest on June 4, 2007. The pro forma consolidated statement of operations for the year ended December 31, 2006 has been adjusted to incorporate the operations of Fairquest for 2006.

(ii) Royalties have been adjusted to reflect the reduced Alberta Royalty Tax Credit for the combined entity.

(iii) Previously unrecognized unit based compensation costs associated with awards that were vested under the Arrangement of $5.1 million have been included in general and administrative costs.

(iv) Interest expense has been reduced by $5.4 million to reflect the estimated interest savings that result from using the proceeds of the $100 million Private Placement to repay bank indebtedness.

(v) Future income taxes have been adjusted to reflect the impact of the above adjustments. In addition, the Arrangement effectively results in the income tax burden on earnings from the Trust and its subsidiaries being transferred from the Unitholders to the Corporation. Certain interest deductions claimed by the corporate subsidiaries of the Trust will not be available to reduce taxable income of the Corporation and it's subsidiaries after the Arrangement. As a result the future income tax provision has been increased by $25.3 million.

APPENDIX F

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone numbers and location set out below:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-851-4179

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

END